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As filed with the Securities and Exchange Commission on March 25, 2008

File No. 333-146506
File No. 811-8537

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No. 2	☒
Post-Effective Amendment No.	☐
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 13	☒

Variable Annuity Account A
of Protective Life
(Exact Name of Registrant)

Protective Life and Annuity Insurance Company
(Name of Depositor)

2801 Highway 280 South
Birmingham, Alabama 35223
(Address of Depositor's Principal Executive Offices)

(205) 268-1000
(Depositor's Telephone Number, including Area Code)

MAX BERUEFFY, Esquire
Protective Life and Annuity Insurance Company
2801 Highway 280 South
Birmingham, Alabama, 35223
(Name and Address of Agent for Services)

Copy to:
STEPHEN E. ROTH, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0158

        Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

PART A

INFORMATION REQUIRED TO BE IN THE PROSPECTUS

Protective Life and Annuity Insurance Company Variable Annuity Account A of Protective Life P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

        This Prospectus describes the ProtectiveAccess®XL NY Variable Annuity Contract, a group and individual flexible premium deferred variable annuity contract offered by Protective Life and Annuity Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

        You generally may allocate your investment in the Contract among the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Variable Annuity Account A of Protective Life. If you purchase the SecurePay rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.") The Sub-Accounts invest in the following Funds:

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio-SC2

VIP Equity-Income Portfolio-SC2

VIP Growth Portfolio-SC2

VIP Index 500-SC2

VIP Investment Grade Bond Portfolio-SC2

VIP MidCap Portfolio-SC2

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

Franklin Income Securities Fund, Class 2

Franklin Rising Dividends Securities Fund, Class 2

Franklin Small-Mid Cap Growth Securities Fund, Class 2

Franklin U.S. Government Fund, Class 2

Mutual Shares Securities Fund, Class 2

Templeton Foreign Securities Fund, Class 2

Templeton Global Income Securities Fund, Class 2

Templeton Growth Securities Fund, Class 2

Goldman Sachs Variable Insurance Trust

Capital Growth Fund, Service Class

Growth and Income Fund, Service Class

Strategic International Equity Fund, Service Class

Structured Small Cap Equity Fund, Service Class

Structured U.S. Equity Fund, Service Class

Lord Abbett Series Fund

America's Value Portfolio

Bond-Debenture Portfolio

Growth and Income Portfolio

Growth Opportunities Portfolio

Mid-Cap Value Portfolio

MFS® Variable Insurance TrustSM

Emerging Growth Series-SS

Investors Growth Stock Series-SS

Investors Trust Series-SS

New Discovery Series-SS

Research Series-SS

Total Return Series-SS

Utilities Series-SS

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA-SS

Global Securities Fund/VA-SS

High Income Fund/VA-SS

Main Street Fund/VA-SS

MidCap Fund/VA-SS

Money Fund/VA

Strategic Bond Fund/VA-SS

Universal Institutional Funds, Inc.

Equity and Income Portfolio Class II

Van Kampen Life Investment Trust

Aggressive Growth Portfolio Class II

Comstock Portfolio Class II

Enterprise Portfolio Class II

Government Portfolio Class II

Growth and Income Portfolio Class II

Strategic Growth Portfolio Class II

        The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

        This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

        Please read this prospectus carefully. Investors should keep a copy for future reference.

        The ProtectiveAccess®XL NY Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

        The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 1, 2008

DEFINITIONS

        "We", "us", "our", "Protective Life", and "Company" refer to Protective Life and Annuity Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

        Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date.

        Allocation Option: Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Allocation Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

        Annuity Commencement Date: The date as of which the Annuity Value is applied to an Annuity Option.

        Annuity Option: The payout option under which the Company makes annuity income payments.

        Annuity Value: The amount we apply to the Annuity Option you have selected.

        Assumed Investment Return: The assumed annual rate of return used to calculate the amount of the variable income payments.

        Code: The Internal Revenue Code of 1986, as amended.

        Contract: The ProtectiveAccess®XL NY Variable Annuity, a flexible premium, deferred, variable annuity contract.

        Contract Anniversary: The same month and day as the Effective Date in each subsequent year of the Contract.

        Contract Value: Prior to the Annuity Commencement Date, the sum of the Variable Account value and the DCA Fixed Account(s) value.

        Contract Year: Any period of 12 months commencing with the Effective Date or any Contract Anniversary.

        DCA: Dollar cost averaging.

        Effective Date: The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

        Fund: Any investment portfolio in which a corresponding Sub-Account invests.

        Monthly Anniversary Day: The same day each month as the Effective Date, or the last day of any month that does not have the same day as the Effective Date.

        Net Amount at Risk: The value of the death benefit minus the Contract Value.

        Purchase Payment: The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

        Qualified Contracts: Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.

        Qualified Plans: Retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.

        Sub-Account: A separate division of the Variable Account.

        Valuation Day: Each day on which the New York Stock Exchange is open for business.

        Valuation Period: The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

        Variable Account: The Variable Annuity Account A of Protective Life, a separate investment account of Protective Life.

        Written Notice: A notice or request submitted in writing in a form satisfactory to the Company that we receive at the administrative office via U.S. postal service or nationally recognized overnight delivery service.

FEES AND EXPENSES

        The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, partially or fully surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	None
Maximum Surrender Charge	None
Transfer Fee	$25	(1)
SecurePay Medical Evaluation Fee	$300	(2)
Premium Tax	3.5	%(3)
    (1)
    Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future. (See "Charges and Deductions.")

    (2)
    Currently, this charge is $150. Protective Life generally charges this fee if the Owner has purchased the SecurePay rider, undergoes medical underwriting and accepts an offer by Protective Life to increase the Annual Withdrawal Amount as a result of its underwriting review. State variations may apply. See "SecurePay MESM: Increased AWA for Certain Medical Conditions, How to Apply for an Increased AWA" for more information.

    (3)
    Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.

        The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee	None
Variable Account Annual Expenses (as a percentage of average Variable Account value)
Mortality and Expense Risk Charge	1.40%
Administration Charge	0.15%

Total Variable Account Annual Expenses (without death benefit fee)	1.55%
Monthly Death Benefit Fee(1)
CoverPay Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Day, beginning on the 1st Monthly Anniversary Day)
Maximum Anniversary Value Death Benefit(1)	0.30%
Return of Purchase Payments Death Benefit(1)	0.10%
— or —
ValuPay Fee(2) (annual dollar amount per $1,000 of Net Amount at Risk on each Monthly Anniversary Day, beginning on the 13th Monthly Anniversary Day)
Return of Purchase Payments or Maximum Anniversary Value Death Benefit	Maximum: (age 95 or more)	$227.28 ($18.94 per month)
	Fee at age 61	$12.12 ($1.01 per month)
	Minimum: (age 50 or less)	$3.00 ($0.25 per month)

Monthly Optional SecurePay Fee(3) (as an annualized percentage of the Benefit Base(4) on each Monthly Anniversary Day, beginning with the 1st Monthly Anniversary Day following election of the rider)
	Maximum	Current
SecurePay rider
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTimeSM option	0.95%	0.60%
SecurePay rider with SecurePay Roll-up Benefit
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.70%
Purchase of SecurePay rider under RightTimeSM option	1.60%	0.80%
SecurePay rider with SecurePay GMAB
Purchase of SecurePay rider at time of Contract Purchase	1.30%	0.65%
Purchase of SecurePay rider under RightTimeSM option	1.50%	0.75%
SecurePay rider with SecurePay Roll-up Benefit and SecurePay GMAB
Purchase of SecurePay rider at time of Contract Purchase	1.70%	0.85%
Purchase of SecurePay rider under RightTimeSM option	1.90%	0.95%
    (1)
    There are three death benefits available under the contract: (1) the Contract Value Death Benefit; (2) the Return of Purchase Payments Death Benefit; and (3) the Maximum Anniversary Value Death Benefit. For more information on these death benefit values and how they are calculated, please see the "DEATH BENEFIT" section of this prospectus. We assess a fee for the Return of Purchase Payments Death Benefit and the Maximum Anniversary Value Death Benefit. When you purchase your Contract, you elect either the CoverPay Fee or the ValuPay Fee for either of these death benefits. There is no death benefit fee for the Contract Value Death Benefit. (See "Charges and Deductions, Death Benefit Fee.")

    (2)
    The ValuPay fee is based on the Net Amount at Risk and the oldest Owner's age. If the Net Amount at Risk remains the same, the ValuPay fee will increase over time as the age of the oldest Owner increases. (See "Charges and Deductions, ValuPay Fee.")

    (3)
    If we increase the SecurePay Fee, we will give you at least 30 days' notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee, but your current Benefit Base will be capped and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. If you have purchased the SecurePay Roll-up Benefit, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. If you have purchased the SecurePay GMAB, you also will not be permitted to "step-up" the GMAB Guaranteed Amount or repurchase the SecurePay GMAB following its termination if you elect not to pay the increase in your SecurePay Fee. You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values, additional "step-ups" of the GMAB Guaranteed Amounts, and/or repurchase the SecurePay GMAB following its termination. See "GUARANTEED LIFETIME WITHDRAWAL BENEFIT ("SecurePay") with RightTimeSM option" in this prospectus.

    (4)
    The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. On the Rider Effective Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay Benefit, the Benefit Base and how it is calculated, please see "GUARANTEED LIFETIME WITHDRAWAL BENEFIT ("SecurePay") with RightTime OPTION" in this prospectus.

        The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

        The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. Protective Life has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2007. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses	0.35%	-	1.84%	*
(total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)
    *
    The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

        The following example is intended to help you compare the cost of investing in this Contract with the cost of investing in other variable annuity contracts. The example shows the costs of investing in the Contract, including owner transaction expenses, the death benefit fee (assuming you elected the Maximum Anniversary Value Death Benefit and the CoverPay fee), Variable Account charges, and both maximum and minimum total Annual Fund Operating Expenses, depending on whether and when you purchased the SecurePay rider with the SecurePay Roll-up Benefit and the SecurePay GMAB. Please note that while election of the Maximum Anniversary Value Death Benefit with the CoverPay fee is assumed in the following example, under certain circumstances, the ValuPay fee for the Maximum Anniversary Value Death Benefit or the Return of Purchase Payments Death Benefit may be more expensive, depending on the oldest Owner's age and the Net Amount at Risk. The example assumes that all Contract Value is allocated to the Variable Account. The example does not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

        The example assumes that you invest $10,000 in the Contract for the periods indicated. The example also assumes that your investment has a 5% return each year.

        If you surrender, annuitize* or remain invested in the Contract at the end of the applicable time period:

        With SecurePay rider with the SecurePay Roll-up Benefit and the SecurePay GMAB selected under RightTimeSM option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	423	1,295	2,205	4,669
Minimum Fund Expenses	317	985	1,679	3,714

        With SecurePay rider with the SecurePay Roll-up Benefit and the SecurePay GMAB selected at time of purchase of the Contract (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	413	1,264	2,152	4,549
Minimum Fund Expenses	309	953	1,643	3,588

        With no SecurePay rider elected:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	329	1,002	1,698	3,540
Minimum Fund Expenses	223	688	1,178	2,524
    *
    If you annuitize your Contract within 3 years after we accept a Purchase Payment, we will impose certain conditions and your Annuity Value will not be eligible for the PayStream Plus bonus. For more information, see "ANNUITY PAYMENTS, Annuity Commencement Date, Changing the Annuity Commencement Date." Neither the death benefit fee nor the SecurePay Fee apply after the Annuity Commencement Date.

        Please remember that the example is an illustration and does not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the example.

SUMMARY

The Contract
What is the ProtectiveAccess®XL NY Variable Annuity Contract?
The ProtectiveAccess®XL NY Variable Annuity Contract is a flexible premium deferred variable annuity contract issued by Protective Life. (See "The Contract.") In certain states the Contract is offered as a group contract to eligible persons.
How may I purchase a Contract?
Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See "Distribution of the Contracts.")

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See "Issuance of a Contract.")
What are the Purchase Payments?
The minimum amount that Protective Life will accept as an initial Purchase Payment for Qualified and for Non-Qualified Contracts is $25,000. Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Commencement Date then in effect. If you purchase the SecurePay rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option"). The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) we will accept without prior administrative office approval is $1,000,000. We reserve the right not to accept any Purchase Payment. (See "Purchase Payments.")
Can I cancel the Contract?
You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See "Right to Cancel.")

Can I transfer amounts in the Contract?
Before the Annuity Commencement Date, you may transfer amounts among the Allocation Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Fixed Account. We reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year; we may restrict or refuse to honor transfers when we determine that they may be detrimental to the Funds or Contract Owners, such as frequent transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See "Transfers.") If you purchase the SecurePay rider, your options for transferring Contract Value among the Allocation Options will be restricted in accordance with the rider's Allocation Guidelines and Restrictions. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.)"
Can I surrender the Contract?
Upon Written Notice before the Annuity Commencement Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Partial Surrenders.") Surrenders may have federal and state income tax consequences. In addition, surrenders from Contracts issued pursuant to Section 403(b) of the Code may not be allowed in certain circumstances. (See "Federal Tax Matters.")
Is there a death benefit?
If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner's death. (See "Death Benefit.") You may select one of several death benefit options that are available in this Contract. We assess a fee for the Return of Purchase Payment Death Benefit and the Maximum Anniversary Value Death Benefit. There is no fee for the Contract Value Death Benefit. At the time you apply for your Contract, you must select the type of death benefit you want and the basis on which you want the death benefit fee to be assessed. Your selection may not be changed after the Contract is issued. (See "Charges and Deductions, Death Benefit Fee.")

What is the SecurePay rider?
The SecurePay rider guarantees the right to make withdrawals based upon the value of a guaranteed lifetime withdrawal benefit base that may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined. These withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Withdrawals may begin after the person(s) designated under the rider reaches age 59 1/2. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of Rider benefits because we will reduce the Benefit Base and corresponding AWA. Under the rider, your options for allocating Purchase Payments and Contract Value will be restricted, as you must make all allocations in accordance with a model portfolio that satisfies the rider's Allocation Guidelines and Restrictions. Each of the four model portfolios available under the SecurePay rider seeks to provide income and/or capital appreciation while avoiding excessive risk. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you.

We also offer three additional SecurePay features that may be selected with the purchase of the SecurePay rider. The SecurePay Roll-up Benefit provides for potential increases in the guaranteed lifetime withdrawal benefit base of up to 7.2% each Contract Anniversary during a specified period, even if your Contract Value has not increased. The SecurePay Guaranteed Minimum Accumulation Benefit (GMAB) guarantees that your Contract Value will not be less than a minimum guaranteed amount at the end of a specified period, subject to certain conditions. You also may select both the SecurePay Roll-up Benefit and the SecurePay GMAB. We charge an additional fee if you select the SecurePay rider, and this fee is increased if you select any of the optional SecurePay benefits. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")
What Annuity Options are available?
Currently, we apply the Annuity Value to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "Annuity Payments".)

Is the Contract available for qualified retirement plans?
You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "Description of the Contract, The Contract," and "Federal Tax Matters, Qualified Retirement Plans.")
Other contracts
We offer other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their Sub-Accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our administrative office in writing or by telephone.
Where may I find financial information about the Sub-Accounts?	You may find financial information about the Sub-Accounts in Appendix C to this prospectus and in the Statement of Additional Information.

Federal Tax Status

        Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a full or partial surrender or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "Federal Tax Matters").

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life and Annuity Insurance Company

        The Contracts are issued by Protective Life and Annuity Insurance Company (formerly American Foundation Life Insurance Company), a wholly owned subsidiary of Protective Life Insurance Company, which is the chief operating subsidiary of Protective Life Corporation, a Delaware insurance holding company whose stock is traded on the New York Stock Exchange. Protective Life and Annuity Insurance Company ("Protective Life") was organized as an Alabama company in 1978. Protective Life is authorized to transact business as an insurance company or a reinsurance company in 49 states

(including New York) and Washington D.C. and offers a variety of individual life, individual and group annuity insurance products. The Company's assets for fiscal year ending in 2006 were approximately $580 million dollars.

Variable Annuity Account A of Protective Life

        The Variable Annuity Account A of Protective Life, also called the Variable Account, is a separate investment account of Protective Life. The Variable Account was established under Alabama law by the Board of Directors of Protective Life on December 1, 1997. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

        Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

        The following 46 Sub-Accounts of the Variable Account generally are available in the Contracts:

Fidelity VIP MidCap-SC2*
Fidelity VIP Growth-SC2*
Fidelity VIP Equity-Income-SC2*
Fidelity VIP Contrafund®-SC2*
Fidelity VIP Investment Grade Bond-SC2*
Fidelity VIP Index 500-SC2*

Franklin Income Securities-C2*
Franklin Rising Dividends Securities-C2*
Franklin Small-Mid Cap Growth Securities-C2*
Franklin Flex Cap Growth Securities-C2*
Franklin U.S. Government-C2*
Mutual Shares Securities-C2*
Templeton Foreign Securities-C2*
Templeton Global Income Securities-C2*
Templeton Growth Securities-C2*

Goldman Sachs Strategic International Equity
Goldman Sachs Structured Small Cap Equity
Goldman Sachs Capital Growth
Goldman Sachs Structured U.S. Equity
Goldman Sachs Growth and Income

Lord Abbett Growth and Income
Lord Abbett Mid-Cap Value
Lord Abbett Bond-Debenture

Lord Abbett Growth Opportunities
Lord Abbett America's Value

MFS New Discovery SS*
MFS Emerging Growth SS*
MFS Research SS*
MFS Investors Growth Stock SS*
MFS Investors Trust SS*
MFS Utilities SS*
MFS Total Return SS*

Oppenheimer MidCap SS*
Oppenheimer Global Securities SS*
Oppenheimer Capital Appreciation SS*
Oppenheimer Main Street SS*
Oppenheimer High Income SS*
Oppenheimer Strategic Bond SS*
Oppenheimer Money Fund

Van Kampen Aggressive Growth II*
Van Kampen Enterprise II*
Van Kampen Comstock II*
Van Kampen Growth and Income II*
Van Kampen Government II*
Van Kampen Strategic Growth II*
Van Kampen UIF Equity and Income II*
*
This Sub-Account invests in a class of Fund shares that pays distribution or service fees under Rule 12b-1 of the Investment Company Act of 1940. For more information, please see "Other Information about the Funds" and "Distribution of the Contracts" in this prospectus, and the prospectus for the Fund.

This Contract may not offer all the Sub-Accounts of the Variable Account, and other contracts Protective Life issues may offer some or all of the Sub-Accounts of the Variable Account.

        If you select the SecurePay rider, your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Purchase Payments and Contract Value in accordance with a model portfolio that satisfies the rider's Allocation Guidelines and Restrictions. Four of the five model portfolios available to you as a Contractholder are eligible Benefit Allocation Model Portfolios. In general, the investment strategies employed by the Benefit Allocation Model Portfolios include all allocations that focus on conservative, high quality bond funds, that combine bond funds and growth stock funds, or that emphasize growth stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")

Administration

        Pursuant to the terms of an agreement with Protective Life, Protective Life Insurance Company performs the Contract administration at its administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims, as well as performing record maintenance and disbursing annuity income payments.

The Funds

        The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Fidelity® Variable Insurance Products managed by Fidelity Management & Research Company and subadvised by FMR Co., Inc. or Fidelity Investments Money Management, Inc.; Van Kampen Life Investment Trust managed by Van Kampen Asset Management; Universal Institutional Funds, Inc., managed by Morgan Stanley Investment Management Inc., doing business as Van Kampen; Oppenheimer Variable Account Funds managed by OppenheimerFunds, Inc.; MFS® Variable Insurance TrustSM managed by MFS Investment Management; Lord Abbett Series Trust, managed by Lord, Abbett & Co. Shares; Goldman Sachs Variable Insurance Trust managed by Goldman Sachs Asset Management L.P. or Goldman Sachs Asset Management International. Franklin Advisers, Inc. is the investment adviser for the Franklin Flex Cap Growth Securities Fund, Franklin Income Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Franklin U.S. Government Fund and Templeton Global Income Securities Fund. Franklin Advisory Services, LLC is the investment adviser for Franklin Rising Dividends Securities Fund. Franklin Mutual Advisers, LLC is the investment adviser for Mutual Shares Securities Fund. Templeton Investment Counsel, LLC is investment adviser for Templeton foreign Securities Fund and Templeton Global Advisors Limited is investment adviser for Templeton Growth Securities Fund. Shares of these funds are offered only to:

  (1)
  the Variable Account;

  (2)
  other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies;

  (3)
  separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies; and

  (4)
  certain qualified retirement plans.

Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

        There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information. You may obtain a prospectus for any of the Funds by contacting Protective Life or by asking your investment adviser. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio, Service Class 2

        This Fund seeks long-term capital appreciation.

VIP Equity-Income Portfolio, Service Class 2

        This Fund seeks reasonable income. The Fund will also consider the potential for capital appreciation. The Fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500SM Index (S&P 500®).

VIP Growth Portfolio, Service Class 2

        This Fund seeks to achieve capital appreciation.

VIP Index 500 Portfolio, Service Class 2

        This Fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

VIP Investment Grade Bond Portfolio, Service Class 2

        This Fund seeks as high a level of current income as is consistent with the preservation of capital.

VIP MidCap Portfolio, Service Class 2

        This Fund seeks long-term growth of capital.

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

        This Fund seeks capital appreciation.

Franklin Income Securities Fund, Class 2

        This Fund seeks to maximize income while maintaining prospects for capital appreciation.

Franklin Rising Dividends Securities Fund, Class 2

        This Fund seeks long-term capital appreciation, with preservation of capital as an important consideration.

Franklin Small-Mid Cap Growth Securities Fund, Class 2

        This Fund seeks long-term capital growth.

Franklin U.S. Government Fund, Class 2

        This Fund seeks income.

Mutual Shares Securities Fund, Class 2

        This Fund seeks capital appreciation, with income as a secondary goal.

Templeton Foreign Securities Fund, Class 2

        This Fund seeks long-term capital growth.

Templeton Global Income Securities Fund, Class 2

        This Fund seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration.

Templeton Growth Securities Fund, Class 2

        This Fund seeks long-term capital growth.

Goldman Sachs Variable Insurance Trust

Capital Growth Fund, Service Class

        Long-term growth of capital.

Growth and Income Fund, Service Class

        This Fund seeks long-term growth of capital and growth of income.

Strategic International Equity Fund, Service Class

        Long-term capital appreciation.

Structured Small Cap Equity Fund, Service Class

        Long-term growth of capital.

Structured U. S. Equity Fund, Service Class

        Long-term growth of capital and dividend income.

Lord Abbett Series Fund

America's Value Portfolio

        The Fund's investment objective is to seek current income and capital appreciation.

Bond-Debenture Portfolio

        The Fund's investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.

Growth and Income Portfolio

        This Fund's investment objective is long-term growth of capital and income without excessive fluctuations in market value.

Growth Opportunities Portfolio

        The Fund's investment objective is capital appreciation.

Mid-Cap Value Portfolio

        The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS® Variable Insurance TrustSM

Emerging Growth Series, Service Class Shares

        This Fund's investment objective is to seek capital appreciation.

Investors Growth Stock Series, Service Class Shares

        This Fund's investment objective is to seek capital appreciation.

Investors Trust Series, Service Class Shares

        This Fund's investment objective is to seek capital appreciation.

New Discovery Series, Service Class Shares

        This Fund's investment objective is to seek capital appreciation.

Research Series, Service Class Shares

        This Fund's investment objective is to seek capital appreciation.

Total Return Series, Service Class Shares

        This Fund's investment objective is to seek total return.

Utilities Series, Service Class Shares

        This Fund's investment objective is to seek total return.

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA, Service Shares

        This Fund seeks to achieve long-term capital appreciation by investing in securities of well-known established companies.

Global Securities Fund/VA, Service Shares

        This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

High Income Fund/VA, Service Shares

        This Fund seeks a high level of current income by investing mainly in a diversified portfolio of high yield, lower-grade, fixed-income securities. Such high yield securities are commonly known as "junk bonds."

Main Street Fund/VA, Service Shares

        This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

MidCap Fund/VA, Service Shares

        This Fund seeks capital appreciation by investing in "growth type" companies.

Money Fund/VA

        This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. An investment in the Money Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Variable Account charges, the yield in the Sub-Account that invests in this Fund could be negative.

Strategic Bond Fund/VA, Service Shares

        This Fund seeks a high level of current income principally derived from interest on debt securities.

Universal Institutional Funds, Inc.

Equity and Income Portfolio Class II

        Seeks both capital appreciation and current income.

Van Kampen Life Investment Trust

Aggressive Growth Portfolio Class II

        Seeks capital growth.

Comstock Portfolio Class II

        Seeks capital growth and income through investment in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Enterprise Portfolio Class II

        Seeks capital appreciation through investments in securities believed by the Portfolio's investment adviser to have above average potential for capital appreciation.

Government Portfolio Class II

        Seeks to provide investors with high current return consistent with preservation of capital.

Growth and Income Portfolio Class II

        Seeks long-term growth of capital and income.

Strategic Growth Portfolio Class II

        Seeks capital appreciation.

        There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds and the current Statement of Additional Information for each of the Funds. You may obtain a prospectus or a Statement of Additional Information for any of the Funds by contacting Protective Life or by asking your investment adviser. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

        Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

Selection of Funds

        We select the Funds offered through the Contracts based on several criteria, including the following:

  •
  asset class coverage,

  •
  the strength of the investment adviser's (or sub-adviser's) reputation and tenure,

  •
  brand recognition,

  •
  performance,

  •
  the capability and qualification of each investment firm, and

  •
  whether our distributors are likely to recommend the Funds to Contract Owners.

        Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. For a discussion of these arrangements, see "Certain Payments We Receive with Regard to the Funds." We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contracts. We review each Fund periodically after it is selected. Upon review, we may remove a Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Asset Allocation Models

        Protective Life makes available to contractholders at no additional charge five diversified Model Portfolios that range from conservative to aggressive. These Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. While diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market.

        Pursuant to an agreement with Protective Life, Mesirow Financial, a diversified financial services firm and registered investment adviser, determines the composition of the Model Portfolios. There is no investment advisory relationship between Mesirow Financial and Contract Owners. In the future, Protective Life may modify or discontinue its arrangement with Mesirow Financial, in which case

Protective Life may contract with another firm to provide similar asset allocation models, or may provide its own asset allocation models.

        The following is a brief description of the five Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Asset Allocation Models. Please talk to him or her if you have additional questions about these Model Portfolios.

        Income Focus portfolio is composed of underlying subaccounts representing a target allocation of approximately 30% in equity and 70% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap value and mortgages.

        Income Plus Growth portfolio is composed of underlying subaccounts representing a target allocation of approximately 40% in equity and 60% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap value, international equity and large cap growth.

        Balanced portfolio is composed of underlying subaccounts representing a target allocation of approximately 60% in equity and 40% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value, international equity and large cap value.

        Growth and Income portfolio is composed of underlying subaccounts representing a target allocation of approximately 70% in equity and 30% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large cap value, and large cap growth.

        Aggressive Growth portfolio is composed of underlying subaccounts representing a target allocation of approximately 90% in equity and 10% in fixed income investments. The largest asset class target allocations are in international equity, large cap value, large cap growth and mid cap stocks.

        The target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the funds in the underlying subaccounts.

Other Information about the Funds

        Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Contract Value to the Sub-Account investing in shares of that Fund.

Certain Payments We Receive with Regard to the Funds

        We (and our affiliates) may receive payments from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that we and our affiliates incur in promoting, marketing, distributing, and administering the Contracts, and, in our role as intermediary, the Funds. We (and our affiliates) may profit from these payments.

        12b-1 Fees.    We and our affiliate, Investment Distributors, Inc. ("IDI"), the principal underwriter for the Contracts, receive 12b-1 fees from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). IDI may pay some or all of the 12b-1 fees it receives to us. Rule 12b-1 fees are paid out of Fund assets as part of the Fund's total annual fund operating expenses. Payments made out of Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The chart below shows the maximum 12b-1 fees we and IDI anticipate we will receive from the Funds on an annual basis:

Incoming 12b-1 Fees

Fund	Maximum 12b-1 fee
Paid to IDI:
Van Kampen Life Investment Trust	0.25%
Oppenheimer Variable Account Funds	0.25%
Fidelity Variable Insurance Products	0.25%
Franklin Templeton Variable Insurance Products Trust	0.25%
Paid to us:
MFS Variable Insurance Trust	0.25%
Universal Institutional Funds, Inc.	0.05%

        Payments From Advisers and/or Distributors.    As of the date of this prospectus, we (or our affiliates) also receive payments from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of all of the Funds. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). The payments we receive from the investment advisers, sub-advisers or distributors of the Funds currently range from 0.10% to 0.35% of Fund assets attributable to our variable insurance contracts.

        Other Payments.    A Fund's adviser, sub-adviser, or distributor or its affiliates may provide us (or our affiliates) and/or broker-dealers that sell the Contracts ("selling firms") with marketing support may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

        For details about the compensation payments we make in connection with the sale of the Contracts, see "Distribution of the Contracts."

Other Investors in the Funds

        Shares of Fidelity® Variable Insurance Products, Van Kampen Life Investment Trust, the MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, Universal Institutional Funds, Inc., Franklin Templeton Variable Insurance Products Trust, and Goldman Sachs Variable Insurance Trust, are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Contracts, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. The boards of directors (or trustees) of Fidelity® Variable Insurance Products, Van Kampen Life Investment Trust, the MFS® Variable Insurance TrustSM, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, Universal Institutional Funds, Inc., Franklin Templeton Variable Insurance Products Trust, and Goldman Sachs Variable Insurance Trust, monitor events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

Addition, Deletion or Substitution of Investments

        Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

        Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

        If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

        The ProtectiveAccess®XL NY Variable Annuity Contract is a flexible premium deferred variable annuity contract issued by Protective Life. In certain states we offer the Contract as a group contract to eligible persons who have established accounts with certain broker-dealers that have entered into a distribution agreement with Protective Life to offer the Contract. In those states we may also offer the Contract to members of other eligible groups. In all other states, we offer the Contract as an individual contract. If you purchase an interest in a group Contract, you will receive a certificate evidencing your ownership interest in the group Contract. Otherwise, you will receive an individual Contract.

Use of the Contract in Qualified Plans.

        You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), pension and profit sharing plans (including H.R. 10 Plans), and tax sheltered annuity plans. Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

Parties to the Contract

Owner.

        The Owner is the person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. In those states where the Contract is issued as a group contract, the term "Owner" refers to the holder of the certificate evidencing an interest in the group contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of both Owners. Protective Life will only issue a Contract prior to each Owner's 86th birthday (76th birthday if the Maximum Anniversary Value Death Benefit is selected). Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions do not apply to the Owner.

        The Owner of this Contract may be changed by Written Notice provided:

    (1)
    each new Owner's 86th birthday is after the Effective Date (76th birthday if the Maximum Anniversary Value death benefit is selected); and

    (2)
    each new Owner's 95th birthday is on or after the Annuity Commencement Date.

        For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "Taxation of Annuities in General.") If you select the SecurePay rider, changing and/or adding Owners may result in termination of the rider. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")

Beneficiary.

        The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of any Owner.

    Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

    Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

        If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

        Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. If you select the SecurePay rider, changing and/or adding Beneficiaries may result in termination of the rider. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")

Annuitant.

        The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 86th birthday (76th birthday if the Maximum Anniversary Value death benefit is selected). If the Annuitant is not an Owner and dies prior to the Annuity Commencement Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

        The Owner may change the Annuitant by Written Notice prior to the Annuity Commencement Date. However, if any Owner is not an individual the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Commencement Date in effect when the change of Annuitant is requested.

Payee.

        The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

        To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

        If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Allocation Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the administrative office. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Allocation Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

        We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Commencement Date then in effect. If you select the SecurePay rider, you cannot make any Purchase Payments on or after the SecurePay Benefit Election Date. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.") The minimum initial Purchase Payment for Qualified and Non-Qualified Contracts is $25,000. The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment. Under certain circumstances, we may be required by law to reject a Purchase Payment.

        Purchase Payments are payable at our administrative office. You may make them by check payable to Protective Life and Annuity Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive them at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any Purchase Payment received at our administrative office after the end of the Valuation Period on the next Valuation Day. Protective Life retains the right to limit the maximum aggregate Purchase Payment that can be made without prior administrative office approval. This amount is currently $1,000,000.

        Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Fixed Account. You may not elect the automatic purchase payment plan and the partial automatic withdrawal plan simultaneously. (See "Surrenders and Partial Surrenders".) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan.

        We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

        You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our administrative office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payment.

        For individual retirement annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

Allocation of Purchase Payments

        Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Allocation Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

        Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). For non-written instructions regarding allocations, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

        If you select the SecurePay rider, your options for allocating Purchase Payments will be restricted. You must allocate your Purchase Payments (and Contract Value) in accordance with a model portfolio that satisfies the rider's Allocation Guidelines and Restrictions. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")

Variable Account Value

Sub-Account Value.

        A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Effective Date is equal to the amount of the initial Purchase Payment allocated to that Sub-Account. On subsequent Valuation Days prior to the Annuity Commencement Date, the Sub-Account value is equal to that part of any Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by income, dividends, net capital gains or losses (realized or unrealized), decreased by partial surrenders (including any applicable premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

        The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

Determination of Accumulation Units.

        Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Day as of which the allocation or transfer occurs. Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

        Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

  •
  surrenders;

  •
  partial surrenders;

  •
  partial automatic withdrawals;

  •
  transfer from a Sub-Account and any applicable transfer fee;

  •
  payment of a death benefit claim;

  •
  application of the Contract Value to an Annuity Option; and

  •
  deduction of the monthly death benefit fee and the monthly SecurePay fee.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. Accumulation Units associated with the monthly death benefit fee and the monthly SecurePay fee are canceled without notice or instruction.

Determination of Accumulation Unit Value.

        The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Day is the Accumulation Unit value for that class at the end of the previous Valuation Day times the net investment factor.

Net Investment Factor.

        The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

  (1)
  is the result of:

  a.
  the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

  b.
  the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.

  (2)
  is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

  (3)
  is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

        Before the Annuity Commencement Date, you may instruct us to transfer Contract Value between and among the Allocation Options. When we receive your transfer instructions at our administrative office, we will allocate the Contract Value you transfer at the next price determined for the Allocation

Options you indicate. Prices for the Allocation Options are determined as of the end of each Valuation Period, which is the close of regular trading on the New York Stock Exchange (generally 3:00 p.m. Central Time). Accordingly, transfer requests received at our administrative office before the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the day the requests are received; transfer requests received at our administrative office after the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the next day on which the New York Stock Exchange is open for regular trading. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See "Suspension or Delay in Payments.") There are limitations on transfers, which are described below.

        After the Annuity Commencement Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed.

        If you select the SecurePay rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with the rider's Allocation Guidelines and Restrictions. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")

How to Request Transfers.

        Owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on non-written instructions and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

Reliability of Communications Systems.

        The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can make your transaction by writing to us.

Limitations on Transfers.

        We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions submitted by telephone, automated telephone system, the Internet or facsimile) without prior notice for any Contract or class of Contracts at any time for any reason.

        Minimum amounts.    You must transfer at least $100 each time you make a transfer. If the entire amount in the Allocation Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Allocation Option after a transfer, then we may transfer the entire amount out of that Allocation Option instead of the requested amount.

        Number of transfers.    Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year. We also reserve the right to charge a transfer fee for each additional transfer over 12 during any

Contract Year. The transfer fee will not exceed $25 per transfer. We will deduct any transfer fee from the amount being transferred. (See "Charges and Deductions, Transfer Fee.")

        Limitations on transfers involving the DCA Fixed Account(s).    No amounts may be transferred into a DCA Fixed Account.

        Limitations on frequent transfers, including "market timing" transfers.    Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund's portfolio securities and the reflection of that change in the Fund's share price. This strategy, sometimes referred to as "market timing," involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Day or thereafter.

        When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants, or owners of other variable annuity contracts we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:

  •
  Increased brokerage, trading and transaction costs;

  •
  Disruption of planned investment strategies;

  •
  Forced and unplanned liquidation and portfolio turnover;

  •
  Lost opportunity costs; and

  •
  Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

        In order to try to protect our Owners and the Funds from the potential adverse effects of frequent transfer activity, we have implemented certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants and owners of other variable annuity contracts we issue that invest in the Variable Account.

        We monitor transfer activity in the Contracts to identify frequent transfer activity in any Contract. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging and portfolio rebalancing programs when monitoring for frequent transfer activity.

        When we identify transfer activity exceeding our established parameters in a Contract or group of Contracts that appear to be under common control, we suspend non-written methods of requesting transfers for that Contract or group of Contracts. All transfer requests for the affected Contract or group of Contracts must be made by Written Notice. We notify the affected Owner(s) in writing of these restrictions.

        In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds' policies and procedures, Owners and other persons with interests under the Contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

        Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund's refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Owner's transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We also reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

        We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

        Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Dollar Cost Averaging.

        Before the Annuity Commencement Date, you may instruct us by Written Notice to transfer automatically on a monthly basis, amounts from a DCA fixed account (or any other Allocation Option) to any Sub-Account of the Variable Account. You may not transfer to the Oppenheimer Money Fund Sub-Account, however, unless you are allocating your transfers in accordance with a model portfolio allocation made available to Contractholders that includes the Oppenheimer Money Fund. This is known as the "dollar-cost averaging" method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

        You may make dollar cost averaging transfers on the 1st through the 28th day of each month. In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

        There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue dollar cost averaging upon written notice to the Owner.

        Any Purchase Payment allocated to a DCA Fixed Account must include instructions regarding the period of the dollar cost averaging transfers, and the Sub-Accounts into which the transfers are to be made. Dollar cost averaging transfers may be made monthly. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Fixed Account.

        The periodic amount transferred from a DCA Fixed Account will be equal to the Purchase Payment allocated to the DCA Fixed Account divided by the number of dollar cost averaging transfers to be made. Interest credited will be transferred from the DCA Fixed Account after the last dollar cost averaging transfer. We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Fixed Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Fixed Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Fixed Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

        The interest rates on the DCA Fixed Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Fixed Account will be substantially less than the amount that would have been paid if the full Purchase Payment remained in the DCA Fixed Account for the full period.

        If you select the SecurePay rider, you may allocate your Purchase Payments to a DCA Fixed Account; however, you must make transfers from the DCA Fixed Account in accordance with a model portfolio that satisfies the rider's Allocation Guidelines and Restrictions. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")

Portfolio Rebalancing.

        Prior to the Annuity Commencement Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

        You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

        There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Partial Surrenders

        At any time before the Annuity Commencement Date, you may request a full or partial surrender from your Contract. (See "Federal Tax Matters.") Federal and state income taxes may apply to a full or partial surrender (including withdrawals made under the SecurePay rider), and a 10% federal penalty tax may apply if the full or partial surrender occurs before the Owner reaches age 59 1/2. (See "Taxation of Partial and Full Surrenders.") A surrender value may be available under certain Annuity Options. (See "Annuitization.") In accordance with SEC regulations, full and partial surrenders are payable within 7 calendar days of our receiving your request. (See "Suspension or Delay in Payments.")

Full Surrender.

        At any time before the Annuity Commencement Date, you may request a full surrender of your Contract for its surrender value. To surrender your Contract, you must return the Contract to us and make your surrender request either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for full surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a full surrender by facsimile or change the requirements for your ability to request a full surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum unless you request payment under another payment option that we are making available at the time.

Surrender Value.

        The surrender value of your Contract is equal to the Contract Value minus any applicable premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your Written Notice or facsimile requesting surrender and your Contract at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any surrender request received at our administrative office after the end of the Valuation Period on the next Valuation Day.

Partial Surrender.

        At any time before the Annuity Commencement Date, you may request a partial surrender of your Contract Value provided the Contract Value remaining after the partial surrender is at least $25,000. Throughout this prospectus we may refer to a partial surrender of your Contract Value as a "withdrawal" from your Contract. Please note that if you select the SecurePay rider special withdrawal rules apply, especially on or after the Benefit Election Date. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")

        You may request a partial surrender by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you also may request a partial surrender by telephone. Partial surrenders requested by telephone or by facsimile are subject to limitations. Currently we accept requests for partial surrenders by telephone or by facsimile for amounts not exceeding 25% of Contract Value, up to a maximum of $50,000. For partial surrenders of Contract Value exceeding 25% of the Contract Value and/or $50,000 we will only accept partial surrender requests by Written Notice. We may eliminate your ability to make partial surrenders by telephone or facsimile or change the requirements for your ability to make partial surrenders by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

        We will withdraw the amount of your partial surrender from the Contract Value as of the end of the Valuation Period during which we receive your request for the partial surrender at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any partial surrender request received at our administrative office after the end of the Valuation Period on the next Valuation Day. The amount we will pay you upon a partial surrender is equal to the Contract Value surrendered minus any applicable premium tax.

        You may specify the amount of the partial surrender to be made from any Allocation Option. If you do not so specify, or if the amount in the designated Allocation Option(s) is inadequate to comply with the request, the partial surrender will be made from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

Cancellation of Accumulation Units.

        Surrenders and partial surrenders will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the DCA Fixed Account value.

Surrender and Partial Surrender Restrictions.

        The Owner's right to make surrenders and partial surrenders is subject to any restrictions imposed by applicable law or employee benefit plan.

        There are certain restrictions on surrenders and partial surrenders of Contracts used as funding vehicles for Code Section 403(b) retirement plans. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988, on amounts attributable to salary reduction contributions held as of December 31, 1988.

        Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, severance from employment, disability, or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

        In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Partial Automatic Withdrawals.

        Currently, we offer a partial automatic withdrawal plan. This plan allows you to pre-authorize periodic partial surrenders prior to the Annuity Commencement Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. In order to participate in the plan you must have:

  (1)
  made an initial Purchase Payment of at least $25,000; or

  (2)
  a Contract Value as of the previous Contract Anniversary of at least $25,000.

        The partial automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments".) There may be federal and state income tax consequences to partial automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the surrender occurs before the Owner reaches age 59 1/2. You should consult your tax adviser before participating in any withdrawal program. (See "Taxation of Partial and Full Surrenders".)

        When you elect the partial automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Partial automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Partial automatic withdrawals will be taken pro-rata from the Allocation Options in proportion to the value each Allocation Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

        If any partial automatic withdrawal transaction would result in a Contract Value of less than $25,000 after the withdrawal, the transaction will not be completed and the partial automatic withdrawal plan will terminate. Once partial automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $25,000 again. Upon notification of the death of any Owner, we will terminate the partial automatic withdrawal plan. The partial automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

        There is no charge for the partial automatic withdrawal plan. If you select the SecurePay rider under your Contract, any partial automatic withdrawal plan in effect will terminate on the Benefit Election Date. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.") We reserve the right to discontinue the partial automatic withdrawal plan upon written notice to you.

THE DCA FIXED ACCOUNT(S)

        The DCA Fixed Accounts have not been, and are not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the DCA Fixed Accounts, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the DCA Fixed Accounts included in this prospectus are for the Owner's information and have not been reviewed by the SEC. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

        Certain DCA Fixed Accounts may not be available in all states. Further, we may not always offer the DCA Fixed Accounts in new Contracts. If we are offering any of the DCA Fixed Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether any DCA Fixed Accounts are available in your Contract.

        The DCA Fixed Accounts are part of Protective Life's general account. The assets of Protective Life's general account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations and to claims by creditors of Protective Life. Since the DCA Fixed Accounts are part of the general account, Protective Life assumes the risk of investment gain or loss on this amount.

        DCA Fixed Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") For each DCA Fixed Account, we will establish the maximum period over which dollar cost averaging transfers are allowed from that DCA Fixed Account. The interest rate we apply to Purchase Payments allocated to a

DCA Fixed Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Fixed Account.

        We, in our sole discretion, establish the interest rates for each DCA Fixed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same DCA Fixed Account at different times may earn interest at different rates.

        The DCA Fixed Accounts are available only for Purchase Payments designated for dollar cost averaging. You may allocate your initial Purchase Payment to either DCA Fixed Account, or a portion of your Purchase Payment to both Accounts. If the value of a DCA Fixed Account is greater than $0, you may allocate an additional Purchase Payment to that Account only if the current interest rate for that Account is the same as the interest rate applicable to the current balance in that Account. In that case, the additional Purchase Payment will be added to the current balance and the new dollar cost averaging period indicated on your service form. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Fixed Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive.

DCA Fixed Account Value.

        Any time prior to the Annuity Commencement Date, the DCA Fixed Account value is equal to the sum of:

  (1)
  Purchase Payments allocated to the DCA Fixed Account; plus

  (2)
  interest credited to the DCA Fixed Account; minus

  (3)
  amounts transferred out of the DCA Fixed Account; minus

  (4)
  the amount of any surrenders removed from the DCA Fixed Account, including any applicable premium tax; minus

  (5)
  fees deducted from the DCA Fixed Account, including the monthly death benefit fee.

DEATH BENEFIT

        If any Owner dies before the Annuity Commencement Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Commencement Date.

        We will determine the death benefit as of the end of the Valuation Period during which we receive due proof of death at our administrative office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. If we receive due proof of death after the end of the Valuation Period, we will determine the death benefit on the next Valuation Day. Only one death benefit is payable under the Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and non-Qualified Contracts, but there are some differences in the rules that apply to each.

        The death benefit provisions of the Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

        Please note that any death benefit payment we make in excess of the Contract Value is subject to our financial strength and claims-paying ability.

Payment of the Death Benefit.

        The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death, and the entire interest in the Contract must be distributed under one of the following options:

  (1)
  the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or,

  (2)
  the entire interest must be distributed within 5 years of the Owner's death.

If no option is elected, we will distribute the entire interest within 5 years of the Owner's death.

        If there is more than one Beneficiary, the foregoing provisions apply to each Beneficiary individually.

Continuation of the Contract by a Surviving Spouse.

        In the case of non-Qualified Contracts and Contracts that are individual retirement annuity contracts within the meaning of Code Section 408(b), if the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner, provided the deceased Owner's spouse's 86th birthday (76th birthday if the Maximum Anniversary Value Death Benefit was selected) is after the Effective Date and 95th birthday is on or after the Annuity Commencement Date then in effect. The Contract will continue with the value of the death benefit having become the new Contract Value as of the end of the Valuation Period during which we received due proof of death. The death benefit is not terminated by a surviving spouse's continuation of the Contract. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death and must be distributed to the new Beneficiary according to option (1) or (2), above.

        A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

Selecting a death benefit.

        At the time you apply for your Contract, you must select the type of death benefit you want. You may not change your selection after your Contract is issued. We offer three different death benefits: (1) the Contract Value Death Benefit; (2) the Return of Purchase Payments Death Benefit; and (3) the Maximum Anniversary Value Death Benefit. There is no charge for the Contract Value Death Benefit, but there is a monthly fee for the Return of Purchase Payment Death Benefit and the Maximum Anniversary Value Death Benefit. (See "Charges and Deductions, Death Benefit Fee.") Before selecting the Return of Purchase Payments Death Benefit or the Maximum Anniversary Value Death Benefit, you should carefully consider the fee options available for each of these death benefits and consult a qualified financial adviser to help you carefully consider the relative costs, benefits and risks of the fee options in your particular situation.

Contract Value Death Benefit.

        The death benefit will equal the Contract Value.

Return of Purchase Payments Death Benefit.

        The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each partial surrender; provided however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each partial surrender in item (2) is the amount that reduces the Return of Purchase Payments Death Benefit at the time of surrender in the same proportion that the amount surrendered reduces the Contract Value. If the value of the Return of Purchase Payments Death Benefit is greater than the Contract Value at the time of the partial surrender, the downward adjustment to the death benefit will be larger than the amount surrendered. SeeAppendix A for an example of the calculation of the Return of Purchase Payments Death Benefit.

        It is possible that, at the time of an Owner's death, the Return of Purchase Payments Death Benefit will be no greater than the Contract Value Death Benefit. You should consult a qualified financial adviser to carefully consider this possibility and the cost of the Return of Purchase Payments Death Benefit before you decide whether the Return of Purchase Payments Death Benefit is right for you.

        Suspension of Return of Purchase Payments Death Benefit.    For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. We will, however, continue to assess the death benefit fee during this period.

Maximum Anniversary Value Death Benefit.

        We will determine an anniversary value, for each Contract Anniversary occurring before the earlier of the deceased Owner's 80th birthday or the deceased Owner's date of death. Each maximum anniversary value is equal to the sum of:

  •
  the Contract Value on that Contract Anniversary; plus

  •
  all Purchase Payments since that Contract Anniversary; minus

  •
  an adjustment for each partial surrender since that Contract Anniversary.

        The adjustment for each partial surrender since the relevant Contract Anniversary is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of the surrender in the same proportion that the amount surrendered reduces the Contract Value. If the value of the Maximum Anniversary Value Death Benefit is greater than the Contract Value at the time of the surrender, the downward adjustment to the death benefit will be larger than the amount surrendered.

        The Maximum Anniversary Value Death Benefit will equal the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each partial surrender; or (3) the greatest anniversary value attained; provided however, that the Maximum Anniversary Value Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each partial surrender in item (2) is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the Maximum Anniversary Value Death Benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. SeeAppendix A for an example of the calculation of the Maximum Anniversary Value Death Benefit.

        It is possible that, at the time of an Owner's death, the Maximum Anniversary Value Death Benefit will be no greater than the Return of Purchase Payments Death Benefit or the Contract Value Death Benefit. You

should consult a qualified financial adviser to carefully consider this possibility and the cost of the Maximum Anniversary Value Death Benefit before you decide whether the Maximum Anniversary Value Death Benefit is right for you.

        Suspension of Maximum Anniversary Value Death Benefit.    For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. We will, however, continue to assess the death benefit fee during this period.

Death Benefit Fee.

        We assess a fee for the Return of Purchase Payments Death Benefit and the Maximum Anniversary Value Death Benefit. If you select either of these death benefits, you must elect either the CoverPay Fee, which is based on the value of the death benefit on the day the fee is assessed, or the ValuPay Fee, which is based on the Net Amount at Risk on the day the fee is assessed. You must make this election at the time you apply for your Contract, and you cannot change your election after your Contract is issued. Each type of fee is assessed on a monthly basis. (See "Charges and Deductions, Death Benefit Fee.") It is possible that either of these fees (or some portion thereof) could be treated for federal tax purposes as a partial surrender from the Contract. (See "Federal Tax Matters.") Before electing the type of death benefit fee for your Contract, you should consult a qualified financial adviser to help you carefully consider the relative costs, benefits and risks of the fee options in your particular situation.

 GUARANTEED LIFETIME WITHDRAWAL BENEFIT ("SecurePay")
WITH RightTimeSM OPTION

        If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge ("SecurePay Fee") an optional guaranteed lifetime withdrawal benefit rider ("SecurePay").

        In general, SecurePay guarantees the right to make withdrawals ("SecurePay Withdrawals") based upon the value of a guaranteed lifetime withdrawal benefit base ("Benefit Base") that may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined. Under the SecurePay rider, the Owner or Owner(s) may designate certain persons as "Covered Persons" under the Contract. See "Selecting Your Coverage Option." These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount ("AWA") — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of Rider benefits because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

        For an increased SecurePay Fee, we also offer three optional SecurePay features that you may select when you purchase the SecurePay rider:

  1.
  The SecurePay Roll-up Benefit.    This benefit is designed to provide for potential increases in your Benefit Base of up to 7.2% each Contract Anniversary during a specified period, even if your Contract Value has not increased.

  2.
  The SecurePay Guaranteed Minimum Accumulation Benefit (GMAB).    Subject to certain conditions, this benefit provides a "safety net" from poor investment performance by guaranteeing that at the end of a specified period, your Contract Value will not be less than a minimum guaranteed amount. If your Contract Value is less than this amount at that time, we will increase your Contract Value to equal the guaranteed amount.

  3.
  The SecurePay Roll-up Benefit and the SecurePay Guaranteed Minimum Accumulation Benefit (GMAB).    If you select both the SecurePay Roll-up Benefit and the SecurePay Guaranteed Minimum Accumulation Benefit (GMAB), during specified periods you may receive both potential annual increases in your Benefit Base of up to 7.2% and a minimum guaranteed Contract Value.

        Before you select an optional SecurePay feature, please consider the following:

  •
  If you select the SecurePay Roll-up Benefit (either with or without the SecurePay GMAB), then we will not increase your Maximum Withdrawal Percentage by 1%, which you would otherwise be entitled to if you delay the Benefit Election Date by 10 or more years following the Rider Effective Date. In addition, the age bands we refer to when determining your Maximum Withdrawal Percentage will be different. See "Determining the Amount of your SecurePay Withdrawals," below.

  •
  If you select the SecurePay GMAB (either with or without the SecurePay Roll-up Benefit), the SecurePay GMAB must remain in effect for the entire specified period in order to obtain the guarantee under this benefit. Because the SecurePay GMAB will terminate on the Benefit Election Date, you must delay the Benefit Election Date until the specified period has ended or you will not receive the guarantee.

        These additional SecurePay features are only available with the purchase of the SecurePay rider. In addition, the SecurePay Roll-up Benefit (either with or without the SecurePay GMAB) is only available if you purchase the SecurePay rider on or after the youngest Owner's 55th birthday (or, in the case of a Qualified Contract, the Annuitant's 55th birthday). These features will terminate when the SecurePay rider terminates (if not sooner). They may not be selected after purchase of the SecurePay rider or canceled once we have issued the rider. If you select one of these benefits, all of the terms and conditions of the SecurePay rider will apply in addition to the specific terms and conditions of the benefit. Some or all of these benefits may not be available in all states, and we may otherwise limit their availability. See "SecurePay Roll-up Benefit" and "SecurePay Guaranteed Minimum Accumulation Benefit (GMAB)" below.

        You may purchase the SecurePay rider when you purchase your Contract, or at a later date under our RightTimeSM option, provided, you satisfy the rider's age requirements. See "Maximum Age Limits for Electing the SecurePay Rider." Please note that any amounts in excess of the Contract Value that we make available through withdrawals, lifetime payments, or guaranteed values under the rider are subject to our financial strength and claims-paying ability.

SecurePay does not guarantee Contract Value or the performance of any investment option or investment model (although the optional SecurePay GMAB, available under the SecurePay rider for an increased SecurePay Fee, does guarantee a minimum Contract Value).

Important Considerations

  •
  If you purchase SecurePay, your options for allocating Purchase Payments and Contract Value are restricted. We allocate all Purchase Payments and dollar cost averaging transfers, and deduct all SecurePay Withdrawals and other partial surrenders, in accordance with our Allocation Guidelines and Restrictions (described below).

  •
  Purchase Payments made more than two years after the date the SecurePay rider is issued (the "Rider Effective Date") are not included in the calculation of the Benefit Base (described below). Thus, for example, if you intend to make regular Purchase Payments to the Contract for more than two years after the Rider Effective Date, such as in monthly or annual contributions to an IRA, you should consider whether the rider is appropriate for you.

  •
  Any change in a Covered Person following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees

  •
  You may not begin taking SecurePay Withdrawals until the Covered Person (or the younger Covered Person in the case of a Joint Life Coverage option) is age 59 1/2 or older.

  •
  You may not make any additional Purchase Payments on or after the Benefit Election Date. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another Contract, however, you will be given the option of purchasing a new Contract.

  •
  On the Benefit Election Date, we will cancel any existing partial automatic withdrawal plan that you have established.

  •
  The SecurePay rider may not be available in all states, and we may otherwise limit its availability.

  •
  For additional important considerations relating to the SecurePay Roll-up Benefit and the SecurePay GMAB, please see "SecurePay Roll-up Benefit" and "SecurePay Guaranteed Minimum Accumulation Benefit (GMAB)" below.

        The ways to purchase SecurePay, conditions for continuation of the benefit, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

        You should not purchase the SecurePay if:

  •
  you expect to take annual withdrawals on or after the Benefit Election Date in excess of the AWA ("Excess Withdrawals") because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit (See "Calculating the Benefit Base On or After the Benefit Election Date, Excess Withdrawals"); or

  •
  you are primarily interested in maximizing the Contract's potential for long-term accumulation rather than building a Benefit Base that will provide guaranteed withdrawals; or

  •
  there is a significant age disparity between the two Covered Persons; or

  •
  you do not expect to take SecurePay Withdrawals (especially before the age of 95).

        Appendix D demonstrates the operation of the SecurePay rider and Appendix E demonstrates the SecurePay rider with the SecurePay Roll-up Benefit and the SecurePay GMAB, using hypothetical examples. You should review Appendix D and Appendix E and consult your sales representative to discuss whether SecurePay suits your needs.

Purchasing the Optional SecurePay Benefit Rider

        You may purchase the SecurePay rider when you purchase your Contract. Or, if the rider is still available for sale, you may exercise the RightTimeSM option to add it to your Contract any time before the Owner (or older Owner's) 86th birthday (the Annuitant's 86th birthday, if there is a non-natural Owner) or the Annuity Commencement Date, if earlier. If you purchase the rider under the RightTimeSM option, the rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued.

Important Considerations:

  •
  You will begin paying the SecurePay Fee as of the Rider Effective Date, even if you do not begin taking SecurePay Withdrawals for many years.

  •
  You may not cancel the SecurePay rider during the ten years following the Rider Effective Date.

  •
  We do not refund any SecurePay Fees if the rider terminates for any reason or if you choose not to take SecurePay Withdrawals after the Benefit Election Date.

  •
  You must comply with our Allocation Guidelines and Restrictions (described below) after the Rider Effective Date.

  •
  Prior to the Benefit Election Date, you may take partial surrenders according to the terms of your Contract but partial surrenders will proportionally reduce the Benefit Base, and ultimately the value of the SecurePay Withdrawals available to you.

  •
  You must submit a SecurePay Benefit Election Form to establish the Benefit Election Date and begin taking SecurePay Withdrawals. Partial surrenders taken before the Benefit Election Date are not SecurePay Withdrawals.

  •
  You may make additional Purchase Payments after the Rider Effective Date, but any Purchase Payments made more than two years after that date do not increase the Benefit Base. See "Calculating the Benefit Base before the Benefit Election Date."

  •
  For additional important considerations relating to the SecurePay Roll-up Benefit and SecurePay GMAB, please see "SecurePay Roll-up Benefit" and "SecurePay Guaranteed Minimum Accumulation Benefit (GMAB)" below.

        The timing of the SecurePay rider purchase may have a significant impact on the value of the Benefit Base. For example, there are certain advantages to purchasing the SecurePay rider early:

  •
  We begin reviewing SecurePay Anniversary Values (described below) on the first Contract Anniversary following the Rider Effective Date. This means that the earlier you purchase the SecurePay rider, the longer the period of time during which the Benefit Base may increase due to favorable Sub-Account performance. Anniversary Values occurring prior to the Rider Effective Date do not affect the Benefit Base. See Appendix D, Hypothetical Example 1.

  •
  If you purchase the SecurePay rider when you purchase the Contract, the annual SecurePay Fee is currently 0.10% lower than if you exercise the RightTimeSM option to purchase SecurePay after that date. The SecurePay Fee for new purchasers and the difference between the fee for the rider purchased at Contract issue and under the RightTimeSM option may change.

        On the other hand, if you purchase the SecurePay rider too early, you may pay the SecurePay Fee for a longer period than is necessary. See Appendix D, Hypothetical Example 2. Additionally, beginning on the Rider Effective Date, you must comply with our Allocation Guidelines and Restrictions (described below), partial surrenders will proportionally reduce the Benefit Base (and therefore the value of SecurePay Withdrawals), and only Purchase Payments made during the first two years following the Rider Effective Date will be included in the Benefit Base.

        Please consult your sales representative to discuss the appropriate time for you to purchase the SecurePay rider.

Maximum Age Limits for Selecting the SecurePay Rider

        The SecurePay rider is available prior to the Owner's 86th birthday. In the case of joint Owners, the age of the older Owner determines eligibility. Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," eligibility is determined by the age of the Annuitant.

Allocation Guidelines and Restrictions

        Under the SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with a model portfolio that satisfies the Allocation Guidelines and Restrictions ("Benefit Allocation Model Portfolios"). We make available to you, as a contractholder, the five diversified model portfolios described in the section titled "Asset Allocation Models." All of these Asset Allocation Model Portfolios, except the Aggressive Growth model, are eligible Benefit Allocation Model Portfolios. In general, the investment strategies employed by the Benefit Allocation Model Portfolios include all allocations that focus on conservative, high quality bond funds, that combine bond funds and growth stock funds, or that emphasize growth stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. There can be no assurance, however, that any of the Benefit Allocation Model Portfolios will achieve their investment objective. If you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you.

        The specific model portfolios available to you are fully described in a separate brochure. Your sales representative can provide additional information about the Benefit Allocation Models available to you. Please talk to him or her if you have additional questions about Benefit Allocation Model Portfolios.

        You may allocate your Purchase Payment to the dollar cost averaging ("DCA") Fixed Account(s) provided transfers from the DCA Fixed Account are allocated to the Sub-Accounts in accordance with the Benefit Allocation Model Portfolio that you select.

        You may select only one Benefit Allocation Model Portfolio at a time. You may, however, change your Benefit Allocation Model Portfolio selection provided the new portfolio is one specifically permitted for use with SecurePay. You may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account.

        After you purchase the SecurePay Rider and select your Benefit Allocation Model Portfolio, we will allocate your Purchase Payments and transfers out of the DCA Fixed Accounts, as the case may be, in accordance with the Benefit Allocation Model Portfolio you selected. If you purchase SecurePay under the RightTimeSM option we will allocate existing variable Sub-Account and Fixed Account values to the Benefit Allocation Model Portfolio that you selected.

        We deduct all Contract Fees, SecurePay Withdrawals, Excess Withdrawals, and other partial surrenders pro-rata from the various Sub-Accounts included in the model portfolio (and if applicable, your DCA Fixed Account.) We also will "re-balance" your Contract Value quarterly, semi-annually, or annually to restore your allocations to the original percentages recommended in your Benefit Allocation Model Portfolio. You may specify the rebalancing period. If you do not specify the period, we will rebalance your Contract Value semi-annually.

        These Allocation Guidelines and Restrictions and the composition of the specific asset allocation model you select may change from time to time. However, we will not change your existing Contract Value or Purchase Payment allocation or percentages in response to these changes. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different model that is permitted under these Allocation Guidelines, you must submit new allocation instructions to us in writing. There is no charge for participating in the asset allocation program.

        If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals or partial surrenders, in a manner that is not consistent with these Allocation Guidelines and Restrictions

(a "Prohibited Allocation instruction"), we will terminate your SecurePay rider. A Prohibited Allocation instruction includes:

  (a)
  allocating a Purchase Payment to an Allocation Option other than your Benefit Allocation Model; or

  (b)
  directing a dollar cost averaging transfer to an Allocation Option other than your Benefit Allocation Model; or

  (c)
  transferring any Contract Value to an Allocation Option other than your Benefit Allocation Model; or

  (d)
  deducting the proceeds of a withdrawal or partial surrender from an Allocation Option other than your Benefit Allocation Model; or

  (e)
  terminating the rebalancing of your Contract Value.

        If we terminate your SecurePay rider due to a Prohibited Allocation instruction, you may reinstate the rider subject to certain conditions. See "Reinstating the SecurePay Rider Within 30 Days of Termination."

Beginning Your SecurePay Withdrawals

        You must submit a completed SecurePay Benefit Election Form to our administrative office to establish the Benefit Election Date and begin taking SecurePay Withdrawals under the rider.

  •
  Even though the SecurePay rider is in effect as of the Rider Effective Date and we begin the SecurePay Fee deductions on that date, any partial surrenders made before we receive your SecurePay Benefit Election Form will not qualify as SecurePay Withdrawals.

        You should carefully consider when to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

  •
  The Benefit Election Date may not be earlier than the date the Covered Person (or the younger Covered Person if a Joint Life Coverage option is selected) reaches age 59 1/2 or older. We require due proof of age before the first SecurePay Withdrawal is permitted.

  •
  All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.

  •
  You may not make additional Purchase Payments on or after the Benefit Election Date. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another Contract, however, you will be given the option of purchasing a new Contract.

  •
  If at least 10 years elapse between the Rider Effective Date and your Benefit Election Date, we will increase your Maximum Withdrawal Percentage (described below) by 1%, which means you will be permitted to withdraw a greater amount each year once you begin taking SecurePay Withdrawals. (Please note: If you select the SecurePay Roll-up Benefit, then we will not increase your Maximum Withdrawal Percentage by 1% if 10 years elapse. See "SecurePay Roll-up Benefit" below.)

  •
  You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider

    Effective Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.

  •
  Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.

  •
  Selecting the SecurePay Roll-up Benefit and/or the SecurePay GMAB may impact your decision of when to establish your Benefit Election Date. For more information, see "SecurePay Roll-up Benefit" and "SecurePay Guaranteed Minimum Accumulation Benefit (GMAB)" below.

        Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

Important Considerations

  •
  All withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59 1/2. See "Taxation of Annuities in General, Taxation of Partial and Full Surrenders."

  The SecurePay rider is designed for you to take SecurePay Withdrawals each Contract Year. SecurePay Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are "Excess Withdrawals." You should not purchase the SecurePay rider if you intend to take Excess Withdrawals.

  •
  Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).

  •
  Excess Withdrawals may result in a significantly lower AWA in the future.

Determining the Amount of Your SecurePay Withdrawals

        The AWA is the maximum amount of SecurePay Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay Benefit Election form at our administrative office in good order by multiplying your Benefit Base on that date by the applicable "Maximum Withdrawal Percentage." The manner in which we will calculate the Benefit Base and the Maximum Withdrawal Percentage is discussed below.

Determining the Benefit Base and the Annual Withdrawal Amount ("AWA")

        The percentage we use to determine your Annual Withdrawal Amount depends on the following three factors:

  (1)
  Whether SecurePay Withdrawals are available for the lifetime of one or two Covered Persons, the person or persons whose life measures the length of the Benefit Period.

  (2)
  The age of the Covered Person on the Benefit Election Date. In the case of two Covered Persons, the age of the younger Covered Person will measure the percentage.

  (3)
  The length of time between the Rider Effective Date and the Benefit Election Date.

        If there are two Owners under the Contract who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, the SecurePay rider may cover one or both spouses. In the latter case, the SecurePay Withdrawals may continue for as long as either spouse lives.

        The Maximum Withdrawal Percentage under the various circumstances is as follows:

	Maximum Withdrawal Percentage
Age of (Younger) Covered Person(s) on Benefit Election Date	If Benefit Election Date is Less Than 10 Years after Rider Effective Date	If Benefit Election Date is 10 Years or More after Rider Effective Date
59 1/2 through 69 (SecurePay for two spouses)	4.5%	5.5%
59 1/2 through 69 (SecurePay for one person)	5.0%	6.0%
70 and older (SecurePay for two spouses)	5.5%	6.5%
70 and older (SecurePay for one person)	6.0%	7.0%

        If you select the SecurePay Roll-up Benefit (described below), then we may apply a different Maximum Withdrawal Percentage based on the age bands set forth in the following chart:

Age of (Younger) Covered Person(s) on Benefit Election Date	Maximum Withdrawal Percentage
59 1/2 through 74 (SecurePay for two spouses)	4.5%
59 1/2 through 74 (SecurePay for one person)	5.0%
75 and older (SecurePay for two spouses)	5.5%
75 and older (SecurePay for one person)	6.0%

        Note: If you select the SecurePay Roll-up Benefit, then we will not increase your Maximum Withdrawal Percentage by 1%, even if 10 years elapse between the Rider Effective Date and your Benefit Election Date.

        For example, to help you understand how we calculate the AWA, assume the Owner/Covered Person was age 65 on the Rider Effective Date, 5 years passed between the Rider Effective Date and the Benefit Election Date, and the Benefit Base was $100,000. Because the Covered Person is now 70 years old, the Maximum Withdrawal Percentage would be 6.0%, and the AWA would equal $6,000 ($100,000 × .06).

        If on the Benefit Election Date the same Owner wants SecurePay Withdrawals based upon himself and his 64 year-old spouse, then the Maximum Withdrawal Percentage would be 4.5% and the AWA would equal $4,500 ($100,000 × .045) because there are two Covered Persons and the younger of the two is less than 70 years old on the Benefit Election Date.

        Note:    A change of Covered Persons after the Benefit Election Date will cause the SecurePay rider to terminate and any scheduled SecurePay Withdrawals to cease. The Owner(s) may purchase a new SecurePay rider under the RightTimeSM option, if the rider is still available for sale, without the normal five-year waiting period. See "Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider."

SecurePay MESM:  Increased AWA for Certain Medical Conditions

        If you have certain medical conditions, and you have held your Contract for two years or more, you may qualify for an increase in your AWA when you elect to begin taking your SecurePay withdrawals.

        Note:    The two-year waiting period for SecurePay MESM begins on the Contract's Effective Date (not necessarily when you select the SecurePay rider). A new waiting period begins if ownership of the Contract changes.

        At present, the maximum age at which you may apply for a medical evaluation under your SecurePay rider and request SecurePay ME is age 75. We reserve the right to change this maximum age, so that in the future the maximum age for medical evaluation may increase or decrease. We determine the maximum age based on a variety of factors including current life expectancies, developments in medical treatment and technology, and the costs to us of providing the SecurePay ME benefit, as well as the costs of the various death benefits we make available under the Contract.

        After receiving your application for SecurePay ME, we will determine, in our sole discretion, whether a medical condition will qualify for an increased benefit under SecurePay ME and, if so, the amount of the increase. In general, in order to qualify for an increased AWA, the medical condition must be one which significantly reduces life expectancy. Our evaluation of life expectancy will be based on a review of the medical records made available to us and our assessment of the specific characteristics and severity of an impairment or impairments, including, but not limited to, our judgment as to your individual medical condition and the likelihood of improved medical treatment for that condition. From time to time, we will publish examples of conditions that would typically qualify for an increase in your AWA. Based upon this evaluation, we will assign a life expectancy or "table" rating in accordance with the guidance provided in standard industry underwriting manuals and written company guidelines specific to assessing longevity in the context of annuity payments, rather than life insurance underwriting. The table rating will correspond to an estimated decrease in life expectancy compared to other persons of the same age and gender without significant medical impairments. Because of their complexity or severity, or both, certain impairments or combinations of impairments will require the expertise and knowledge of our Medical Director, who will assist us in determining the appropriate life expectancy table rating. As part of this process, the Medical Director will review the medical records in light of our underwriting manual/guidelines and pertinent medical literature.

        After a table rating has been assigned, it will be used to determine whether, and the extent to which, we will increase the AWA. Table ratings currently range from 1 to 16. The higher the table rating, the greater the estimated decrease in longevity. In order to qualify for an increased AWA, the estimated decrease in longevity currently must be greater than or equal to 25%. The Table rating required to hit this threshold will vary depending on your age and sex. We also will take into account our experience and expectations regarding the mortality of the entire pool of Covered Persons under all SecurePay riders, as well as the investment performance of the Benefit Allocation Model Portfolios and our expectations regarding the securities markets in general. The factors upon which we base our decision, the weight we give to each factor and the table rating requirements may change from time to time. If we determine that an increase in your AWA is warranted, the Maximum Withdrawal Percentage that you receive will be from 0.25% to 2.00% higher than you would otherwise receive. The amount of any increase in the Maximum Withdrawal Percentage that we may make available under the SecurePay rider ME feature may change from time to time, but will not change after your Benefit Election Date. An increase in your AWA will not affect the amount of the SecurePay fee, although we may charge a processing fee to establish SecurePay ME, as described below.

        Note:    SecurePay MESM may not be available in all states. We reserve the right to discontinue this benefit at any time.

How to Apply for an Increased AWA

        You may ask for a determination as to whether you (or in the case of Joint Life Coverage, you and/or your spouse) qualify for an increased AWA because of certain serious medical conditions if you have held your contract for two or more years and if you (or the younger of you and your spouse) are at least 59 1/2 years old.

        If you believe you may qualify for an increased AWA, you should provide Written Notice to us in order to begin the process. Among other things, you must complete a SecurePay MESM questionnaire and authorize us to obtain copies of your medical records and a statement from your attending physician as well as certain other personal information.

        If we determine that you do not qualify for the increased AWA, you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

        Note:    You may not apply for an increased AWA after the Benefit Election Date.

        In the case of a Contract with two Owners who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage, we will advise you of our determination with respect to Single and Joint Coverage. Although the base AWA available under the SecurePay rider for Joint Coverage is based upon the younger of the two spouses, the determination as to the amount of the increase available for Joint Coverage, if any, will be the smaller increase attributable to each Covered Person.

        Note:    Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person.

        We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay withdrawals at the increased AWA.

        The current fee is $150 for each person designated as a "Covered Person" in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that You are Eligible for an Increased AWA

        We must receive your Benefit Election Form at our administrative office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

Selecting Your Coverage Option

        If both Owners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate on the SecurePay Benefit Election Form whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the

Maximum Withdrawal Percentage and whether the SecurePay Withdrawals will continue for the life of the surviving spouse. The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage
Single Owner/Non-spouse Beneficiary	Covered Person is the Owner.	N/A
Single Owner/ Spouse Beneficiary

Covered Person is the Owner. Upon death of Owner, the surviving spouse may exercise the RightTimeSM option if he or she continues the Contract under the spousal continuation provisions and if the rider is still available. We will waive the 5-year waiting period.

Both are Covered Persons. Maximum Withdrawal Percentage is based on the younger Covered Person. If the surviving spouse continues the Contract, SecurePay Withdrawals will continue without change unless declined.
Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. SecurePay rider expires upon first death.	N/A
Joint Owner/ Spouse 2nd Owner

Covered Person is older Owner. SecurePay rider expires upon death of older Owner. Upon death of older Owner, the surviving spouse may exercise the RightTimeSM option if he or she continues the Contract under the spousal continuation provisions and if the rider is still available. We will waive the 5-year waiting period.

Both are Covered Persons. Maximum Withdrawal Percentage is based on the younger Covered Person. If the surviving spouse continues the Contract, SecurePay Withdrawals will continue without change unless declined.

Changing Beneficiaries — Single Owner with Joint Life Coverage

        After selecting Joint Life Coverage, a single Owner may decide to remove a spouse Beneficiary or add additional Primary Beneficiaries. This would constitute a change of Covered Persons after the Benefit Election Date, and upon notification of the change, we will terminate the SecurePay rider.

        Similarly, if an Owner adds a spouse as a sole Primary Beneficiary after selecting Single Life Coverage and wants to convert to Joint Life Coverage, the Owner may terminate the SecurePay rider provided it has been 10 years or more since the Rider Effective Date and exercise the RightTimeSM option (if we are still offering SecurePay) to purchase a new SecurePay rider. See "Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider."

Calculating the Benefit Base before the Benefit Election Date

        The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

          Note:    The Benefit Base is only used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.

        On the Rider Effective Date, we will determine your initial Benefit Base. If you purchase the SecurePay rider when you purchase the Contract, the Benefit Base is initially equal to your initial Purchase Payment. If you purchase the SecurePay rider after the Contract has been issued by exercising the RightTimeSM option, the Benefit Base is initially equal to the Contract Value as of the Rider Effective Date.

        Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Effective Date. We reduce the Benefit Base for each partial surrender from the Contract prior to the Benefit Period in the same proportion that each partial surrender reduces the Contract Value as of the date we process the partial surrender request.

          Example:    Assume your Benefit Base is $100,000, but because of poor Sub-Account performance your Contract Value has fallen to $90,000. If you make a $9,000 partial surrender, thereby reducing your Contract Value by 10% to $81,000, we would reduce your Benefit Base also by 10%, or $10,000, to $90,000.

        On each Contract Anniversary following the Rider Effective Date, we will increase the Benefit Base to equal the "SecurePay Anniversary Value," if that value is higher than the Benefit Base. On each Contract Anniversary, the "SecurePay Anniversary Value" is equal to your Contract Value on that Contract Anniversary minus any Purchase Payments made two or more years after the Rider Effective Date. If we receive a partial surrender request on a Contract Anniversary, we will deduct the partial surrender from Contract Value before calculating the SecurePay Anniversary Value.

SecurePay Roll-up Benefit

        If you purchase the SecurePay Roll-up Benefit, then we will not increase your Maximum Withdrawal Percentage by 1% if you delay the Benefit Election Date by 10 or more years following the Rider Effective Date. See "Determining the Amount of your SecurePay Withdrawals."

        You may purchase the SecurePay Roll-up Benefit under the SecurePay rider for an increased SecurePay Fee, provided that the youngest Owner (or, in the case of a Qualified Contract, the Annuitant) is age 55 or older. This benefit is designed to provide for potential increases in your Benefit Base of up to 7.2% each Contract Anniversary during a specified period ("Roll-up Period"), even if your Contract Value has not increased.

        Under the SecurePay Roll-up Benefit, we will recalculate your Benefit Base on each Contract Anniversary during the Roll-up Period to equal the greatest of:

  (1)
  the Benefit Base on that Contract Anniversary;

  (2)
  the SecurePay Anniversary Value on that Contract Anniversary (as described above); or

  (3)
  the SecurePay Roll-up Value, which is equal to:

  (a)
  the most recently calculated Benefit Base prior to that Contract Anniversary; plus

  (b)
  7.2% of the Benefit Base on the previous Contract Anniversary (the "roll-up" amount), reduced proportionately for partial surrenders made since that anniversary. This means that we will reduce the "roll-up" amount for each partial surrender made since the previous Contract Anniversary in the same proportion that each partial surrender reduced the Contract Value as of the date we processed the partial surrender request.

          Note: If the SecurePay Anniversary Value is consistently higher than the SecurePay Roll-up Value (because your Contract Value is generally increasing by more than 7.2% each Contract Year), the SecurePay Roll-up Value may never be used to increase your Benefit Base.

        When we calculate the SecurePay Roll-up Value on the first Contract Anniversary following the Rider Effective Date, we will apply the 7.2% to the Benefit Base on the Rider Effective Date to determine the "roll-up" amount, and then reduce the "roll-up" amount proportionately for partial surrenders made since the Rider Effective Date. We will then add the reduced "roll-up" amount to the most recently calculated Benefit Base prior to the first Contract Anniversary to determine the SecurePay Roll-up Value. The SecurePay Roll-up Value can never be greater than $5 million.

          Example: Assume on the Rider Effective Date your Benefit Base is $100,000. Three months later, assume your Contract Value is $103,000 and you take a partial surrender of $10,300, reducing your current Contract Value to $92,700, which results in a decrease of 10% (($103,000 - $92,700)/$103,000). Because of the partial surrender, we will reduce your Benefit Base by 10% as well, to $90,000. Also assume that one month later your Contract Value increased from $92,700 to $94,000 due to favorable market performance and you do not make any additional Purchase Payments or partial surrenders.

          On the first Contract Anniversary, we will determine the SecurePay Roll-up Value by adding the most recently calculated Benefit Base ($90,000) to 7.2% of the Benefit Base on the previous Contract Anniversary (the Rider Effective Date), reduced proportionately for partial surrenders made since that anniversary. The Benefit Base on the Rider Effective Date was $100,000, and 7.2% of $100,000 = $7,200. However, because a partial surrender was made during the year, we will reduce this "roll-up" amount in the same proportion that the partial surrender reduced the Contract Value, which was 10%. Because 10% of the "roll-up" amount is $720, the reduced "roll-up" amount is $6,480 ($7,200 - $720). We then calculate the SecurePay Roll-up Value by adding the "roll-up" amount of $6,480 to $90,000 (the most recently calculated Benefit Base), and determine that the SecurePay Roll-up Value is $96,480.

          We will then recalculate your Benefit Base on the first Contract Anniversary to equal the greatest of:

    (1)
    the Benefit Base on that Contract Anniversary ($90,000);

    (2)
    the SecurePay Anniversary Value on that Contract Anniversary ($94,000); or

    (3)
    the SecurePay Roll-up Value ($96,480)

          We will set your Benefit Base equal to $96,480 because the SecurePay Roll-up Value is greater than the Benefit Base on that Contract Anniversary and the SecurePay Anniversary Value on that Contract Anniversary.

          Note: Partial surrenders could reduce your SecurePay Roll-up Value by substantially more than the actual amount of the partial surrender. For example, assume your Benefit Base at the beginning of the Contract Year is $100,000. Assuming that you do not make any additional Purchase Payments or partial surrenders, the SecurePay Roll-up Value on the next Contract Anniversary would be $107,200 ($100,000 + $7,200 (the 7.2% "roll-up" amount)).

          Assume instead, however, that during the Contract Year you make a partial surrender of $45,000 and your Contract Value at that time is $90,000 (i.e., the partial surrender is 50% of your Contract Value). Both the Benefit Base and the "roll-up" amount are also reduced by 50%, to $50,000 and $3,600, respectively. This would result in a SecurePay Roll-up Value of $53,600 on the next Contract Anniversary ($50,000 + $3,600), rather than $107,200. Thus, the $45,000 partial surrender would reduce the SecurePay Roll-up Value by more than $45,000 — it would reduce it by $53,600 ($107,200 - $53,600).

          The Roll-up Period begins on the Rider Effective Date and ends on the earliest of:

  (1)
  the 10th Contract Anniversary following the later of: (a) the Rider Effective Date; or (b) the most recent date that we reset the Roll-up Period;

  (2)
  the Benefit Election Date; or

  (3)
  the date the SecurePay rider terminates (see "Terminating the SecurePay Rider").

        If the Roll-up Period ends, the SecurePay Roll-up Benefit may not terminate. The SecurePay Roll-up Benefit will only end upon termination of the SecurePay rider. We will continue to assess the increased SecurePay Fee until the SecurePay rider terminates. Also, we will only include the SecurePay Roll-up Value when calculating your Benefit Base while the Roll-up Period is in effect.

          Note: This means that if the Roll-up Period ends because you have established the Benefit Election Date, we will still continue to assess the increased SecurePay Fee until termination of the SecurePay Rider. We also will assess the increased SecurePay Fee during times when the Roll-up Period has expired.

          Note: Once you establish your Benefit Election Date, you will no longer receive any additional value from the SecurePay Roll-up Benefit. On the other hand, delaying the Benefit Election Date may limit the time during which you may take SecurePay Withdrawals, due to life expectancy. See "Beginning Your SecurePay Withdrawals." You should carefully weigh the advantages of the SecurePay Roll-up Benefit with the disadvantages of delaying taking SecurePay Withdrawals.

        If at any time before the Benefit Election Date we increase the Benefit Base to equal the SecurePay Anniversary Value, we will reset the Roll-up Period. This is true even if the previous Roll-up Period has expired. We will reset the Roll-up Period for an additional ten years, although any reset will end on the Benefit Election Date (or upon termination of the SecurePay Rider).

          Example: Assume you purchase a Contract on March 3, 2008. If you do not establish the Benefit Election Date during the next 10 years, the Roll-up Period would expire on March 3, 2018. If, however, at any time during the Roll-up Period we increase the Benefit Base to equal the SecurePay Anniversary Value, the Roll-up Period will be reset. In this example, if the Roll-up Period is reset on March 3, 2012, the new Roll-up Period would expire on March 3, 2022. Similarly, if you have still not established the Benefit Election Date and the Benefit Base is again increased to equal the SecurePay Anniversary Value on March 3, 2025, we would once again reset the Roll-up Period to begin on March 3, 2025 and expire on March 3, 2035.

          In this example, because there is no Roll-up Period between March 3, 2022 and March 3, 2025, we would not include the SecurePay Roll-up Value in the calculation of the Benefit Base during this time.

Calculating the Benefit Base On or After the Benefit Election Date

        We continue calculating the Benefit Base after the Benefit Election Date in the same manner as we did prior to the Benefit Election Date, except withdrawals are treated differently. The effect of a withdrawal on the Benefit Base depends on whether the withdrawal is a SecurePay Withdrawal or an Excess Withdrawal. An Excess Withdrawal is any withdrawal after the Benefit Election Date which, when aggregated with all prior withdrawals during that Contract Year, exceeds the Contract Year's Annual Withdrawal Amount.

        If you have selected the SecurePay Roll-up Benefit, we will not calculate the SecurePay Roll-up Value on or after the Benefit Election Date.

SecurePay Withdrawals

        SecurePay Withdrawals do not reduce the Benefit Base. Therefore, if all your withdrawals during the Benefit Period are SecurePay Withdrawals, your Annual Withdrawal Amount will never decrease and you may continue to withdraw at least that amount for the lifetime of the Covered Person (or the last surviving Covered Person, if you selected Joint Life Coverage).

        If your Benefit Base increases on a Contract Anniversary because the SecurePay Anniversary Value exceeds the Benefit Base on that date, your Annual Withdrawal Amount and therefore SecurePay Withdrawals available to you in subsequent Contract Years will also increase.

Important Consideration

  •
  SecurePay Withdrawals are not cumulative. If you choose to receive only a part of, or none of, your AWA in any given Contract Year, you should understand that you cannot carry over any unused SecurePay Withdrawals to any future Contract Years.

        For example, assume your Maximum Withdrawal Percentage is 5% and your Benefit Base is $100,000, which means your AWA is $5,000 ($100,000 X .05). If you withdraw only $4,000 during the Contract Year, the AWA will not increase the next Contract Year by the $1,000 you did not withdraw.

Excess Withdrawals

        During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an Excess Withdrawal. Therefore, a withdrawal during the Benefit Period that causes the aggregate withdrawals for that Contract Year to exceed the Annual Withdrawal Amount may include amounts that qualify as a SecurePay Withdrawal as well as amounts that are Excess Withdrawals.

        An Excess Withdrawal will reduce the Benefit Base. The effect of the Excess Withdrawal on the Benefit Base depends, in part, on the relationship of the Benefit Base to the Contract Value at that time.

  (a)
  If, at the time of the Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is greater than the Benefit Base, we will reduce the Benefit Base by the amount of the Excess Withdrawal.

  (b)
  If, at the time of Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is less than or equal to the Benefit Base, we will reduce the Benefit Base in the same proportion that the Excess Withdrawal bears to the Contract Value minus the SecurePay Withdrawal.

        For example, suppose your Benefit Base is $100,000, your Contract Value is $110,000, your Withdrawal Percentage is 5% (i.e., your AWA is $5,000) and you have already taken $3,000 of SecurePay Withdrawals in the Contract Year. If you then request a $3,000 SecurePay Withdrawal (which means you have exceeded your AWA by $1,000), we will consider $2,000 of that withdrawal to be SecurePay and $1,000 to be Excess. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 - $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 - $1,000).

        However, if in the example above, your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value minus the SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal

($1,000 ÷ ($70,000 - $2,000) = 1.4706%). We then apply this percentage reduction to your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 - ($100,000 * 0.014706)).

        We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage determined on the Benefit Election Date.

SecurePay Guaranteed Minimum Accumulation Benefit (GMAB)

        You may not select the SecurePay GMAB if you do not purchase the SecurePay rider.

        You may purchase the SecurePay GMAB under the SecurePay rider for an increased SecurePay Fee. The SecurePay GMAB is designed to protect you from poor investment performance under the Contract during a specified period. Subject to certain conditions, the SecurePay GMAB provides a future "safety net" by guaranteeing that at the end of a specified period ("GMAB Period"), your Contract Value will not be less than a minimum guaranteed amount ("GMAB Guaranteed Amount"). If your Contract Value is less than this amount on that date, we will increase your Contract Value to equal the GMAB Guaranteed Amount.

Important Considerations

  •
  A partial surrender will reduce the GMAB Guaranteed Amount in the same proportion that the partial surrender reduces your Contract Value. Thus, partial surrenders may significantly reduce the value of the SecurePay GMAB.

  •
  If you establish the Benefit Election Date prior to the end of the GMAB Period, we will terminate the SecurePay GMAB and you will not receive any increase in your Contract Value to equal the GMAB Guaranteed Amount (or any refund of the increased SecurePay Fee). However, delaying the Benefit Election Date may limit the time during which you may take SecurePay Withdrawals, due to life expectancy. See "Beginning Your SecurePay Withdrawals." You should carefully weigh the advantages of the SecurePay GMAB with the disadvantages of delaying taking SecurePay Withdrawals.

  •
  Purchase Payments received by us more than one year after the Rider Effective Date are not included in the calculation of the GMAB Guaranteed Amount. Thus, for example, if you intend to make regular Purchase Payments to your Contract for more than one year after the Rider

  Effective Date, such as in monthly or annual contributions to an IRA, you should consider whether the SecurePay GMAB is appropriate for you.

  •
  Because your Contract Value may be greater than or equal to the GMAB Guaranteed Amount at the end of the GMAB Period, you may never need to rely on the SecurePay GMAB. Thus, you may be paying for a benefit that you never realize. We will not refund the increased SecurePay Fee if your Contract Value is not increased by the SecurePay GMAB.

Calculating the GMAB Guaranteed Amount

        On the Rider Effective Date, we also will determine your initial GMAB Guaranteed Amount. If you purchase the SecurePay rider with the SecurePay GMAB when you purchase your Contract, your initial GMAB Guaranteed Amount is equal to your initial Purchase Payment. If you purchase the SecurePay rider with the SecurePay GMAB after your Contract has been issued by exercising the RightTimeSM option, the initial GMAB Guaranteed Amount is equal to your Contract Value on the Rider Effective Date.

        Thereafter, we increase the GMAB Guaranteed Amount dollar-for-dollar for each Purchase Payment received by us during the first year following the Rider Effective Date. Any Purchase

Payments that we receive after the first year will not increase the GMAB Guaranteed Amount. We reduce the GMAB Guaranteed Amount for each partial surrender from the Contract in the same proportion that each partial surrender reduces your Contract Value as of the date we process the partial surrender request.

          Example: Assume that on January 1st you purchase the SecurePay rider with the SecurePay GMAB and make an initial Purchase Payment of $100,000. The GMAB Guaranteed Amount would equal $100,000. To continue this example, assume:

          On March 1st of that same year, your Contract Value increases to $101,000 due to favorable market performance and you make an additional Purchase Payment of $10,000. Your Contract Value would increase to $111,000 ($101,000 + $10,000) and your GMAB Guaranteed Amount would increase to $110,000 ($100,000 + $10,000).

          On September 1st, your Contract Value further increases to $115,000 due to favorable market performance and you make a $20,000 partial surrender. Your Contract Value would decrease to $95,000 ($115,000 - $20,000). Because the partial surrender reduced your Contract Value by 17.39% (($115,000 - $95,000)/$115,000), we would proportionally reduce your GMAB Guaranteed Amount by 17.39%, or $19,130.44 ($110,000 x 17.39%) to $95,869.56 ($115,000 - $19,130.44).

            Note: Partial surrenders could reduce your GMAB Guaranteed Amount by substantially more than the actual amount of the partial surrender. For example, assume your GMAB Guaranteed Amount is $100,000. If you make a partial surrender of $45,000 and your Contract Value at that time is $90,000 (i.e., the partial surrender is 50% of your Contract Value), then the GMAB Guaranteed Amount is reduced by 50% to $50,000. Thus, the $45,000 partial surrender would reduce the GMAB Guaranteed Amount by more than $45,000 — it would reduce it by $50,000.

          On February 1st of the following year, your Contract Value decreases to $90,000 due to unfavorable market performance and you make an additional Purchase Payment of $5,000. Your Contract Value would increase to $95,000 ($90,000 + $5,000), but your GMAB Guaranteed Amount would remain at $90.869.57 since you made the additional Purchase Payment more than one year following the Rider Effective Date. However, any additional partial surrenders would continue to decrease your GMAB Guaranteed Amount.

"Stepping Up" the GMAB Guaranteed Amount

        On the 5th Contract Anniversary following the Rider Effective Date, you may "step-up" the GMAB Guaranteed Amount to equal your current Contract Value and begin a new GMAB Period. To do so:

  •
  you must elect the step-up in writing within 90 days prior to the 5th Contract Anniversary;

  •
  your Contract Value on the 5th Contract Anniversary following the Rider Effective Date must be greater than the GMAB Guaranteed Amount on that date;

  •
  the new GMAB Period must not extend beyond the Annuity Commencement Date then in effect;

  •
  we must receive your request prior to the oldest Owner's 85th birthday (or, in the case of a Qualified Contract, the Annuitant's 85th birthday); and

  •
  the SecurePay GMAB must still be in effect.

        If you elect the step-up, a new GMAB Period will begin on the 5th Contract Anniversary following the Rider Effective Date. We also will adjust your GMAB Guaranteed Amount so that it is equal to your Contract Value on the 5th Contract Anniversary following the Rider Effective Date. Please note that any Purchase Payments we receive following the date of reset will not increase the GMAB Guaranteed Amount. Upon step-up, we reserve the right to change the increased SecurePay Fee to the fee we are currently charging for a newly issued SecurePay rider with the SecurePay GMAB.

          Note: If you establish the Benefit Election Date prior to the end of the new GMAB Period, we will terminate the SecurePay GMAB and you will not receive any increase in your Contract Value to equal the GMAB Guaranteed Amount (or any refund of the increased SecurePay Fee). However, delaying the Benefit Election Date may limit the time during which you may take SecurePay Withdrawals, due to life expectancy. See "Beginning Your SecurePay Withdrawals." You should carefully weigh the advantages of "stepping up" the GMAB Guaranteed Amount with the disadvantages of delaying taking SecurePay Withdrawals.

Determining the GMAB Period

        On the Rider Effective Date, we will begin the GMAB Period. The GMAB Period will continue until the earliest of:

  (1)
  the 10th Contract Anniversary following the later of: (a) the Rider Effective Date; or (b) the date you "step-up" the GMAB Period, as discussed below;

  (2)
  the Benefit Election Date; or

  (3)
  termination of the SecurePay rider (see "Terminating the SecurePay Rider").

Expiration of the GMAB Period

        If, at the end of the GMAB Period, your Contract Value is less than the GMAB Guaranteed Amount, we will increase your Contract Value to equal the GMAB Guaranteed Amount. We will allocate the increase in Contract Value pro-rata among the Sub-Accounts within the Asset Allocation Model Portfolio in which you are invested.

          Example: Assume that on January 1, 2018, your GMAB Period ends, your Contract Value equals $100,000, and your GMAB Guaranteed Amount equals $150,000. Since your Contract Value ($100,000) is less than your GMAB Guaranteed Amount ($150,000) at the end of your GMAB Period, we will increase your Contract Value to $150,000 to equal your GMAB Guaranteed Amount. We will allocate the increased amount ($50,000) pro-rata among the Sub-Accounts within the Asset Allocation Model Portfolio in which you are invested.

Termination of the SecurePay GMAB

        The SecurePay GMAB will terminate on the earliest of:

  (1)
  the end of the GMAB Period (or the end of the new GMAB Period following "step-up" of the GMAB Guaranteed Amount);

  (2)
  the Benefit Election Date; or

  (3)
  termination of the SecurePay rider (see "Terminating the SecurePay Rider").

        If the SecurePay GMAB terminates due to the establishment of the Benefit Election Date or the termination of the SecurePay rider, you will not receive any increase in your Contract Value to equal the GMAB Guaranteed Amount (or any refund of the increased SecurePay Fee).

        Upon termination of the SecurePay GMAB, we will no longer assess the increased SecurePay Fee for the SecurePay GMAB. However, we will continue to assess the SecurePay Fee for the SecurePay rider or, if purchased, the increased SecurePay Fee for the SecurePay Roll-up Benefit until termination of the rider.

Repurchasing the SecurePay GMAB

        If your SecurePay GMAB terminated before the oldest Owner's 85th birthday (or, in the case of a Qualified Contract, the Annuitant's 85th birthday), you may request to repurchase the SecurePay GMAB. We must receive your written request within 90 days prior to the date of termination, your SecurePay rider must still be in effect, the new GMAB Period must not extend beyond the Annuity Commencement Date then in effect, and you must not have established the Benefit Election Date. We will treat the SecurePay GMAB as a new purchase, which means that a new GMAB Period will begin as of the date of termination and your GMAB Guaranteed Amount will be equal to your Contract Value as of that date. We also will increase the GMAB Guaranteed Amount dollar-for-dollar for each Purchase Payment received by us during the first year following the date of repurchase (although any Purchase Payments that we receive after that first year will not increase the GMAB Guaranteed Amount). We will set your increased SecurePay Fee to equal the fee we are currently charging for a newly issued SecurePay rider with the SecurePay GMAB.

Reduction of Contract Value to Zero

        If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

  •
  We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;

  •
  we will establish an Annuity Commencement Date no earlier than the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and

  •
  we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse.

        Please note that we may accept different payment intervals. If you request a full surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, first, we will pay you a lump sum equal to such remaining AWA. We will then establish an Annuity Commencement Date, as described immediately above. As with any distribution from the Contract, tax consequences may apply. In this regard, before we establish an Annuity Commencement Date under a settlement of the benefit under your SecurePay rider, we intend to treat any amounts received by you in the form of SecurePay Withdrawals as partial surrenders for tax purposes. After we establish an Annuity Commencement Date under a settlement of the benefit under your SecurePay rider, we will treat any amounts received by you as annuity payments for tax purposes. (See "TAXATION OF ANNUITIES IN GENERAL.")

        If you have selected the SecurePay GMAB and your Contract Value is reduced to zero during the GMAB Period, your SecurePay GMAB will terminate and you will not receive any increase in your Contract Value equal to the GMAB Guaranteed Amount.

        If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

Required Minimum Distributions

        If SecurePay is purchased for use with a Qualified Contract, the Qualified Contract must comply with the required minimum distribution (RMD) rules under the Code Section 401(a)(9). The SecurePay rider, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the RMD that must be taken from your Qualified Contract. (See "QUALIFIED RETIREMENT PLANS.")

        After the Benefit Election Date, SecurePay permits withdrawals from a Qualified Contract that exceed the AWA in order to satisfy the RMD for the Qualified Contract without compromising the SecurePay guarantees. In particular, if you provide us with written notice of an RMD at the time you request a SecurePay Withdrawal from your Qualified Contract, we will compute an amount that is treated under the SecurePay rider as the RMD for the calendar year with respect to your Qualified Contract. Note that although the tax law may permit you in certain circumstances to take distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the SecurePay rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal, the entire amount by which the withdrawal exceeds any remaining AWA for the Contract Year will reduce the amount of your future AWA and could reduce your Benefit Base.

        In the future, we may institute certain procedures, including requiring that RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the AWA for the corresponding Contract Year.

        In general, under the SecurePay rider, you may withdraw the greater of (i) your AWA for a contract year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your contract year.

        Note:    If you submit your Benefit Election Form before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum SecurePay withdrawal for the contract year that includes the due date for the first RMD so that the maximum amount of your withdrawal under the SecurePay Benefit will be the greater of your first RMD or AWA plus the greater of your second RMD or AWA minus your actual withdrawals in the previous contract year. Thereafter, the maximum allowed is the greater of the AWA or the RMD determined as of the preceding December 31st.

Benefit Available on Maximum Annuity Commencement Date (oldest Owner's or Annuitant's 95th birthday)

        The SecurePay rider will terminate on the Annuity Commencement Date, whether or not you have begun your SecurePay Withdrawals. You must annuitize the Contract no later than the oldest Owner's or Annuitant's 95th birthday ("Maximum Annuity Commencement Date").

        If your SecurePay rider is in effect on the Maximum Annuity Commencement Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments for life equal to the AWA divided by 12. If you do not select an Annuity Option, your annuity payments will be the greater of (i) the AWA divided by 12 or (ii) monthly payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Commencement Date. For more information regarding Annuity Options, including Certain Period options, see ANNUITY PAYMENTS, Annuity Options.

SecurePay Fee

        We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Day that occurs after each Valuation Period containing a Monthly Anniversary Day. The SecurePay rider is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA. Accordingly, you must have transferred some assets from your DCA account to the Sub-Accounts that comprise one of the Benefit Allocation Models before the fee is charged.

        The SecurePay Fee will vary depending on when you purchase the rider and whether or not you have selected the SecurePay Roll-up Benefit and/or the SecurePay GMAB, as follows:

	Maximum	Current
SecurePay rider
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTimeSM option	0.95%	0.60%
SecurePay rider with SecurePay Roll-up Benefit
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.70%
Purchase of SecurePay rider under RightTimeSM option	1.60%	0.80%
SecurePay rider with SecurePay GMAB
Purchase of SecurePay rider at time of Contract Purchase	1.30%	0.65%
Purchase of SecurePay rider under RightTimeSM option	1.50%	0.75%
SecurePay rider with SecurePay Roll-up Benefit and SecurePay GMAB
Purchase of SecurePay rider at time of Contract Purchase	1.70%	0.85%
Purchase of SecurePay rider under RightTimeSM option	1.90%	0.95%

        We may increase the SecurePay fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the table above.

        If we later decide to increase your SecurePay Fee, we will give you notice prior to the increase. You may then elect not to pay the increased SecurePay Fee, but your current Benefit Base will be capped if a higher SecurePay Anniversary Value occurs. If you have purchased the SecurePay Roll-up Benefit, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. See "SecurePay Roll-up Benefit." If you have purchased the SecurePay GMAB, you also will not be permitted to "step-up" the GMAB Guaranteed Amount or repurchase the SecurePay GMAB following its termination if you elect not to pay the increase in your SecurePay Fee. See "Stepping Up the GMAB Guaranteed Amount" and "Repurchasing the SecurePay GMAB." You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values, additional step-ups of the GMAB Guaranteed Amounts, and/or repurchase the SecurePay GMAB following its termination.

Terminating the SecurePay Rider

        The SecurePay rider will terminate upon the earliest of:

  •
  termination of the SecurePay rider by the Owner (permitted after the SecurePay rider has been in effect for at least ten years);

  •
  full surrender or termination of the Contract;

  •
  changing your designation of a Covered Person or Persons on or after the Benefit Election Date;

  •
  the Annuity Commencement Date;

  •
  noncompliance with the Allocation Guidelines and Restrictions, including transferring out of the selected Benefit Allocation Model.

        Deduction of the monthly fee for the SecurePay rider ceases upon termination. If purchased, the SecurePay Roll-up Benefit and/or the SecurePay GMAB will terminate on the date the SecurePay rider terminates (if not sooner). See "Secure Pay Roll-up Benefit" and "SecurePay Guaranteed Minimum Accumulation Benefit (GMAB)."

Spousal Continuation

        If the Benefit Election indicates Single Life Coverage and the SecurePay rider terminates due to the death of the Covered Person and the surviving spouse elects to continue the Contract and become the new Owner, the surviving spouse may also exercise the RightTimeSM option immediately (if it is available at that time) and purchase a new SecurePay rider. We will waive the 5-year waiting period. The surviving spouse's benefit under the SecurePay rider will be subject to the terms and conditions of the rider in effect at that time. See "Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider."

        If the SecurePay Benefit Election indicates Joint Life Coverage (see "Selecting Your Coverage Option"), and the surviving spouse elects to continue the Contract and the SecurePay rider, the Annual Withdrawal Amount remains the same until the next Contract Anniversary. On the next Contract Anniversary, the Benefit Base will be the greater of the Contract Value (which will reflect the Death Benefit) or the current Benefit Base and we will recalculate the Annual Withdrawal Amount, if necessary, using the Maximum Withdrawal Percentage determined on the Benefit Election Date.

Reinstating the SecurePay Rider Within 30 Days of Termination

        If your SecurePay rider terminated due to a Prohibited Allocation instruction (See "Allocation Guidelines and Restrictions") and you made no additional Purchase Payment after the termination, you may request that we reinstate the rider.

        Your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value to a current Benefit Allocation Model and/or resume portfolio rebalancing. We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same SecurePay Rider Effective Date, Benefit Base, AWA, SecurePay Fee and, if applicable, Maximum Withdrawal Percentage, as it had prior to termination. In addition, if we reinstate your SecurePay rider, we also will reinstate your SecurePay Roll-up Benefit and/or your SecurePay GMAB (if applicable).

Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider

        If your SecurePay rider has terminated, you may exercise the RightTimeSM option and purchase a new SecurePay rider before the Annuity Commencement Date if (a) five years have passed since the termination of the prior SecurePay rider and (b) the rider is still available for sale. We do not require a five-year waiting period, however, if your prior SecurePay rider terminated because of the death or change of a Covered Person during the Benefit Period.

        If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTimeSM option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

  •
  The initial Benefit Base will be equal to the Contract Value as of the new Rider Effective Date.

  •
  The time period applicable to the Maximum Withdrawal Percentage determination will begin from the new Rider Effective Date.

  •
  When we calculate the AWA under the new SecurePay rider, we will base the Maximum Withdrawal Percentage on the age of the Owner (the younger Owner in the case of two Owners) as of the new rider's Benefit Election Date.

  •
  We will impose the current SecurePay Fee in effect on the new Rider Effective Date.

  •
  If you purchase a new SecurePay rider with the SecurePay GMAB, a new GMAB Period will begin as of the new Rider Effective Date and your GMAB Guaranteed Amount will be equal to your Contract Value as of that date. We also will increase the GMAB Guaranteed Amount dollar-for-dollar for each Purchase Payment received by us during the first year following the date of purchase (although any Purchase Payments that we receive after that first year will not increase the GMAB Guaranteed Amount). We will set your increased SecurePay Fee to equal the fee we are currently charging for a newly issued SecurePay rider with the SecurePay GMAB.

        Please note you may only purchase a new SecurePay rider with the SecurePay Roll-up Benefit and/or the SecurePay GMAB if these benefits were available on the date that you purchased your Contract.

Tax Consequences

        For a discussion of tax consequences specific to the SecurePay benefit, please see TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of SecurePay Withdrawals.

SUSPENSION OR DELAY IN PAYMENTS

        Payments of a partial or full surrender of the Variable Account value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a partial or full surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

  (1)
  when the New York Stock Exchange is closed; or

  (2)
  when trading on the New York Stock Exchange is restricted; or

  (3)
  when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account); or

  (4)
  when the SEC, by order, so permits for the protection of security holders.

        We may delay payment of a partial or full surrender from the Guaranteed Account for up to six months where permitted.

SUSPENSION OF CONTRACTS

        If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

CHARGES AND DEDUCTIONS

Mortality and Expense Risk Charge

        To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the

Variable Account. The charge is equal, on an annual basis, to 1.40% of the average daily net assets of the Variable Account attributable to your Contract.

        The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge and transfer fees may be insufficient to cover actual future expenses. We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.

Administration Charge

        We will deduct an administration charge equal, on an annual basis, to 0.15% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Death Benefit Fee

        If you select the Return of Purchase Payments Death Benefit or the Maximum Anniversary Value Death Benefit, we assess a death benefit fee to compensate us for the cost of providing those death benefits. (There is no fee for the Contract Value Death Benefit.) We calculate the death benefit fee as of each Monthly Anniversary Day on which the fee is assessed, and we deduct it from your Contract Value on the next Valuation Day. We will deduct the death benefit fee pro-rata from the Allocation Options (e.g., in the same proportion that each Allocation Option has to Contract Value). The deduction of the death benefit fee will reduce your Contract Value, but it will not otherwise reduce the value of your Return of Purchase Payments Death Benefit or your Maximum Anniversary Value Death Benefit. We do not assess the death benefit fee after the Annuity Commencement Date.

        If you select the Return of Purchase Payments Death Benefit or the Maximum Anniversary Value Death Benefit, you must elect either the CoverPay Fee, which is based on the value of the death benefit on the day the fee is assessed, or the ValuPay Fee, which is based on the Net Amount at Risk on the day the fee is assessed. You must make this election when you apply for your Contract, and you cannot change your election after your Contract is issued. It is possible that either of these fees (or some portion thereof) could be treated for federal tax purposes as a partial surrender from the Contract. (See "Federal Tax Matters.") Before electing the fee option for your Contract, you should consult a qualified financial adviser to help you carefully consider the relative costs, benefits and risks of the fee options in your particular situation.

ValuPay Fee.

        The ValuPay Fee is based on the Net Amount at Risk and the oldest Owner's age, each measured on the day the fee is assessed. The Net Amount at Risk is the amount by which the value of your death benefit exceeds your Contract Value. There is no Net Amount at Risk when your Contract Value equals your death benefit. Whenever your Contract Value is lower than the value of your death benefit, however, there is a Net Amount at Risk. The Net Amount at Risk will vary as your Contract Value fluctuates. Factors that affect your Contract Value include the investment performance of the Allocation Options you have chosen and the fees and charges, including the ValuPay Fee, that are deducted from your Contract Value or from the Variable Account.

        We do not assess the ValuPay Fee during the first Contract Year. We begin assessing it on the 13th Monthly Anniversary Day, and we assess it monthly until the Annuity Commencement Date. There is no ValuPay Fee on any Monthly Anniversary Day on which your Contract Value equals your death benefit.

        The ValuPay fee is calculated by multiplying the Net Amount at Risk by the monthly cost factor. The monthly cost factor varies by the age of the oldest Owner. The following table shows the monthly cost factor per $1,000 of Net Amount at Risk by Owner's age. It also shows the cost factor expressed as an annualized percentage of the Net Amount at Risk on each Monthly Anniversary Day.

Oldest Owner's Age	Monthly Cost Factor Per $1,000 of Net Amount at Risk	Annualized Percentage of Monthly Net Amount at Risk
50 or less	$0.25034	0.30%
51-60	$0.50138	0.60%
61-65	$1.00554	1.20%
66-70	$1.47016	1.75%
71-75	$2.53505	3.00%
76-80	$3.82964	4.50%
81	$5.09893	5.95%
82	$5.71812	6.65%
83	$6.34158	7.35%
84	$6.96937	8.05%
85	$7.60156	8.75%
86	$8.37522	9.60%
87	$9.15558	10.45%
88	$9.94277	11.30%
89	$10.73689	12.15%
90	$11.53809	13.00%
91	$12.96964	14.50%
92	$14.42441	16.00%
93	$15.90318	17.50%
94	$17.40681	19.00%
95	$18.93618	20.50%

        Return of Purchase Payments Death Benefit.    If you elected the Return of Purchase Payments Death Benefit, the value of your death benefit on any Monthly Anniversary Day is the greater of (1) your Contract Value or (2) your adjusted aggregate Purchase Payments on that day. (See DEATH BENEFIT, Return of Purchase Payments Death Benefit for a more complete description.) The Net Amount at Risk on any Monthly Anniversary Day is the amount by which the value of your Return of Purchase Payments Death Benefit exceeds your Contract Value on that day. The ValuPay Fee is equal to the monthly cost factor for your age multiplied by the Net Amount at Risk on the Monthly Anniversary Day.

        For example, if you are 78 years old on your 20th Monthly Anniversary Day and on that day your Contract Value equals $115,000 while your adjusted aggregate Purchase Payments equal only $100,000, there is no Net Amount at Risk and we deduct no ValuPay Fee. Alternatively, if on that day your Contract Value equals only $85,000 while your adjusted aggregate Purchase Payments equal $100,000, the Net Amount at Risk is $15,000 (aggregate Purchase Payments of $100,000 minus Contract Value of $85,000). We would deduct a ValuPay Fee of $57.45 (monthly cost factor of $3.82964 per $1,000 multiplied by 15). (See "Comparative Examples of Death Benefit Fees" for examples intended to help you compare the death benefit fee options that are available in the Contract.)

        Maximum Anniversary Value Death Benefit.    If you elected the Maximum Anniversary Value Death Benefit, the value of your death benefit on each Monthly Anniversary Day is the greatest of (1) your

Contract Value, (2) your adjusted aggregate Purchase Payments on that day, or (3) your greatest anniversary value attained as of that day. (See DEATH BENEFIT, Maximum Anniversary Value Death Benefit for a more compete description.) The Net Amount at Risk on any Monthly Anniversary Day is the amount by which the value of your Maximum Anniversary Value Death Benefit exceeds your Contract Value on that day. The ValuPay Fee is equal to the monthly cost factor for your age multiplied by the Net Amount at Risk on the Monthly Anniversary Day.

        For example, if you are 78 years old on your 20th Monthly Anniversary Day and on that day your Contract Value equals $125,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, there is no Net Amount at Risk and we deduct no ValuPay Fee. Alternatively, if on that day your Contract Value equals only $115,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the Net Amount at Risk is $5,000 (greatest anniversary value attained of $120,000 minus Contract Value of $115,000). We would deduct a ValuPay Fee of $19.15 (monthly cost factor of $3.82964 per $1,000 multiplied by 5). (See "Comparative Examples of Death Benefit Fees" for examples intended to help you compare the death benefit fee options that are available in the Contract.)

CoverPay Fee.

        The CoverPay Fee is based on the value of the death benefit in your Contract on the day the fee is assessed. We begin assessing the CoverPay Fee on the first Monthly Anniversary Day, and we assess it monthly until the Annuity Commencement Date.

        Return of Purchase Payments Death Benefit.    If you elected the Return of Purchase Payments Death Benefit, the CoverPay Fee is equal, on an annualized basis, to 0.10% of your death benefit value measured on each Monthly Anniversary Day. The value of your Return of Purchase Payments Death Benefit on any Monthly Anniversary Day is the greater of (1) your Contract Value or (2) your adjusted aggregate Purchase Payments on that day. (See DEATH BENEFIT, Return of Purchase Payments Death Benefit for a more complete description.) For example, if on a Monthly Anniversary Day your Contract Value equals $115,000, and your adjusted aggregate Purchase Payments equal only $100,000, the CoverPay Fee we deduct on that day will be based on the Contract Value of $115,000. Alternatively, if your Contract Value equals only $85,000, but your adjusted aggregate Purchase Payments equal $100,000, the CoverPay Fee we deduct on that day will be based on the adjusted aggregate Purchase Payments of $100,000. (See "Comparative Examples of Death Benefit Fees" for examples intended to help you compare the death benefit fee options that are available in the Contract.)

        Maximum Anniversary Value Death Benefit.    If you elected the Maximum Anniversary Value Death Benefit, the CoverPay Fee is equal, on an annualized basis, to 0.30% of your annualized death benefit value measured on each Monthly Anniversary Day. The value of your Maximum Anniversary Value Death Benefit on any Monthly Anniversary Day is the greatest of (1) your Contract Value, (2) your adjusted aggregate Purchase Payments, or (3) your greatest anniversary value attained as of that day. (See DEATH BENEFIT, Maximum Anniversary Value Death Benefit for a more complete description.) For example, if on a Monthly Anniversary Day your Contract Value equals $125,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the CoverPay Fee we deduct on that day will be based on your Contract Value of $125,000. Alternatively, if your Contract Value equals only $115,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the CoverPay Fee we deduct on that day will be based on your greatest anniversary value attained of $120,000. (See "Comparative Examples of Death Benefit Fees" for examples intended to help you compare the death benefit fee options that are available in the Contract.)

Selecting a Death Benefit Fee.

        The relative costs of the CoverPay Fee and the ValuPay Fee will vary depending on the Contract's investment performance and, in the case of the ValuPay Fee, the oldest Owner's age. In choosing a death benefit fee for your Contract, you may want to consider the following factors in addition to any other factors that apply in your particular circumstances:

CoverPay Fee	ValuPay Fee

Assessed each month until the Annuity Commencement Date	Assessed only when the death benefit is higher than the Contract Value; Not assessed during the first Contract Year or after the Annuity Commencement Date

Does not vary based on age	Cost factor increases based on age

When the death benefit is higher than the Contract Value, the fee is based on—

The value of the death benefit	The difference in values

When the death benefit is the Contract Value, the fee is based on—

The value of the death benefit, which is the same as the Contract Value	There is no fee

        Over time, if investment performance is generally positive and the death benefit is the same as the Contract Value on most days on which we assess the death benefit fee, the aggregate dollar amount of the CoverPay Fee will generally be more than the aggregate dollar amount of the ValuPay Fee. On the other hand, at any time when the death benefit is higher than the Contract Value on the day we assess the ValuPay Fee, the ValuPay Fee may be more than the CoverPay Fee on that day. During prolonged periods in which the death benefit is higher than the Contract Value on the days we assess the ValuPay Fee, especially if the difference is significant and/or an Owner has reached an older age, the aggregate dollar amount of the ValuPay Fee could be more than the aggregate dollar amount of the CoverPay Fee.

Comparative Examples Of Death Benefit Fees

        The following examples are intended to help you compare the death benefit fee options that are available in the Contract. The examples show what each of the death benefit fees would be for one month based on the facts assumed in the example. Please remember that the examples are illustrations and do not predict or guarantee the amount of the death benefit fee that will apply to your Contract. Your actual fee may be higher or lower than those shown. Similarly, your investment results and death benefit may be higher or lower than those shown in the examples.

        For all of the examples, assume the following facts:

  The Initial Purchase Payment was $100,000;
  No withdrawals or additional Purchase Payments were made;
  The greatest anniversary value attained was $110,000;
  The death benefit fee is being assessed on a Monthly Anniversary Day after the 1st Contract Year; and
  The Contract Value, death benefit value, and Owner's age are as shown in each example.

The examples show the amount of each of the death benefit fees that would apply on the Monthly Anniversary Day on which the fee is being assessed.

EXAMPLE 1

Contract Value:	$100,000
Return of Purchase Payments Death Benefit value:	$100,000
Net Amount at Risk for Return of Purchase Payments Death Benefit:	$0
Maximum Anniversary Value Death Benefit value:	$110,000
Net Amount at Risk for Maximum Anniversary Value Death Benefit	$10,000
	Return of Purchase Payments Death Benefit		Maximum Anniversary Value Death Benefit
	CoverPay Fee	ValuPay Fee	CoverPay Fee	ValuPay Fee
Owner's age 61	$8.34	$0.00	$27.54	$10.06
Owner's age 76	$8.34	$0.00	$27.54	$38.30

EXAMPLE 2

Contract Value:	$85,000
Return of Purchase Payments Death Benefit value:	$100,000
Net Amount at Risk for Return of Purchase Payments Death Benefit:	$15,000
Maximum Anniversary Value Death Benefit value:	$110,000
Net Amount at Risk for Maximum Anniversary Value Death Benefit	$25,000
	Return of Purchase Payments Death Benefit		Maximum Anniversary Value Death Benefit
	CoverPay Fee	ValuPay Fee	CoverPay Fee	ValuPay Fee
Owner's age 61	$8.34	$15.08	$27.54	$25.13
Owner's age 76	$8.34	$57.45	$27.54	$95.74

EXAMPLE 3

Contract Value:	$110,000
Return of Purchase Payments Death Benefit value:	$110,000
Net Amount at Risk for Return of Purchase Payments Death Benefit:	$0
Maximum Anniversary Value Death Benefit value:	$110,000
Net Amount at Risk for Maximum Anniversary Value Death Benefit	$0
	Return of Purchase Payments Death Benefit		Maximum Anniversary Value Death Benefit
	CoverPay Fee	ValuPay Fee	CoverPay Fee	ValuPay Fee
Owner's age 61	$9.17	$0.00	$27.54	$0.00
Owner's age 76	$9.17	$0.00	$27.54	$0.00

EXAMPLE 4

Contract Value:	$115,000
Return of Purchase Payments Death Benefit value:	$115,000
Net Amount at Risk for Return of Purchase Payments Death Benefit:	$0
Maximum Anniversary Value Death Benefit value:	$115,000
Net Amount at Risk for Maximum Anniversary Value Death Benefit	$0
	Return of Purchase Payments Death Benefit		Maximum Anniversary Value Death Benefit
	CoverPay Fee	ValuPay Fee	CoverPay Fee	ValuPay Fee
Owner's age 61	$9.59	$0.00	$28.79	$0.00
Owner's age 76	$9.59	$0.00	$28.79	$0.00

SecurePay Fee

        We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Day that occurs after each Valuation Period containing a Monthly Anniversary Day.

        The SecurePay Fee will vary depending on when you purchase the rider and whether or not you have purchased the SecurePay Roll-up Benefit and/or the SecurePay GMAB, as follows:

	Maximum	Current
Secure Pay rider
Purchase of SecurePay rider at time of Contract Purchase	0.95%	0.50%
Purchase of SecurePay rider under RightTimeSM option	0.95%	0.60%
SecurePay rider with SecurePay Roll-up Benefit
Purchase of SecurePay rider at time of Contract Purchase	1.40%	0.70%
Purchase of SecurePay rider under RightTimeSM option	1.60%	0.80%
SecurePay rider with SecurePay GMAB
Purchase of SecurePay rider at time of Contract Purchase	1.30%	0.65%
Purchase of SecurePay rider under RightTimeSM option	1.50%	0.75%
SecurePay rider with SecurePay Roll-up Benefit and SecurePay GMAB
Purchase of SecurePay rider at time of Contract Purchase	1.70%	0.85%
Purchase of SecurePay rider under RightTimeSM option	1.90%	0.95%

        We may increase the SecurePay fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the table above. If we later decide to increase your SecurePay Fee, we will give you notice prior to the increase. You may then elect not to pay the increased SecurePay Fee, but your current Benefit Base will be capped if a higher SecurePay Anniversary Value occurs. If you have purchased the SecurePay Roll-up Benefit, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. If you have purchased the SecurePay GMAB, you also will not be permitted to "step-up" the GMAB Guaranteed Amount or repurchase the SecurePay GMAB following its termination if you elect not to pay the increase in your SecurePay Fee. You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values, additional "step-ups" of the GMAB Guaranteed Amounts, and/or repurchase the SecurePay GMAB following its termination. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")

        SecurePay Medical Evaluation Fee.    Under the SecurePay rider, we will assess a charge for evaluating your request for an increased Annual Withdrawal Amount ("AWA") if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay withdrawals at the increased AWA. The current fee is $150 for each person designated as a "Covered Person" in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Transfer Fee

        Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Allocation Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Fund Expenses

        The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

        Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.

Other Taxes

        Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

        We sell the Contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of Protective Life. We pay commissions and other compensation to the broker-dealers for selling the Contracts. You do not directly pay the commissions and other compensation, we do. We intend to recover commissions and other compensation, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "Distribution of the Contracts" for more information about payments we make to the broker-dealers.

ANNUITY PAYMENTS

Annuity Commencement Date

        On the Effective Date, the Annuity Commencement Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Commencement Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday. Annuity Commencement Dates that occur or are scheduled to occur at an advanced age for the Annuitant (e.g., past age 85), may in certain circumstances have adverse income tax consequences. (See "Federal Tax Matters".) Distributions from Qualified Contracts may be required before the Annuity Commencement Date. We will terminate the SecurePay rider if in effect on the Annuity Commencement Date. (See "Guaranteed Lifetime Withdrawal Benefit ("SecurePay") With RightTimeSM Option.")

Changing the Annuity Commencement Date.

        The Owner may change the Annuity Commencement Date by Written Notice. The new Annuity Commencement Date must be at least 30 days after the date we receive the written request, and no later than the oldest Owner's or Annuitant's 95th birthday. If you choose a new Annuity Commencement Date that is less than 3 years after the most recent Purchase Payment, you will not be eligible for the PayStream Plus bonus (see below). You also must elect as your Annuity Option either payments for the life of the Annuitant with no certain period or for a certain period of no less than 10 years.

Annuity Value

        The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Commencement Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, we may use an Annuity Value that includes a bonus amount.

PayStream Plus.

        If your Annuity Commencement Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Commencement Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

        On the Annuity Commencement Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period.

Fixed Income Payments.

        Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments.

        Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). Refer to Appendix B for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Annuity Units.

        On the Annuity Commencement Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 4.75%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Commencement Date. If the Annuity Commencement Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments.

        We will determine the amount of your variable income payment no earlier than five Valuation Days before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

        We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payments attributable to each Sub-Account.

        The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

  (a)
  is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

  (b)
  is the Annuity Unit value for the preceding Valuation Period; and

  (c)
  is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

        The AIR is equal to 4.75%.

        If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

        Refer to Appendix B for an explanation of the variable income payment calculation.

Exchange of Annuity Units.

        After the Annuity Commencement Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

Annuity Options.

        You may select an Annuity Option, or change your selection by Written Notice that Protective Life receives no later than 30 days before the Annuity Commencement Date. You may not change your selection of an Annuity Option less than 30 days before the Annuity Commencement Date. We will send you a notice in advance of your Annuity Commencement Date which asks you to select your Annuity Option. If you have not selected an Annuity Option within 30 days of the Annuity Commencement Date, we will apply your Annuity Value to Option Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

        You may select from among the following Annuity Options:

  Option A — Payments For a Certain Period:

        We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

  Option B — Life Income With Or Without A Certain Period:

        Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, payments will stop upon the death of the Annuitant(s), no matter how few or how many payments have been made.

  Additional Option:

        You may use the Annuity Value to purchase any annuity contract that we offer on the date you elect this option.

Minimum Amounts

        If your Annuity Value is less than $5,000 on the Annuity Commencement Date, we reserve the right to pay the Annuity Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

Death of Annuitant or Owner After Annuity Commencement Date

        In the event of the death of any Owner on or after the Annuity Commencement Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all benefits under the Annuity Option you selected have been paid, we will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

YIELDS AND TOTAL RETURNS

        From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance.

        Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

Yields

        The yield of the Oppenheimer Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

        The yield of a Sub-Account (except the Oppenheimer Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Total Returns

        The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

        Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

        The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract but excluding any deductions for premium taxes.

        When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

        Until a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

        Protective Life may from time to time disclose average annual total return in non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts. Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds. Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

Performance Comparisons

        Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

        Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

        Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Other Matters

        Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

        All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

        The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

        This discussion does not address state or local tax consequences associated with the purchase of the Contract. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

The Company's Tax Status

        Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL

Tax Deferral During Accumulation Period

        Under existing provisions of the Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

  (1)
  the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;

  (2)
  the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and

  (3)
  the Owner is an individual (or an individual is treated as the Owner for tax purposes).

Diversification Requirements.

        The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contract. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

Ownership Treatment.

        In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be currently includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

        The ownership rights under the Contract are similar to, but different in certain respects from, the ownership rights described in certain IRS rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus not currently taxable on the income and gains). For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner.

        As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

        In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

  (1)
  Contracts acquired by an estate of a decedent by reason of the death of the decedent;

  (2)
  certain Qualified Contracts;

  (3)
  Contracts purchased by employers upon the termination of certain Qualified Plans;

  (4)
  certain Contracts used in connection with structured settlement agreements; and

  (5)
  Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Delayed Annuity Commencement Dates.

        If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., past age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

        The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

Taxation of Partial and Full Surrenders

        In the case of a partial surrender, amounts you receive are generally includable in income to the extent your Contract Value before the surrender exceeds your "investment in the contract." All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. Amounts received under a partial automatic withdrawal plan are treated as partial surrenders. In the case of a full surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the contract at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not includable in income.

        Partial and full surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Partial and full surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.") In addition, in the case of partial and full surrenders from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers.")

        As described elsewhere in this prospectus, the Company assesses a fee with respect to the Return of Purchase Payments death benefit and the Maximum Anniversary Value death benefit. The Owner must elect to have the fee assessed as a fee based on the Net Amount at Risk ("ValuPay Fee Option") or a death benefit-based fee ("CoverPay Fee Option"). The Company also assesses a fee for determining whether it will allow an increased amount of SecurePay withdrawals for certain medical conditions. It is possible that these fees (or some portion thereof) could be treated for federal tax purposes as a partial surrender from the Contract.

Taxation of Annuity Payments

        Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the contract" (defined above) you allocate to the variable Annuity Option when payments begin, adjusted for any period certain or refund feature, divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

        Once the total amount of the investment in the contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

        There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. You should consult a tax advisor in those situations.

        Annuity income payments may be subject to federal income tax withholding requirements. (See "Federal Income Tax Income Withholding.") In addition, in the case of annuity income payments from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of such annuity payments is made. (See "Direct Rollovers.")

Tax Consequences of SecurePay Rider

        Withdrawals, pledges, or gifts.    In general, SecurePay Withdrawals are treated for tax purposes as partial surrenders. As described elsewhere, in the case of a partial surrender, an assignment or pledge of any portion of a Contract, or a transfer of the Contract without adequate consideration, the Owner will be required to include in income an amount determined by reference to the excess of his or her Contract Value over the "investment in the contract" at the time of the transaction. If you purchase the SecurePay rider without the SecurePay GMAB, the IRS may determine that the income in connection with such transactions should be determined by reference to the excess of the greater of the AWA or the Contract Value over the "investment in the contract." In addition, if you purchase the SecurePay rider with the SecurePay GMAB, the IRS may determine that the income in connection with such transactions should be determined by reference to the excess of the greatest of the Contract Value, the GMAB Guaranteed Amount and the AWA over the "investment in the contract."

        Annuity Payments.    If the oldest Owner's or Annuitant's 95th birthday occurs while the SecurePay rider is in effect, and we provide monthly payments equal to the greater of (1) the AWA divided by 12, and (2) payments under a life annuity with a 10 year certain period, we will treat such monthly payments as annuity income payments. Also, if the Contract Value is reduced to zero due to the deduction of fees and charges or a SecurePay Withdrawal, we will treat periodic payments made on or after the Annuity Commencement Date established under the SecurePay settlement as annuity income payments. As described above, annuity income payments are includable in gross income to the extent they exceed the exclusion amount. Once the total amount of the investment in the contract is excluded from income, annuity income payments will be fully taxable. It is possible that the total amount of the investment in the contract will be excluded from income as a result of partial surrenders taken prior to the Annuity Commencement Date established under the SecurePay settlement, in which case all payments made on or after that date will be fully includable in income.

Taxation of Death Benefit Proceeds

        Prior to the Annuity Commencement Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

  (1)
  if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above; or

  (2)
  if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

        After the Annuity Commencement Date, if a guaranteed period exists under an Annuity Option and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

  (1)
  if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

  (2)
  if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

        Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.") In addition, in the case of such proceeds from certain Qualified Contracts, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers.")

Assignments, Pledges, and Gratuitous Transfers

        Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be required to include in income the difference between his or her Contract Value and the investment in the contract at the time of transfer. In such case, the transferee's "investment in the contract" will increase to reflect the increase in the transferor's income.

Penalty Tax on Premature Distributions

        Where we have not issued the Contract in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract that is includable in income unless the payment is:

  (a)
  received on or after the Owner reaches age 59 1/2;

  (b)
  attributable to the Owner's becoming disabled (as defined in the tax law);

  (c)
  made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

  (d)
  made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated Beneficiary (as defined in the tax law); or

  (e)
  made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

        Certain other exceptions to the 10% penalty tax not described herein also may apply. (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

Aggregation of Contracts

        In certain circumstances, the IRS may determine the amount of an annuity income payment or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates)

during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders prior to the Annuity Commencement Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

Exchanges of Annuity Contracts

        We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the Contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a partial surrender, full surrender, annuity income payment, or death benefit). If you exchange part of an existing annuity contract for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See "Aggregation of Contracts.") You should consult your tax adviser in connection with an exchange of all or part of an annuity contract for the Contract.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

        In the case of Contracts issued after June 8, 1997 to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

        The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

        The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for full surrenders, partial automatic withdrawals, partial surrenders, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

        If you use this Contract in connection with a Qualified Plan, the Owner and Annuitant generally must be the same individual and generally may not be changed. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act ("ERISA"), the spouse or former spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or former spouse to change annuity options, to elect a partial automatic withdrawal option, or to make a partial or full surrender of the Contract.

        In the case of Qualified Contracts, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your Contract, the Annuity Value Bonus, the SecurePay benefits, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the minimum required distribution that must be taken from your Contract.

        There may be a 10% penalty tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment:

  (a)
  received on or after the date the Owner reaches age 59 1/2;

  (b)
  received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

  (c)
  made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

        These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. You must meet special conditions to be eligible for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor.

        When issued in connection with a Qualified Plan, we will amend a Contract as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

        Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

Individual Retirement Accounts and Annuities.

        Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions must commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

        However, you may not use the Contract in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, or a "Simple IRA" under Section 408(p) of the Code.

Roth IRAs.

        Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

        A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59 1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code. In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from (1) a non-Roth IRA, (2) a "designated Roth account" maintained under a Qualified Plan, and (3) after 2007, certain Qualified Plans of eligible individuals. Special rules apply to rollovers from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans.

        Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans.

Section 403(b) Annuity Contracts.

        Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. Purchasers of the Contracts for use as a "Section 403(b) annuity contract" should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with such Contracts.

        Section 403(b) annuity contracts contain restrictions on withdrawals of:

  (i)
  contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988;

  (ii)
  earnings on those contributions; and

  (iii)
  earnings after December 31, 1988, on amounts attributable to salary reduction contributions held as of December 31, 1988.

        These amounts can be paid only if the employee has reached age 59 1/2, had a severance from employment, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon can not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the Contract Value to the issuer of another Section 403(b) Policy or into a Section 403(b)(7) custodial account.)

        New income tax regulations impose a written plan requirement and an information sharing requirement on section 403(b) contracts (including section 403(b) annuity contracts and section 403(b)(7) custodial accounts). In particular, a rollover to a section 403(b) contract from an eligible retirement plan, a transfer to a section 403(b) plan from another section 403(b) plan, and the exchange of a section 403(b) contract for another section 403(b) contract under the same section 403(b) plan must be permitted under the section 403(b) plan pursuant to which the contract is maintained. In addition, the issuer of the section 403(b) contract and the employer maintaining the section 403(b) plan must agree to provide each other, from time to time, with information necessary for the section 403(b) contract, or any other contract to which contributions have been made by the employer, to satisfy section 403(b) and other tax requirements.

        These new requirements apply to a contract received in an exchange that occurs after September 24, 2007, although such a contract need not satisfy these requirements until January 1, 2009 (the general effective date of the new regulations). Hence, if a new rollover, transfer, or exchange into a section 403(b) contract is made before January 1, 2009, and the written plan and information sharing requirements are not satisfied by that date, the contract will fail to qualify as a section 403(b) contract as of January 1, 2009, absent eligibility for certain transitional relief. In that event, there may be adverse tax consequences to the contract owner, including current taxation of amounts that would otherwise be tax deferred.

        In light of the limitations in the new income tax regulations, the Company generally will not accept rollovers, transfers, or exchanges into a section 403(b) annuity contract after September 24, 2007. If you wish to make a rollover, transfer, or exchange from your section 403(b) annuity contract with the Company to another section 403(b) contract, you should consider that the recipient contract will fail to qualify as a section 403(b) contract as of January 1, 2009, if the requirements applicable to section 403(b) contracts, including the written plan and information sharing requirements, are not satisfied as of that date. Before making a rollover, transfer, or exchange to another section 403(b) contract, you should consult your tax advisor about the tax consequences to you in the event that the written plan and information sharing requirements are not satisfied as of January 1, 2009.

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

        Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

Direct Rollovers

        If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under Sections 401(a) or 403(a) of the Code, is a Section 403(b) annuity contract, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, qualified annuity plan under Section 403(a) of the Code, Section 403(b) annuity contract or custodial account, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

        Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING

        Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Commencement Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

GENERAL MATTERS

Error in Age or Gender

        When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

        If after we receive proof of age and gender (where applicable), we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

Incontestability

        We will not contest the Contract.

Non-Participation

        The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

Assignment or Transfer of a Contract

        You have the right to assign or transfer a Contract if it is permitted by law. Generally, you do not have the right to assign or transfer a Qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee's or transferee's interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. (See "Taxation of Annuities in General, Assignments, Pledges and Gratuitous Transfers" in the prospectus.)

Notice

        All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, signed by the Owner(s), and received at our administrative office. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

Modification

        No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

Reports

        At least annually prior to the Annuity Commencement Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

Settlement

        Benefits due under this Contract are payable from our administrative office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

Receipt of Payment

        If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

        To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

Minimum Values

        The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

Application of Law

        The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Code and with applicable regulations.

No Default

        The Contract will not be in default if subsequent Purchase Payments are not made.

DISTRIBUTION OF THE CONTRACTS

        We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

        IDI does not sell Contracts directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with other broker-dealers, including ProEquities, Inc., an affiliate of Protective Life and IDI, (collectively, "Selling Broker-Dealers") for the sale of the Contracts. Registered representatives of the Selling Broker-Dealers sell the Contracts directly to purchasers. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

        We pay commissions and additional asset-based compensation to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Contracts. However, we may pay some or all of IDI's operating and other expenses.

        We paid the following aggregate dollar amounts to IDI in commissions and additional asset-based compensation relating to sales of our variable annuity contracts, including the Contracts. IDI did not retain any of these amounts.

Fiscal Year Ended	Amount Paid to IDI
December 31, 2005	$27,275
December 31, 2006	$23,814
December 31, 2007	$22,900

        We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

Selling Broker-Dealers

        We pay commissions and may provide some form of non-cash compensation to all Selling Broker-Dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to Selling Broker-Dealers may be passed on to their registered representatives in accordance with their internal compensation programs. We may use any of our corporate assets to pay commissions and other costs of distributing the Contracts, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contracts. Commissions and other incentives or payments described below are not charged directly to Contract owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contracts or from our general account.

        Compensation Paid to All Selling Broker-Dealers.    We pay commissions as a percentage of initial and subsequent Purchase Payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or a combination of both. While the amount and timing of commissions may vary depending on the distribution agreement, we do not expect them to exceed 8% of any Purchase Payment (if compensation is paid as a percentage of Purchase Payments) and/or 1.0% annually of average Contract Value (if compensation is paid as a percentage of Contract Value). In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Contracts, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events.

        The registered representative who sells you the Contract typically receives a portion of the compensation we pay to his or her Selling Broker-Dealer, depending on the agreement between the Selling Broker-Dealer and your registered representative and the Selling Broker-Dealer's internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Contract please ask your registered representative.

        Additional Compensation Paid to Selected Selling Broker-Dealers.    In addition to ordinary commissions and non-cash compensation, we may pay additional asset-based compensation to selected Selling Broker-Dealers. These payments are made through IDI. These payments may be (1) additional amounts as a percentage of purchase payments and/or premiums we receive on our variable insurance products (including the Contracts), and (2) additional "trail" commissions, which are periodic payments as a percentage of the contract and policy values or variable account values of our variable insurance products (including Contract Values and Variable Account values of the Contracts). Some or all of these additional asset-based compensation payments may be conditioned upon the Selling Broker-Dealer producing a specified amount of new purchase payments and/or premiums (including Purchase Payments for the Contracts) and/or maintaining a specified amount of contract and policy value (including Contract Values of the Contracts) with us.

        The Selling Broker-Dealers to whom we pay additional asset-based compensation may provide preferential treatment with respect to our products (including the Contracts) in their marketing programs. Preferential treatment of our products by a Selling Broker-Dealer may include any or all of the following: (1) enhanced marketing of our products over non-preferred products; (2) increased access to the Selling Broker-Dealer's registered representatives; and (3) payment of higher compensation to registered representatives for selling our products (including the Contracts) than for selling non-preferred products.

        In 2007, we paid additional asset-based compensation to the Selling Broker-Dealers Edward Jones, A.G. Edwards, UBS and Raymond James in connection with the sale of our variable insurance products (including the Contracts). Some of these payments were substantial.

        These additional asset-based compensation arrangements are not offered to all Selling Broker-Dealers. These arrangements are designed to specially encourage the sale of our products (and/or our affiliates' products) by such Selling Broker-Dealers. The prospect of receiving, or the receipt of, additional asset-based compensation may provide Selling Broker-Dealers and/or their registered representatives with an incentive to favor sales of our variable insurance products, (including the Contracts) over other variable insurance products (or other investments) with respect to which a Selling Broker-Dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Contracts. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Contract, please ask your registered representative.

        We may also pay to selected Selling Broker-Dealers, including those listed above as well as others, additional compensation in the form of (1) payments for participation in meetings and conferences that include presentations about our products (including the Contracts), and (2) payments to help defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' registered representatives.

        Arrangements with Affiliated Selling Broker-Dealer.    In addition to the ordinary commissions and non-cash compensation that we pay to all Selling Broker-Dealers, including ProEquities, Inc., we or our parent company, Protective Life Corporation, pay some of the operating and other expenses of ProEquities, Inc., such as paid-in-capital and certain overhead expenses. Additionally, employees of ProEquities, Inc. may be eligible to participate in various employee benefit plans offered by Protective Life Corporation.

Inquiries

        You may make inquiries regarding a Contract by writing to Protective Life at its administrative office.

LEGAL PROCEEDINGS

        Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on IDI's, Protective Life's or the Variable Account's financial position.

VOTING RIGHTS

        In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

        The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

        The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

        It is important that each Owner provide voting instructions to Protective Life because shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. As a result, a small number of Owners may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

        Protective Life will send or make available to each person having a voting interest in a Sub-Account proxy materials, reports, and other material relating to the appropriate Fund.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of the Variable Annuity Account A of Protective Life as of December 31, 2006 and the related statement of operations for the year then ended and the statement of changes in net assets for the years ended December 31, 2006 and 2005 as well as the Report of Independent Registered Public Accounting Firm are contained in the Statement of Additional Information. The unaudited statement of assets and liabilities of the Variable Annuity Account A of Protective Life as of September 30, 2007, and the related unaudited statement of operations and unaudited statement of changes in net assets for the nine-month period ended September 30, 2007, are contained in the Statement of Additional Information.

        The statutory financial statements of Protective Life and Annuity Insurance Company as of December 31, 2006 and 2005, and the related statutory statements of operations, changes in capital and surplus and cash flows for each of the three years then ended as well as the Report of Independent Auditors are contained in the Statement of Additional Information. The unaudited consolidated balance sheet of Protective Life and Annuity Insurance Company as of September 30, 2007 and the related unaudited consolidated statements of income, share-owner's equity, and cash flows for the nine-month period ended September 30, 2007 are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	3
STATE REGULATION	3
RECORDS AND REPORTS	3
LEGAL MATTERS	3
EXPERTS	3
OTHER INFORMATION	3
FINANCIAL STATEMENTS	4

APPENDIX A

EXAMPLE OF DEATH BENEFIT CALCULATIONS

        Assume an Owner is 55 on the Effective Date, 1/1/yy. Assume the following transactions occur prior to the Owner's death and that the Contract Value before the partial surrender on 4/1/(yy+2) is $125,000.

Date	Transaction	Amount
1/1/yy	Purchase Payment	$100,000
4/1/(yy+2)	Partial Surrender	$25,000
10/1(yy+4)	Purchase Payment	$80,000

        The Contract Values on each Contract Anniversary are shown below. These Contract Values are hypothetical and are solely for the purpose of illustrating death benefit calculations. The Contract Values presented are net of all expenses and charges including Fund expenses and Periodic Charges. This illustration does not reflect historical investment results, nor does it predict or guarantee future investment results. Actual results may be higher or lower.

Anniversary Date	Contract Value
1/1(yy+1)	$120,000
1/1(yy+2)	$130,000
1/1(yy+3)	$105,000
1/1(yy+4)	$110,000
1/1(yy+5)	$180,000

        Finally, assume the Owner dies on 7/1(yy+5) when the Contract Value is $185,000. Also assume that proof of death was provided immediately, and no premium tax is applicable.

Return of Purchase Payments Death Benefit

        The Return of Purchase Payments Death Benefit is equal to the greater of:

  (1)
  Contract Value of $185,000 or,

  (2)
  aggregate Purchase Payments less an adjustment for each surrender*, or $180,000 less $20,000 equals $160,000.

        The death benefit payable is then $185,000.

*
The adjustment for each partial surrender is the amount that reduces the death benefit at the time of the surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the death benefit at the time of the partial surrender, the adjustment will be larger than the amount surrendered. In this example, the $25,000 partial surrender reduces the $125,000 Contract Value on the date of the surrender by 20%. The amount that would reduce the death benefit in the same proportion on the date of the partial surrender is 20% of $100,000 or $20,000.

A-1

Maximum Anniversary Value Death Benefit

        The Maximum Anniversary Value Death Benefit is equal to the greater of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each partial surrender (see "Return of Purchase Payments Death Benefit," above), or (3) the greatest maximum anniversary value attained. A maximum anniversary value equals the Contract Value on the Contract Anniversary plus all subsequent Purchase Payments minus an adjustment for each subsequent amount surrendered**, as shown below.

Anniversary Date	Anniversary Value
1/1/(yy+1)	$120,000 minus $26,000 plus $80,000 equals $174,000
1/1/(yy+2)	$130,000 minus $26,000 plus $80,000 equals $184,000
1/1/(yy+3)	$105,000 plus $80,000 equals $185,000
1/1/(yy+4)	$110,000 plus $80,000 equals $190,000
1/1/(yy+5)	$180,000
**
The adjustment for each surrender is the amount that reduces the death benefit at the time of the surrender in the same proportion that the amount surrendered reduces the Contract Value. If the Contract Value is lower than the Maximum Anniversary Value Death Benefit at the time of the surrender, the adjustment will be larger than the amount surrendered. In this example, the $25,000 partial surrender reduces the $125,000 Contract Value on the date of the surrender by 20%. The amount that would reduce the Maximum Anniversary Value Death Benefit in the same proportion on the date of the surrender is 20% of $130,000 or $26,000.

        The Maximum Anniversary Value Death Benefit is equal to the greater of:

  (1)
  Contract Value of $185,000,

  (2)
  aggregate Purchase Payments less an adjustment for each surrender (see "Return of Purchase Payments Death Benefit," above), or $180,000 less $20,000 equals $160,000.

  (3)
  the greatest maximum anniversary value attained, or $190,000.

        The death benefit payable is then $190,000.

A-2

APPENDIX B

EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

        Assuming an Annuity Value of $100,000 on the Annuity Commencement Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Commencement Date is calculated using an interest assumption of 4.75%, as shown below.

        There are 5 annual payments scheduled. Assuming an interest rate of 4.75%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Commencement Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 4.75%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Commencement Date		$100,000.00	$0.00	$100,000.00
End of 1st year	$4,750.00	$104,750.00	$22,938.09	$81,811.91
End of 2nd year	$3,886.07	$85,697.98	$22,938.09	$62,759.89
End of 3rd year	$2,981.09	$65,740.98	$22,938.09	$42,802.89
End of 4th year	$2,033.14	$44,836.03	$22,938.09	$21,897.94
End of 5th year	$1,040.15	$22,938.09	$22,938.09	$0.00

        Assuming an interest rate of 4.75%, a payment of $22,398.09 is determined, but not paid, on the Annuity Commencement Date.

        The actual variable income payment made at the end of the 1st year will equal $22,398.09 only if the net investment return during the 1st year equals 4.75%. If the net investment return exceeds 4.75%, then the 1st payment will exceed $22,398.09. If the net investment return is less than 4.75%, then the 1st payment will be less than $22,398.09.

        Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 4.75%. If the net investment return exceeds 4.75%, then the payment will exceed the prior payment. If the net investment return is less than 4.75%, then the payment will be less than the prior payment.

EXPLANATION OF THE COMMUTED VALUE CALCULATION

        A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," above.

B-1

APPENDIX C

CONDENSED FINANCIAL INFORMATION

Sub-Accounts

        As of December 31, 2007, there were no Sub-Accounts available in the Protective Access® XL NY Variable Annuity Contract

Accumulation Units

        As of December 31, 2007, there were no Accumulation Units available in the Protective Access® XL NY Variable Annuity Contract

C-1

APPENDIX D

Example of SecurePay Rider
(without the SecurePay Roll-up Benefit and the SecurePay GMAB)

        The purpose of the following example is to demonstrate the operation of the SecurePay Rider ("SecurePay Rider"). The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Separate Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges.

        Hypothetical Example 1. ASSUMPTIONS:

  •
  Joe, 55 years old on the Effective Date

  •
  Purchased the SecurePay Rider at time of Contract Purchase

  •
  Elected Single Life Coverage

  •
  Began making SecurePay Withdrawals 11 years after the Rider Effective Date

  •
  Because the Benefit Election Date was 11 years after the Rider Effective Date and Joe was 66 on that date, he received the 6% Maximum Withdrawal Percentage

Contract Year	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	Benefit Base	Annual Withdrawal Amount	Annual Withdrawal Amount Balance
At issue	100,000	N/A	100,000	100,000(A)	0	0
1	50,000(B)	0	158,955	158,955(C)	0	0
2	0	0	165,987	165,987(D)	0	0
3	25,000(E)	0	215,760	190,760(F)	0	0
4	0	0	211,719	190,760(G)	0	0
5	0	0	248,856	223,856(H)	0	0
6	15,000(I)	0	251,276	223,856(J)	0	0
7	0	0	291,400	251,400(K)	0	0
8	0	10,000(L)	286,952	246,952(M)	0	0
9	0	0	309,046	269,046(N)	0	0
10	0	0	332,184	292,184(O)	0	0
11	0	17,531(P)	307,062	292,184	17,531	0
12	0	17,531(P)	320,745	292,184	17,531	0
13	0	17,531(P)	322,393	292,184	17,531	0
14	0	5,000(Q)	345,506	305,506(Q)	17,531	12,531(Q)
15	0	18,330(R)	339,725	305,506	18,330	0
16	0	18,330(R)	331,210	305,506	18,330	0
17	0	18,330(R)	315,437	305,506	18,330	0

    (A)
    The initial Benefit Base is equal to the initial Purchase Payment of $100,000.

    (B)
    The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the Rider is issued (the Rider Effective Date) will not be included in the calculation of the Benefit Base.

    (C)
    The Benefit Base of $150,000 is compared to the Anniversary Value of $158,955. The Benefit Base steps up to $158,955.

    (D)
    The Benefit Base steps up to the Anniversary Value of $165,987.

    (E)
    The $25,000 Purchase Payment does not get added to the current Benefit Base, because it is made more than 2 years after the Rider Effective Date.

    (F)
    The Anniversary Value equals $190,760 ($215,760-$25,000). The Benefit Base steps up to $190,760, since that is greater than the current Benefit Base of $165,987.

    (G)
    The Benefit Base remains at $190,760 since the Anniversary Value is less ($211,719-$25,000 = 186,716).

    (H)
    The Benefit Base steps up to the Anniversary Value of $223,856 ($248,856-$25,000).

    (I)
    The $15,000 Purchase Payment does not get added to the current Benefit Base, because it is made more than 2 years after the Rider Effective Date.

    (J)
    The Benefit Base remains at $223,856 since the Anniversary Value is less ($251,276-$40,000 = $211,276).

    (K)
    The Benefit Base steps up to the Anniversary Value of $251,400 ($291,400-$40,000).

    (L)
    The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [amount of withdrawal] /$296,952 [Contract Value before withdrawal] = 0.034). The new Benefit Base is $242,934 ($251,400-($251,400 * ($10,000/$296,952))).

    (M)
    The Benefit Base steps up to the Anniversary Value of $246,952 ($286,952-$40,000).

    (N)
    The Benefit Base steps up to the Anniversary Value of $269,046 ($309,046-$40,000).

    (O)
    The Benefit Base steps up to the Anniversary Value of $292,184 ($332,184-$40,000).

    (P)
    For the next three years, Joe takes the full Annual Withdrawal Amount of $17,531 (.06 × $292,184).

    (Q)
    In year 14, Joe only takes $5,000 of the available $17,531. Please note that the $12,531 is not carried over to the next year. The Benefit Base steps up to the Anniversary Value of $305,506 ($345,506-$40,000).

    (R)
    For the last three years, Joe takes the full Annual Withdrawal Amount of $18,330 (.06 × $305,506).

        Hypothetical Example 2. ASSUMPTIONS:

  •
  Joe, 55 years old on the Effective Date

  •
  Purchased the Contract without taking the SecurePay Rider, but decided at the end of year six to purchase the SecurePay Rider under the RightTimeSM option

  •
  Elected Single Life Coverage

  •
  Began making SecurePay Withdrawals 5 years after the Rider Effective Date

  •
  Because the Benefit Election Date was less than 11 years after the Rider Effective Date and Joe was 66 on that date, he received the 5% Maximum Withdrawal Percentage

Contract Year	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	Benefit Base	Annual Withdrawal Amount	Annual Withdrawal Amount Balance
At issue	100,000	N/A	100,000	n/a	n/a	n/a
1	50,000	0	158,955	n/a	n/a	n/a
2	0	0	165,987	n/a	n/a	n/a
3	25,000	0	215,760	n/a	n/a	n/a
4	0	0	211,719	n/a	n/a	n/a
5	0	0	248,856	n/a	n/a	n/a
6	15,000	0	251,276	251,276(A)	0	0
7	0	0	291,400	291,400(B)	0	0
8	0	10,000(C)	286,952	286,952(D)	0	0
9	0	0	309,046	309,046(E)	0	0
10	0	0	332,184	332,184(F)	0	0
11	0	16,609(G)	307,984	332,184	16,609	0
12	0	16,609(G)	322,683	332,184	16,609	0
13	0	16,609(G)	325,369	332,184	16,609	0
14	0	16,609(G)	337,132	337,132(H)	16,856	0
15	0	50,000(I)	299,277	303,524	15,176	0
16	0	15,176(J)	292,850	303,524	15,176	0
17	0	15,176(J)	279,935	303,524	15,176	0

    (A)
    The initial Benefit Base is equal to the Contract Value on the rider effective date (year 6) of $251,276.

    (B)
    The Benefit Base steps up to the Anniversary Value of $291,400.

    (C)
    The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000/$296,952 = 0.034). The new Benefit Base is $281,587 (291,400-($291,400 * ($10,000/$296,952))).

    (D)
    The Benefit Base steps up to the Anniversary Value of $286,952.

    (E)
    The Benefit Base steps up to the Anniversary Value of $309,046.

    (F)
    The Benefit Base steps up to the Anniversary Value of $332,184.

    (G)
    In year 11, Joe begins to take the SecurePay Withdrawals. For the next four years, Joe takes the full Guaranteed Annual Withdrawal Amount of $16,609 (.05 × $332,184).

    (H)
    The Benefit Base steps up to the Anniversary Value of $337,132.

    (I)
    In year 15, Joe takes an Excess Withdrawal of $50,000, which exceeds his Annual Withdrawal Amount by $33,144. At the time of the Withdrawal, the Benefit Base resets to $303,524; ($337,132 [current Benefit Base] × ($33,144 [excess portion of withdrawal] / ($349,377 [Contract Value before withdrawal]-$16,856 [SecurePay portion of withdrawal]))

    (J)
    For the last two years, Joe takes the full Guaranteed Annual Withdrawal Amount of $15,176 (0.05 × 303,524).

 APPENDIX E

Example of SecurePay Rider with the SecurePay Roll-up Benefit and the SecurePay GMAB

        The purpose of the following example is to demonstrate the operation of the SecurePay Rider with the SecurePay Roll-up Benefit and the SecurePay GMAB ("SecurePay Rider"). The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Separate Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges.

        Hypothetical Example 1. ASSUMPTIONS:

  •
  Joe, 55 years old on the Effective Date

  •
  Purchased the SecurePay Rider with the SecurePay Roll-up Benefit and the SecurePay GMAB at time of Contract Purchase

  •
  Elected Single Life Coverage

  •
  Began making SecurePay Withdrawals 11 years after the Rider Effective Date

  •
  Because Joe was 66 on the Benefit Election Date, he received the 5% Maximum Withdrawal Percentage

Contract Year	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	SecurePay Roll-Up Value	Benefit Base	Annual Withdrawal Amount	Ann Withdrawal Amount Balance	GMAB Guaranteed Amount
At issue	100,000	N/A	100,000	100,000(A)	100,000(A)	—	—	100,000(A)
1	50,000(B)	—	153,975	157,200(C)	157,200(D)	—	—	100,000
2	—	—	161,676	168,518(E)	168,518(F)	—	—	100,000
3	25,000(G)	—	209,964	180,651(H)	184,964(I)	—	—	100,000
4	—	—	208,164	198,281	198,281(J)	—	—	100,000
5	—	—	246,037	212,557	221,037(K)	—	—	100,000
6	15,000	—	249,536	236,951	236,951(L)	—	—	100,000
7	—	—	290,987	248,798	250,987(M)	—	—	100,000
8	—	10,000	288,172(N)	260,026(O)	260,026(P)	—	—	99,646(Q)
9	—	—	312,085	278,748	278,748(R)	—	—	99,646
10	—	—	337,317	298,818	298,818(S)	—	—	99,646(T)
11	—	14,941(U)	313,603	N/A(V)	298,818	14,941	—	N/A
12	—	14,941(U)	329,576	N/A	298,818	14,941	—	N/A
13	—	14,941(U)	333,375	N/A	298,818	14,941	—	N/A
14	—	5,000(W)	359,462	N/A	319,462(W)	14,941	9,941(W)	N/A
15	—	15,973(X)	355,423	N/A	319,462	15,973	—	N/A
16	—	15,973(X)	348,558	N/A	319,462	15,973	—	N/A
17	—	15,973(X)	334,053	N/A	319,462	15,973	—	N/A

(A)
The initial Benefit Base and initial GMAB Guaranteed Amount are each equal to the initial Purchase Payment of $100,000

(B)
The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Effective Date) will not be included in the calculation of the Benefit Base.

(C)
The SecurePay Roll-up Value is equal to the most recently calculated Benefit Base ($150,000) plus 7.2% of the Benefit Base on the previous Contract Anniversary (7.2% of $100,000).

(D)
The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value, and the SecurePay Roll-up Value (max of $150,000, $153,975, and $157,200, respectively).

(E)
The SecurePay Roll-up Value is equal to the most recently calculated Benefit Base ($157,200) plus 7.2% of the Benefit Base on the previous Contract Anniversary (7.2% of $157,200).

(F)
The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value, and the SecurePay Roll-up Value (max of $155,000, $161,676, and $168,518, respectively).

(G)
The $25,000 Purchase Payment is not added to the current Benefit Base because it is made more than 2 years after the Rider Effective Date.

(H)
The SecurePay Roll-up Value is equal to the most recently calculated Benefit Base ($168,518) plus 7.2% of the Benefit Base on the previous Contract Anniversary (7.2% of $168,518).

(I)
The SecurePay Roll-up Value ($180,651) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Effective Date ($209,964-$25,000). Note that the Roll-Up Period is reset since the Benefit Base is set equal to the SecurePay Anniversary Value.

(J)
The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the SecurePay Anniversary Value of $183,164 ($208,164-$25,000).

(K)
The SecurePay Roll-Up Value ($212,557) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Effective Date ($246,037-$25,000). Note that the Roll-Up Period is reset since the Benefit Base is set equal to the SecurePay Anniversary Value.

(L)
The recalculated Benefit Base is equal to the SecurePay Roll-up Value since it is higher than the SecurePay Anniversary Value of $209,536 ($249,536-$40,000).

(M)
The SecurePay Roll-Up Value ($248,798) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Effective Date ($290,987-$40,000). Note that the Roll-Up period is reset since the Benefit Base is set equal to the SecurePay Anniversary Value.

(N)
The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [amount of withdrawal]/$298,172 [Contract Value before withdrawal] = 0.034. The new Benefit Base is $242,569 ($250,987-($250,987 * ($10,000/$298,172))).

(O)
The Roll-Up Guaranteed increase is also reduced in the same proportion of the Benefit Base (.072 * $250,987 * (1-.034)) to $17,457. The Roll-Up Value is then calculated by adding the adjusted Roll-Up Guaranteed amount to the adjusted Benefit Base ($242,569 + $17,457).

(P)
The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value ($288,172-$40,000) and the SecurePay Roll-Up Value ($260,026).

(Q)
The GMAB Guaranteed Amount is reduced proportionally due to the $10,000 withdrawal. The amount is reduced by 3.4% ($10,000 [amount of withdrawal]/$298,172 [Contract Value before withdrawal] = 0.034. The new GMAB Guaranteed Amount is $99,646 ($100,000-($100,000 * ($10,000/$298,172))).

(R)
The recalculated Benefit Base is equal to the SecurePay Roll-up Value since it is higher than the SecurePay Anniversary Value of $272,085 ($312,085-$40,000).

(S)
The recalculated Benefit Base is equal to the SecurePay Roll-up Value since it is higher than the SecurePay Anniversary Value of $297,317 ($337,317-$40,000).

(T)
Since the GMAB Guaranteed Amount was not stepped-up at the end of year 5, the GMAB benefit is no longer available after year 10.

(U)
For the next three years, Joe takes the full Annual Withdrawal Amount of $14,941 (.05 * $298,818)

(V)
Since the withdrawals under the rider begin, the Roll-Up Period stops.

(W)
In year 14, Joe only takes $5,000 of the available $14,941. Please note that the $9,941 is not carried over to the next year. The Benefit Base steps up to the Anniversary Value of $319,462 ($359,462-$40,000)

(X)
For the last three years, Joe takes the full Annual Withdrawal Amount of $15,973 (.05 * $319,462)

        Hypothetical Example 2. ASSUMPTIONS:

  •
  Joe, 55 years old on the Effective Date

  •
  Purchased the Contract without taking the SecurePay Rider, but decided at the end of year six to purchase the SecurePay Rider with the SecurePay Roll-up Benefit and the SecurePay GMAB under the RightTimeSM option

  •
  Elected Single Life Coverage

  •
  Began making SecurePay Withdrawals 5 years after the Rider Effective Date

  •
  Because Joe was 66 on the Benefit Election Date, he received the 5% Maximum Withdrawal Percentage

Contract Year	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	SecurePay Roll-Up Value	Benefit Base	Annual Withdrawal Amount	Annual Withdrawal Amount Balance	GMAB Guaranteed Amount
At issue	100,000	N/A	100,000	N/A	N/A	—	—	N/A
1	50,000	—	153,975	N/A	N/A	—	—	N/A
2	—	—	161,676	N/A	N/A	—	—	N/A
3	25,000	—	209,964	N/A	N/A	—	—	N/A
4	—	—	208,164	N/A	N/A	—	—	N/A
5	—	—	246,037	N/A	N/A	—	—	N/A
6	15,000	—	249,536(A)	249,436(A)	249,436(A)	—	—	249,436(A)
7	—	—	290,987	267,395	290,987(B)	—	—	249,436
8	—	10,000	288,172(C)	301,466(D)	301,466(E)	—	—	241,070(F)
9	—	—	312,085	323,172	323,172(F)	—	—	241,070
10	—	—	337,317	346,440	346,440(G)	—	—	241,070
11	—	17,322(H)	310,348	N/A(I)	346,440	17,322	—	N/A(H)
12	—	17,322(H)	326,321	N/A	346,440	17,322	—	N/A
13	—	17,322(H)	330,120	N/A	346,440	17,322	—	N/A
14	—	50,000(J)	311,462	N/A	313,828(J)	17,322	—	N/A
15	—	15,691(K)	310,570	N/A	313,828	15,691	—	N/A
16	—	15,691(K)	311,294	N/A	313,828	15,691	—	N/A
17	—	15,691(K)	310,378	N/A	313,828	15,691	—	N/A

(A)
The initial Benefit Base and initial GMAB Guaranteed Amount are each equal to the Contract Value on the Rider Effective Date (year 6) of $249,536

(B)
The SecurePay Roll-up Value ($267,395) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Effective Date ($290,987-$0). Note that the Roll-Up Period is reset since the Benefit Base is set equal to the SecurePay Anniversary Value.

(C)
The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [amount of withdrawal]/$298,172 [Contract Value before withdrawal] = 0.034. The new Benefit Base is $281,228 ($290,987-($290,987 * ($10,000/$298,172))).

(D)
The Roll-Up Guaranteed increase is also reduced in the same proportion of the Benefit Base (.072 * $290,987 * (1-.034)) to $20,238. The Roll-Up Value is then calculated by adding the adjusted Roll-Up Guaranteed amount to the adjusted Benefit Base ($281,228 + $20,238).

(E)
The recalculated Benefit Base is equal to the SecurePay Roll-up Value since it is higher than the SecurePay Anniversary Value of $248,172 ($288,172-$0).

(F)
The recalculated Benefit Base is equal to the SecurePay Roll-up Value since it is higher than the SecurePay Anniversary Value of $312,085 ($312,085-$0).

(G)
The recalculated Benefit Base is equal to the SecurePay Roll-up Value since it is higher than the SecurePay Anniversary Value of $337,317 ($337,317-$0).

(H)
For the next three years, Joe takes the full Annual Withdrawal Amount of $17,322 (.05 * $346,440)

(I)
Since the withdrawals under the rider begin, the Roll-up Period stops.

(J)
In year 14, Joe takes an Excess Withdrawal of $50,000, which exceeds his Annual Withdrawal Amount by $32,678. At the time of the withdrawal, the Benefit Base resets to $313,828: $346,440 [current Benefit Base]-($346,440 [current Benefit Base] * ($32,678 [excess portion of withdrawal]/($364,462 [Contract Value before withdrawal]-$17,322 [SecurePay portion of withdrawal]))

(K)
For the last three years, Joe takes the full Annual Withdrawal Amount of $15,691 (.05 * $313,828)

        Please tear off, complete and return this form to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to Protective Life's Life and Annuity Division, customer service center at the address shown on the cover.

        Please send me a free copy of the Statement of Additional Information for the ProtectiveAccess®XL NY Variable Annuity.

Name:
Address
City, State, Zip
Daytime Telephone Number

PART B

INFORMATION REQUIRED TO BE IN
THE STATEMENT OF ADDITIONAL INFORMATION

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330

STATEMENT OF ADDITIONAL INFORMATION
VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE
PROTECTIVEACCESS®XL NY VARIABLE ANNUITY
A FLEXIBLE PREMIUM
DEFERRED VARIABLE ANNUITY CONTRACT

        This Statement of Additional Information contains information in addition to the information described in the Prospectus for the ProtectiveAccess®XL NY Variable Annuity, a group and individual flexible premium deferred variable annuity contract (the "Contract") offered by Protective Life and Annuity Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS MAY 1, 2008.

STATEMENT OF ADDITIONAL INFORMATION

Page
SAFEKEEPING OF ACCOUNT ASSETS	3
STATE REGULATION	3
RECORDS AND REPORTS	3
LEGAL MATTERS	3
EXPERTS	3
OTHER INFORMATION	3
FINANCIAL STATEMENTS	4

SAFEKEEPING OF ACCOUNT ASSETS

        Title to the assets of the Variable Account is held by Protective Life. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

        Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

        The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $20 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

        Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Tennessee which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the Contract form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

        Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

LEGAL MATTERS

        Sutherland, Asbill & Brennan LLP of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

EXPERTS

        The audited statement of assets and liabilities of the Variable Annuity Account A of Protective Life as of December 31, 2006 and the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years in the period ended December 31, 2006 and included in this SAI, have been so included herein in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

        The consolidated balance sheets of Protective Life as of December 31, 2006, and 2005 and the consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2006 and the related financial statement schedules included in this SAI, have been so included herein in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

OTHER INFORMATION

        A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the

3

information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N. E., Washington, D.C. 20549.

FINANCIAL STATEMENTS

        The audited statement of assets and liabilities of the Variable Annuity Account A of Protective Life as of December 31, 2006 and the related statement of operations for the year then ended and the statement of changes in net assets for the years ended December 31, 2006 and 2005 as well as the Report of Independent Registered Public Accounting Firm are contained herein. The statement of assets and liabilities of the Variable Annuity Account A of Protective Life as of September 30, 2007, and the related statement of operations and statement of changes in net assets for the nine-month period ended September 30, 2007, appearing herein, are unaudited.

        The statutory financial statements of Protective Life and Annuity Insurance Company as of December 31, 2006 and 2005, and the related statutory statements of operations, changes in capital and surplus and cash flows for each of the three years then ended as well as the Report of Independent Auditors are contained herein. The consolidated balance sheet of Protective Life and Annuity Insurance Company as of September 30, 2007 and the related consolidated statements of income, share-owner's equity, and cash flows for the nine-month period ended September 30, 2007, appearing herein, are unaudited. Protective Life's financial statements should be considered only as bearing on its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in Variable Annuity Account A of Protective Life.

        Financial Statements follow this page.

4

FINANCIAL STATEMENTS

5

        All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs Structured US Equity	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Capital Growth
Assets
Investment in sub-accounts at market value	$100	$197	$260	$149	$198
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	100	197	260	149	198

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Net Assets	$100	$197	$260	$149	$198

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth IC	MFS Research IC	MFS Investors Trust IC
Assets
Investment in sub-accounts at market value	$0	$0	$141	$106	$111
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	0	0	141	106	111

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Net Assets	$0	$0	$141	$106	$111

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	MFS Total Return IC	MFS New Discovery IC	MFS Utility IC	MFS Investors Growth Stock IC	Oppenheimer Money Fund/VA
Assets
Investment in sub-accounts at market value	$182	$41	$246	$11	$209
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	182	41	246	11	209

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Net Assets	$182	$41	$246	$11	$209

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Oppenheimer Mid Cap/VA	Oppenheimer Capital Appr/VA	Oppenheimer Main Street/VA	Oppenheimer Strategic Bond/VA	Oppenheimer Global Securities/VA
Assets
Investment in sub-accounts at market value	$148	$217	$261	$276	$350
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	148	217	261	276	350

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Net Assets	$148	$217	$261	$276	$350

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Oppenheimer High Income/VA	Van Eck Worldwide Hard Assets Fund	Van Kampen Strategic Growth	Van Kampen Enterprise	Van Kampen Comstock
Assets
Investment in sub-accounts at market value	$9	$42	$212	$264	$1,000
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	9	42	212	264	1000

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Net Assets	$9	$42	$212	$264	$1,000

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Van Kampen Growth & Income	Van Kampen Aggressive Growth II	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value
Assets
Investment in sub-accounts at market value	$941	$20	$605	$285	$353
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	941	20	605	285	353

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Net Assets	$941	$20	$605	$285	$353

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

TOTAL
Assets
Investment in sub-accounts at market value	$6,934
Receivable from Protective Life & Annuity Insurance Company	0

Total Assets	6,934

Liabilities
Payable to Protective Life & Annuity Company	0

Net Assets	$6,934

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs Structured US Equity	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Capital Growth
Investment Income
Dividends	$0	$0	$0	$0	$0
Expense
Mortality and expense risk and administrative charges	1	2	3	2	2

Net investment income (loss)	(1)	(2)	(3)	(2)	(2)

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	3	0	(6)	1	(3)
Capital gain distribution	0	0	0	0	0

Net realized gain (loss) on investments	3	0	(6)	1	(3)
Net unrealized appreciation on investments during the period	1	17	16	(18)	27

Net realized and unrealized gain (loss) on investments	4	17	10	(17)	24

Net Increase (Decrease) in Net Assets Resulting from Operations	$3	$15	$7	$(19)	$22

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth IC	MFS Research IC	MFS Investors Trust IC
Investment Income
Dividends	$0	$0	$0	$1	$1
Expense
Mortality and expense risk and administrative charges	0	0	2	1	1

Net investment income (loss)	0	0	(2)	0	0

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	5	0	(6)	(1)	0
Capital gain distribution	0	0	0	0	1

Net realized gain (loss) on investments	5	0	(6)	(1)	1
Net unrealized appreciation on investments during the period	(4)	0	32	17	10

Net realized and unrealized gain (loss) on investments	1	0	26	16	11

Net Increase (Decrease) in Net Assets Resulting from Operations	$1	$0	$24	$16	$11

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	MFS Total Return IC	MFS New Discovery IC	MFS Utility IC	MFS Investors Growth Stock IC	Oppenheimer Money Fund/VA
Investment Income
Dividends	$5	$0	$2	$0	$7

Expense
Mortality and expense risk and administrative charges	2	1	2	0	2

Net investment income (loss)	3	(1)	0	0	5

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	2	4	2	0	0
Capital gain distribution	5	4	15	0	0

Net realized gain (loss) on investments	7	8	17	0	0
Net unrealized appreciation on investments during the period	(1)	(3)	24	1	0

Net realized and unrealized gain (loss) on investments	6	5	41	1	0

Net Increase (Decrease) in Net Assets Resulting from Operations	$9	$4	$41	$1	$5

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Oppenheimer Mid Cap/VA	Oppenheimer Capital Appr/VA	Oppenheimer Main Street/VA	Oppenheimer Strategic Bond/VA	Oppenheimer Global Securities/VA
Investment Income
Dividends	$0	$1	$3	$10	$5

Expense
Mortality and expense risk and administrative charges	2	3	3	3	4

Net investment income (loss)	(2)	(2)	0	7	1

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(53)	(19)	24	2	15
Capital gain distribution	0	0	0	0	19

Net realized gain (loss) on investments	(53)	(19)	24	2	34
Net unrealized appreciation on investments during the period	74	58	1	6	(1)

Net realized and unrealized gain (loss) on investments	21	39	25	8	33

Net Increase (Decrease) in Net Assets Resulting from Operations	$19	$37	$25	$15	$34

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Oppenheimer High Income/VA	Van Eck Worldwide Hard Assets Fund	Van Kampen Strategic Growth	Van Kampen Enterprise	Van Kampen Comstock
Investment Income
Dividends	$1	$0	$0	$1	$17

Expense
Mortality and expense risk and administrative charges	0	0	2	3	11

Net investment income (loss)	1	0	(2)	(2)	6

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(1)	(2)	0	15	1
Capital gain distribution	0	3	0	0	21

Net realized gain (loss) on investments	(1)	1	0	15	22
Net unrealized appreciation on investments during the period	0	5	32	24	2

Net realized and unrealized gain (loss) on investments	(1)	6	32	39	24

Net Increase (Decrease) in Net Assets Resulting from Operations	$0	$6	$30	$37	$30

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Van Kampen Growth & Income	Van Kampen Aggressive Growth II	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value
Investment Income
Dividends	$14	$0	$0	$0	$0

Expense
Mortality and expense risk and administrative charges	10	0	6	3	4

Net investment income (loss)	4	0	(6)	(3)	(4)

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	0	0	8	0	4
Capital gain distribution	33	1	0	0	0

Net realized gain (loss) on investments	33	1	8	0	4
Net unrealized appreciation on investments during the period	4	2	33	16	19

Net realized and unrealized gain (loss) on investments	37	3	41	16	23

Net Increase (Decrease) in Net Assets Resulting from Operations	$41	$3	$35	$13	$19

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

TOTAL
Investment Income
Dividends	$68

Expense
Mortality and expense risk and administrative charges	75

Net investment income (loss)	(7)

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(5)
Capital gain distribution	102

Net realized gain (loss) on investments	97
Net unrealized appreciation on investments during the period	394

Net realized and unrealized gain (loss) on investments	491

Net Increase (Decrease) in Net Assets Resulting from Operations	$484

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs Structured US Equity	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Capital Growth
From Operations
Net investment income (loss)	$(1)	$(2)	$(3)	$(2)	$(2)
Net realized gain (loss) on investments	3	0	(6)	1	(3)
Net unrealized appreciation of investments during the period	1	17	16	(18)	27

Net increase (decrease) in net assets resulting from operations	3	15	7	(19)	22

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(35)	(7)	(94)	0	(49)
Death benefits	0	0	0	0	(1)
Transfer (to) from other portfolios	57	20	12	(28)	(11)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	22	13	(82)	(28)	(61)

Total increase (decrease) in net assets	25	28	(75)	(47)	(39)
Net Assets
Beginning of Year	75	169	335	196	237
Less Reclass Adjustment

End of Year	$100	$197	$260	$149	$198

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth IC	MFS Research IC	MFS Investors Trust IC
From Operations
Net investment income (loss)	$0	$0	$(2)	$0	$0
Net realized gain (loss) on investments	5	0	(6)	(1)	1
Net unrealized appreciation of investments during the period	(4)	0	32	17	10

Net increase (decrease) in net assets resulting from operations	1	0	24	16	11

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(27)	(3)	(30)	(56)	(5)
Death benefits	0	0	(1)	(1)	0
Transfer (to) from other portfolios	0	0	(7)	(18)	0

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(27)	(3)	(38)	(75)	(5)

Total increase (decrease) in net assets	(26)	(3)	(14)	(59)	6
Net Assets
Beginning of Year	26	3	155	165	105
Less Reclass Adjustment

End of Year	$0	$0	$141	$106	$111

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	MFS Total Return IC	MFS New Discovery IC	MFS Utility IC	MFS Investors Growth Stock IC	Oppenheimer Money Fund/VA
From Operations
Net investment income (loss)	$3	$(1)	$0	$0	$5
Net realized gain (loss) on investments	7	8	17	0	0
Net unrealized appreciation of investments during the period	(1)	(3)	24	1	0

Net increase (decrease) in net assets resulting from operations	9	4	41	1	5

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(2)	(29)	0	0	(88)
Death benefits	0	0	0	0	0
Transfer (to) from other portfolios	(15)	(10)	20	0	126

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(17)	(39)	20	0	38

Total increase (decrease) in net assets	(8)	(35)	61	1	43
Net Assets
Beginning of Year	190	76	185	10	166
Less Reclass Adjustment

End of Year	$182	$41	$246	$11	$209

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Oppenheimer Mid Cap/VA	Oppenheimer Capital Appr/VA	Oppenheimer Main Street/VA	Oppenheimer Strategic Bond/VA	Oppenheimer Global Securities/VA
From Operations
Net investment income (loss)	$(2)	$(2)	$0	$7	$1
Net realized gain (loss) on investments	(53)	(19)	24	2	34
Net unrealized appreciation of investments during the period	74	58	1	6	(1)

Net increase (decrease) in net assets resulting from operations	19	37	25	15	34

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	1	0	13
Contract maintenance fees	0	0	0	0	0
Surrenders	(52)	(73)	(86)	(50)	(50)
Death benefits	(1)	(1)	(1)	0	0
Transfer (to) from other portfolios	(11)	(54)	(48)	0	(21)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(64)	(128)	(134)	(50)	(58)

Total increase (decrease) in net assets	(45)	(91)	(109)	(35)	(24)
Net Assets
Beginning of Year	193	308	370	311	374
Less Reclass Adjustment

End of Year	$148	$217	$261	$276	$350

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Oppenheimer High Income/VA	Van Eck Worldwide Hard Assets Fund	Van Kampen Strategic Growth	Van Kampen Enterprise	Van Kampen Comstock
From Operations
Net investment income (loss)	$1	$0	$(2)	$(2)	$6
Net realized gain (loss) on investments	(1)	1	0	15	22
Net unrealized appreciation of investments during the period	0	5	32	24	2

Net increase (decrease) in net assets resulting from operations	0	6	30	37	30

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	12
Contract maintenance fees	0	0	0	0	0
Surrenders	(4)	0	(20)	(17)	(15)
Death benefits	0	0	0	(1)	0
Transfer (to) from other portfolios	0	(34)	(22)	(23)	13

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(4)	(34)	(42)	(41)	10

Total increase (decrease) in net assets	(4)	(28)	(12)	(4)	40
Net Assets
Beginning of Year	13	70	224	268	960
Less Reclass Adjustment

End of Year	$9	$42	$212	$264	$1,000

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

	Van Kampen Growth & Income	Van Kampen Aggressive Growth II	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value
From Operations
Net investment income (loss)	$4	$0	$(6)	$(3)	$(4)
Net realized gain (loss) on investments	33	1	8	0	4
Net unrealized appreciation of investments during the period	4	2	33	16	19

Net increase (decrease) in net assets resulting from operations	41	3	35	13	19

From Variable Annuity Contract Transactions
Contractowners' net payments	12	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(19)	0	(22)	(6)	(7)
Death benefits	0	0	0	0	0
Transfer (to) from other portfolios	30	0	42	0	(9)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	23	0	20	(6)	(16)

Total increase (decrease) in net assets	64	3	55	7	3
Net Assets
Beginning of Year	877	17	550	278	350
Less Reclass Adjustment

End of Year	$941	$20	$605	$285	$353

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the nine months ended September 30, 2007
(in thousands)
(unaudited)

TOTAL
From Operations
Net investment income (loss)	$(7)
Net realized gain (loss) on investments	97
Net unrealized appreciation of investments during the period	394

Net increase (decrease) in net assets resulting from operations	484

From Variable Annuity Contract Transactions
Contractowners' net payments	38
Contract maintenance fees	0
Surrenders	(846)
Death benefits	(7)
Transfer (to) from other portfolios	9

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(806)

Total increase (decrease) in net assets	(322)
Net Assets
Beginning of Year	7,256
Less Reclass Adjustment

End of Year	$6,934

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

September 30, 2007

(unaudited)

1.    ORGANIZATION

        The Variable Annuity Account A of Protective Life (Separate Account) was established by Protective Life and Annuity Insurance Company (PLAIC) on December 1, 1997, with sales beginning August 21, 1998. The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts (the Contracts) are allocated until maturity or termination of the Contracts.

        PLAIC has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

        The accompanying unaudited financial statements of the Separate Account have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the disclosures required by U.S. GAAP for complete financial statements. In the opinion of management, the accompanying financial statements reflect all adjustments (consisting only of normal recurring items) necessary for a fair statement of the results for the interim period presented. Operating results for the nine month period ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2.    CHANGES IN UNITS OUTSTANDING

        The change in units outstanding for the nine months ended September 30, 2007 were as follows (in thousands):

	Units Issued	Units Redeemed	Net Increase (Decrease)
Calvert Social Balanced
2007	0	1	1
Calvert Social Small Cap Growth
2007	0	(1)	(1)
Lord Abbett Bond Debenture
2007	0	0	0
Lord Abbett Growth & Income
2007	3	(2)	1
Lord Abbett Mid-Cap Value
2007	1	(2)	(1)
MFS Emerging Growth IC
2007	0	(1)	(1)
MFS Investors Trust IC
2007	0	0	0
MFS Investors Growth Stock IC
2007	0	0	0
MFS New Discovery IC
2007	0	(3)	(3)
MFS Research IC
2007	0	(6)	(6)

MFS Total Return IC
2007	0	(1)	(1)
MFS Utility IC
2007	4	(3)	1
Oppenheimer Mid Cap/VA
2007	0	(3)	(3)
Oppenheimer Main Street/VA
2007	0	(8)	(8)
Oppenheimer Capital Appreciation/VA
2007	0	(7)	(7)
Oppenheimer Global Securities/VA
2007	2	(3)	(1)
Oppenheimer High Income/VA
2007	0	0	0
Oppenheimer Strategic Bond/VA
2007	0	(3)	(3)
Oppenheimer Money Fund/VA
2007	96	(69)	27
Goldman Sachs Capital Growth
2007	0	(3)	(3)
Goldman Sachs Growth & Income
2007	3	(2)	1
Goldman Sachs International Equity
2007	1	(1)	0
Goldman Sachs Structured US Equity
2007	0	(3)	(3)
Goldman Sachs Structure Small Cap Equity
2007	0	(1)	(1)
Van Eck Worldwide Hard Assets Fund
2007	0	(1)	(1)
Van Eck Worldwide Real Estate Fund
2007
Van Kampen Aggressive Growth II
2007	0	0	0
Van Kampen Comstock
2007	1	(1)	0
Van Kampen Strategic Growth
2007	0	(9)	(9)
Van Kampen Enterprise
2007	0	(6)	(6)
Van Kampen Growth & Income
2007	4	(3)	1

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

September 30, 2007

(unaudited)

3.    INVESTMENTS

        At September 30, 2007, the investments by the respective subaccounts were as follows (in thousands, except share data):

	Shares	Cost	Market Value
Goldman Sachs Growth & Income	6,768	89	100
Goldman Sachs International Equity	12,409	197	197
Goldman Sachs Structured Small Cap Equity	11,475	136	149
Goldman Sachs Structured US Equity	17,091	269	260
Goldman Sachs Capital Growth	15,266	196	198
Calvert Social Small Cap Growth	0	0	0
Calvert Social Balanced	4	0	0
MFS Emerging Growth IC	5,744	131	141
MFS Research IC	5,216	98	106
MFS Investors Trust IC	4,689	94	111
MFS Total Return IC	8,270	145	182
MFS New Discovery IC	2,350	32	41
MFS Utility IC	7,468	183	246
MFS Investors Growth Stock IC	936	9	11
Oppenheimer Mid Cap/VA	2,573	180	148
Oppenheimer Capital Appr/VA	4,472	182	217
Oppenheimer Main Street/VA	9,670	197	261
Oppenheimer Money Fund/VA	208,915	209	209
Oppenheimer Strategic Bond/VA	50,877	244	276
Oppenheimer Global Securities/VA	9,124	255	350
Oppenheimer High Income/VA	1,111	11	9
Van Eck Worldwide Hard Assets Fund	1,096	28	42
Van Kampen Strategic Growth	6,348	236	212
Van Kampen Enterprise	14,676	230	264
Van Kampen Comstock	67,926	722	1,000
Van Kampen Growth & Income	42,771	663	941
Van Kampen Aggressive Growth II	3,410	24	20
Lord Abbett Growth & Income	19,201	373	605
Lord Abbett Bond Debenture	22,713	247	285
Lord Abbett Mid-Cap Value	15,132	205	353

TOTAL	577,701	5,585	6,934

        During the nine months ended September 30, 2007, transactions in shares were as follows (in thousands, except share data).

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Structured US Equity	Goldman Sachs Capital Growth
Shares Purchased	4,945	1,844	15	667	20
Shares received from reinvestment of dividends	0	0	0	0	0

Total Shares Acquired	4,945	1,844	15	667	20
Shares Redeemed	(3,559)	(1,080)	(2,129)	(6,392)	(5,244)

Net increase (decrease) in shares owned	1,386	764	(2,114)	(5,725)	(5,224)
Shares Owned, beginning of period	5,382	11,645	13,589	22,816	20,490

Shares Owned, end of period	6,768	12,409	11,475	17,091	15,266

Cost of Shares Acquired	72	27	0	10	0

Cost of Shares Redeemed	(48)	(16)	(30)	(102)	(67)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth IC	MFS Research IC	MFS Investors Trust IC
Shares Purchased	1	(1)	(1)	46	15
Shares received from reinvestment of dividends	0	0	0	50	83

Total Shares Acquired	1	(1)	(1)	96	98
Shares Redeemed	(1,668)	(1,336)	(1,778)	(4,042)	(269)

Net increase (decrease) in shares owned	(1,667)	(1,337)	(1,779)	(3,946)	(171)
Shares Owned, beginning of period	1,667	1,341	7,523	9,162	4,860

Shares Owned, end of period	0	4	5,744	5,216	4,689

Cost of Shares Acquired	0	0	0	2	2

Cost of Shares Redeemed	(23)	(3)	(45)	(78)	(6)

	MFS Total Return IC	MFS New Discovery IC	MFS Utility IC	MFS Investors Growth Stock IC	Oppenheimer Mid Cap/VA
Shares Purchased	20	0	2,896	0	3
Shares received from reinvestment of dividends	451	228	574	3	0

Total Shares Acquired	471	228	3,470	3	3
Shares Redeemed	(872)	(2,234)	(2,311)	(11)	(1,226)

Net increase (decrease) in shares owned	(401)	(2,006)	1,159	(8)	(1,223)
Shares Owned, beginning of period	8,671	4,356	6,309	944	3,796

Shares Owned, end of period	8,270	2,350	7,468	936	2,573

Cost of Shares Acquired	10	4	107	0	0

Cost of Shares Redeemed	(17)	(36)	(71)	0	(119)

	Oppenheimer Capital Appr/VA	Oppenheimer Main Street/VA	Oppenheimer Money Fund/VA	Oppenheimer Strategic Bond/VA	Oppenheimer Global Securities/VA
Shares Purchased	8	10	130,000	1	1,397
Shares received from reinvestment of dividends	15	115	7,162	1,881	696

Total Shares Acquired	23	125	137,162	1,882	2,093
Shares Redeemed	(2,982)	(5,375)	(94,005)	(10,066)	(3,135)

Net increase (decrease) in shares owned	(2,959)	(5,250)	43,157	(8,184)	(1,042)
Shares Owned, beginning of period	7,431	14,920	165,758	59,061	10,166

Shares Owned, end of period	4,472	9,670	208,915	50,877	9,124

Cost of Shares Acquired	1	3	137	10	75

Cost of Shares Redeemed	(150)	(114)	(94)	(51)	(100)

	Oppenheimer High Income/VA	Van Eck Worldwide Hard Assets Fund	Van Kampen Strategic Growth	Van Kampen Enterprise	Van Kampen Comstock
Shares Purchased	0	365	10	18	1,443
Shares received from reinvestment of dividends	78	99	4	69	2,778

Total Shares Acquired	78	464	14	87	4,221
Shares Redeemed	(476)	(1,505)	(1,456)	(2,595)	(1,462)

Net increase (decrease) in shares owned	(398)	(1,041)	(1,442)	(2,508)	2,759
Shares Owned, beginning of period	1,509	2,137	7,790	17,184	65,167

Shares Owned, end of period	1,111	1,096	6,348	14,676	67,926

Cost of Shares Acquired	1	16	0	1	60

Cost of Shares Redeemed	(5)	(49)	(45)	(28)	(21)

	Van Kampen Growth & Income	Van Kampen Aggressive Growth II	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value
Shares Purchased	2,811	0	1,370	0	408
Shares received from reinvestment of dividends	2,364	247	0	0	0

Total Shares Acquired	5,175	247	1,370	0	408
Shares Redeemed	(2,273)	(36)	(921)	(762)	(1,323)

Net increase (decrease) in shares owned	2,902	211	449	(762)	(915)
Shares Owned, beginning of period	39,869	3,199	18,752	23,475	16,047

Shares Owned, end of period	42,771	3,410	19,201	22,713	15,132

Cost of Shares Acquired	110	1	42	0	10

	(50)	0	(20)	(9)	(26)

Total
Shares Purchased	148,311
Shares received from reinvestment of dividends	16,897

Total Shares Acquired	165,208
Shares Redeemed	(162,523)

Net increase (decrease) in shares owned	2,685
Shares Owned, beginning of period	575,016

Shares Owned, end of period	577,701

Cost of Shares Acquired	703

Cost of Shares Redeemed	(1,421)

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

September 30, 2007
(unaudited)

4.    FINANCIAL HIGHLIGHTS

	As of September 30, 2007				For the Nine Months ended September 30, 2007
Fund Name	Units (000's)	Unit Fair Value Lowest	Unit Fair Value Highest	Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return***
Goldman Sachs Growth & Income	4	27.55	27.55	100	0.00%	1.40%	1.65%	4.64%
Goldman Sachs International Equity	8	23.97	23.97	197	0.00%	1.40%	1.65%	8.58%
Goldman Sachs Structured Small Cap Equity	5	28.42	28.42	149	0.00%	1.40%	1.65%	(10.92)%
Goldman Sachs Structured US Equity	8	31.64	31.64	260	0.00%	1.40%	1.65%	2.66%
Goldman Sachs Capital Growth	8	25.34	25.34	198	0.00%	1.40%	1.65%	10.75%
Calvert Social Small Cap Growth	0	14.78	14.78	0	0.00%	1.40%	1.65%	5.69%
Calvert Social Balanced	0	15.51	15.51	0	0.01%	1.40%	1.65%	3.05%
MFS Emerging Growth IC	8	17.13	17.13	141	0.00%	1.40%	1.65%	17.60%
MFS Research IC	7	15.97	15.97	106	0.72%	1.40%	1.65%	11.80%
MFS Investors Trust IC	7	15.81	15.81	111	0.84%	1.40%	1.65%	10.22%
MFS Total Return IC	9	19.47	19.47	182	2.60%	1.40%	1.65%	4.65%
MFS New Discovery IC	2	21.50	21.50	41	0.00%	1.40%	1.65%	7.36%
MFS Utility IC	10	25.58	25.58	246	0.97%	1.40%	1.65%	20.76%
MFS Investors Growth Stock IC	2	7.31	7.31	11	0.33%	1.40%	1.65%	10.38%
Oppenheimer Mid Cap/VA	9	17.13	17.13	148	0.00%	1.40%	1.65%	12.05%
Oppenheimer Capital Appr/VA	11	20.45	20.45	217	0.26%	1.40%	1.65%	16.19%
Oppenheimer Main Street/VA	16	16.27	16.27	261	0.92%	1.40%	1.65%	8.83%
Oppenheimer Money Fund/VA	151	1.38	1.38	209	3.71%	1.40%	1.65%	2.61%
Oppenheimer Strategic Bond/VA	17	16.68	16.68	276	3.57%	1.40%	1.65%	5.81%
Oppenheimer Global Securities/VA	12	29.00	29.00	350	1.42%	1.40%	1.65%	10.18%
Oppenheimer High Income/VA	1	14.54	14.54	9	6.95%	1.40%	1.65%	2.46%
Van Eck Worldwide Hard Assets Fund	1	45.37	45.37	42	0.10%	1.40%	1.65%	34.16%
Van Kampen Strategic Growth	39	5.39	5.39	212	0.05%	1.40%	1.65%	14.95%
Van Kampen Enterprise	38	6.99	6.99	264	0.41%	1.40%	1.65%	14.95%
Van Kampen Comstock	55	18.15	18.15	1,000	1.74%	1.40%	1.65%	2.95%
Van Kampen Growth & Income	58	16.14	16.14	941	1.54%	1.40%	1.65%	4.82%
Van Kampen Aggressive Growth II	3	6.36	6.36	20	0.00%	1.40%	1.65%	17.39%
Lord Abbett Growth & Income	42	14.54	14.54	605	0.00%	1.40%	1.65%	6.24%
Lord Abbett Bond Debenture	20	14.42	14.42	285	0.00%	1.40%	1.65%	4.89%
Lord Abbett Mid-Cap Value	22	15.84	15.84	353	0.00%	1.40%	1.65%	6.00%

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)
Start date May 1, 2002.

PricewaterhouseCoopers LLP 1901 6th Ave. North Suite 1600 Birmingham AL 35203 Telephone (205) 252 8400 Facsimile (205) 252 7776

Report of Independent Registered Public Accounting Firm

To the Contract Owners of
The Variable Annuity Account A of Protective Life
and Board of Directors of Protective Life and Annuity Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of the subaccounts, as listed in Note 1 to such financial statements, of The Variable Annuity Account A of Protective Life at December 31, 2006, and the results of each of their operations and changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. Those financial statements are the responsibility of the management of Protective Life and Annuity Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2006 by correspondence with the transfer agent of the investee mutual funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Birmingham, Alabama
April 27, 2007

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2006
(in thousands)

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Structured US Equity	Goldman Sachs Capital Growth
Assets
Investment in sub-accounts at market value	$75	$169	$196	$335	$237
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	75	169	196	335	237

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Total Net Assets	$75	$169	$196	$335	$237

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2006
(in thousands)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth IC	MFS Research IC	MFS Investors Trust IC
Assets
Investment in sub-accounts at market value	$26	$3	$155	$165	$105
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	26	3	155	165	105

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Total Net Assets	$26	$3	$155	$165	$105

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2006
(in thousands)

	MFS Total Return IC	MFS New Discovery IC	MFS Utility IC	MFS Investors Growth Stock IC	Oppenheimer Mid Cap/VA
Assets
Investment in sub-accounts at market value	$190	$76	$185	$10	$193
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	190	76	185	10	193

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Total Net Assets	$190	$76	$185	$10	$193

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2006
(in thousands)

	Oppenheimer Capital Appr/VA	Oppenheimer Main Street/VA	Oppenheimer Money Fund/VA	Oppenheimer Strategic Bond/VA	Oppenheimer Global Securities/VA
Assets
Investment in sub-accounts at market value	$308	$370	$166	$311	$374
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	308	370	166	311	374

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Total Net Assets	$308	$370	$166	$311	$374

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2006
(in thousands)

	Oppenheimer High Income/VA	Van Eck Worldwide Hard Assets Fund	Van Kampen Strategic Growth	Van Kampen Enterprise	Van Kampen Comstock
Assets
Investment in sub-accounts at market value	$13	$70	$224	$268	$961
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	13	70	224	268	961

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	1

Total Net Assets	$13	$70	$224	$268	$960

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2006
(in thousands)

	Van Kampen Growth & Income	Van Kampen Aggressive Growth II	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value
Assets
Investment in sub-accounts at market value	$877	$17	$550	$278	$350
Receivable from Protective Life & Annuity Insurance Company	0	0	0	0	0

Total Assets	877	17	550	278	350

Liabilities
Payable to Protective Life & Annuity Company	0	0	0	0	0

Total Net Assets	$877	$17	$550	$278	$350

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2006
(in thousands)

TOTAL
Assets
Investment in sub-accounts at market value	$7,257
Receivable from Protective Life & Annuity Insurance Company	0

Total Assets	7,257

Liabilities
Payable to Protective Life & Annuity Company	1

Total Net Assets	$7,256

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS
Year Ended December 31, 2006
(in thousands)

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs Structured Samll Cap Equity	Goldman Sachs Structured US Equity	Goldman Sachs Capital Growth
Investment Income
Dividends	$1	$3	$1	$4	$0

Expense
Mortality and expense risk and administrative charges	3	3	3	5	5

Net investment income (loss)	(2)	0	(2)	(1)	(5)

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	39	(56)	6	(48)	(104)
Capital gain distribution	3	0	14	0	0

Net realized gain (loss) on investments	42	(56)	20	(48)	(104)
Net unrealized appreciation (depreciation) on investments during the period	(1)	95	6	89	134

Net realized and unrealized gain (loss) on investments	41	39	26	41	30

Net Increase (Decrease) in Net Assets Resulting from Operations	$39	$39	$24	$40	$25

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth IC	MFS Research IC	MFS Investors Trust IC
Investment Income
Dividends	$0	$0	$0	$1	$1

Expense
Mortality and expense risk and administrative charges	0	0	2	3	3

Net investment income (loss)	0	0	(2)	(2)	(2)

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	7	(14)	(42)	(10)	10
Capital gain distribution	0	0	0	0	0

Net realized gain (loss) on investments	7	(14)	(42)	(10)	10
Net unrealized appreciation (depreciation) on investments during the period	(3)	16	54	32	13

Net realized and unrealized gain (loss) on investments	4	2	12	22	23

Net Increase (Decrease) in Net Assets Resulting from Operations	$4	$2	$10	$20	$21

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	MFS Total Return IC	MFS New Discovery IC	MFS Utility IC	MFS Investors Growth Stock IC	Oppenheimer Mid Cap/VA
Investment Income
Dividends	$5	$0	$5	$0	$0

Expense
Mortality and expense risk and administrative charges	3	1	4	0	3

Net investment income (loss)	2	(1)	1	0	(3)

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	12	(2)	47	0	(32)
Capital gain distribution	7	2	10	0	0

Net realized gain (loss) on investments	19	0	57	0	(32)
Net unrealized appreciation (depreciation) on investments during the period	0	16	11	1	39

Net realized and unrealized gain (loss) on investments	19	16	68	1	7

Net Increase (Decrease) in Net Assets Resulting from Operations	$21	$15	$69	$1	$4

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	Oppenheimer Capital Appr/VA	Oppenheimer Main Street/VA	Oppenheimer Money Fund/VA	Oppenheimer Strategic Bond/VA	Oppenheimer Global Securities/VA
Investment Income
Dividends	$1	$6	$8	$19	$4

Expense
Mortality and expense risk and administrative charges	5	6	2	5	5

Net investment income (loss)	(4)	0	6	14	(1)

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(12)	(1)	0	0	7
Capital gain distribution	0	0	0	0	20

Net realized gain (loss) on investments	(12)	(1)	0	0	27
Net unrealized appreciation (depreciation) on investments during the period	37	59	0	7	32

Net realized and unrealized gain (loss) on investments	25	58	0	7	59

Net Increase (Decrease) in Net Assets Resulting from Operations	$21	$58	$6	$21	$58

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	Oppenheimer High Income/VA	Van Eck Worldwide Hard Assets Fund	Van Kampen Strategic Growth	Van Kampen Enterprise	Van Kampen Comstock
Investment Income
Dividends	$5	$0	$0	$1	$15

Expense
Mortality and expense risk and administrative charges	1	1	4	4	15

Net investment income (loss)	4	(1)	(4)	(3)	0

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(11)	0	1	3	70
Capital gain distribution	0	1	0	0	61

Net realized gain (loss) on investments	(11)	1	1	3	131
Net unrealized appreciation (depreciation) on investments during the period	11	3	7	13	15

Net realized and unrealized gain (loss) on investments	0	4	8	16	146

Net Increase (Decrease) in Net Assets Resulting from Operations	$4	$3	$4	$13	$146

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	Van Kampen Growth & Income	Van Kampen Aggressive Growth II	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value
Investment Income
Dividends	$10	$0	$8	$16	$2

Expense
Mortality and expense risk and administrative charges	11	0	9	4	6

Net investment income (loss)	(1)	0	(1)	12	(4)

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	3	0	51	0	14
Capital gain distribution	53	1	22	0	33

Net realized gain (loss) on investments	56	1	73	0	47
Net unrealized appreciation (depreciation) on investments during the period	58	0	25	9	0

Net realized and unrealized gain (loss) on investments	114	1	98	9	47

Net Increase (Decrease) in Net Assets Resulting from Operations	$113	$1	$97	$21	$43

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2006
(in thousands)

TOTAL
Investment Income
Dividends	$116

Expense
Mortality and expense risk and administrative charges	116

Net investment income (loss)	0

Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(62)
Capital gain distribution	227

Net realized gain (loss) on investments	165
Net unrealized appreciation (depreciation) on investments during the period	778

Net realized and unrealized gain (loss) on investments	943

Net Increase (Decrease) in Net Assets Resulting from Operations	$943

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS
Year Ended December 31, 2006
(in thousands)

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs Structured Samll Cap Equity	Goldman Sachs Structured US Equity	Goldman Sachs Capital Growth
From Operations
Net investment income (loss)	$(2)	$0	$(2)	$(1)	$(5)
Net realized gain (loss) on investments	42	(56)	20	(48)	(104)
Net unrealized appreciation (depreciation) of investments during the period	(1)	95	6	89	134

Net increase (decrease) in net assets resulting from operations	39	39	24	40	25

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(205)	(140)	(45)	(218)	(288)
Death benefits	0	0	0	0	(12)
Transfer (to) from other portfolios	0	8	(21)	5	3

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(205)	(132)	(66)	(213)	(297)

Total increase (decrease) in net assets	(166)	(93)	(42)	(173)	(272)
Net Assets, Beginning of Year	241	262	238	508	509

Net Assets, End of Year	$75	$169	$196	$335	$237

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth IC	MFS Research IC	MFS Investors Trust IC
From Operations
Net investment income (loss)	$0	$0	$(2)	$(2)	$(2)
Net realized gain (loss) on investments	7	(14)	(42)	(10)	10
Net unrealized appreciation (depreciation) of investments during the period	(3)	16	54	32	13

Net increase (decrease) in net assets resulting from operations	4	2	10	20	21

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(48)	(123)	(47)	(89)	(145)
Death benefits	0	0	(6)	(16)	0
Transfer (to) from other portfolios	0	0	0	1	0

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(48)	(123)	(53)	(104)	(145)

Total increase (decrease) in net assets	(44)	(121)	(43)	(84)	(124)
Net Assets, Beginning of Year	70	124	198	249	229

Net Assets, End of Year	$26	$3	$155	$165	$105

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	MFS Total Return IC	MFS New Discovery IC	MFS Utility IC	MFS Investors Growth Stock IC	Oppenheimer Mid Cap/VA
From Operations
Net investment income (loss)	$2	$(1)	$1	$0	$(3)
Net realized gain (loss) on investments	19	0	57	0	(32)
Net unrealized appreciation (depreciation) of investments during the period	0	16	11	1	39

Net increase (decrease) in net assets resulting from operations	21	15	69	1	4

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(151)	(118)	(155)	0	(58)
Death benefits	0	0	0	0	(9)
Transfer (to) from other portfolios	(16)	(8)	21	0	1

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(167)	(126)	(134)	0	(66)

Total increase (decrease) in net assets	(146)	(111)	(65)	1	(62)
Net Assets, Beginning of Year	336	187	250	9	255

Net Assets, End of Year	$190	$76	$185	$10	$193

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	Oppenheimer Capital Appr/VA	Oppenheimer Main Street/VA	Oppenheimer Money Fund/VA	Oppenheimer Strategic Bond/VA	Oppenheimer Global Securities/VA
From Operations
Net investment income (loss)	$(4)	$0	$6	$14	$(1)
Net realized gain (loss) on investments	(12)	(1)	0	0	27
Net unrealized appreciation (depreciation) of investments during the period	37	59	0	7	32

Net increase (decrease) in net assets resulting from operations	21	58	6	21	58

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(96)	(241)	(19)	(162)	(57)
Death benefits	(16)	(10)	0	0	0
Transfer (to) from other portfolios	(16)	(6)	(10)	4	24

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(128)	(257)	(29)	(158)	(33)

Total increase (decrease) in net assets	(107)	(199)	(23)	(137)	25
Net Assets, Beginning of Year	415	569	189	448	349

Net Assets, End of Year	$308	$370	$166	$311	$374

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	Oppenheimer High Income/VA	Van Eck Worldwide Hard Assets Fund	Van Kampen Strategic Growth	Van Kampen Enterprise	Van Kampen Comstock
From Operations
Net investment income (loss)	$4	$(1)	$(4)	$(3)	$0
Net realized gain (loss) on investments	(11)	1	1	3	131
Net unrealized appreciation (depreciation) of investments during the period	11	3	7	13	15

Net increase (decrease) in net assets resulting from operations	4	3	4	13	146

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	1	4	2
Contract maintenance fees	0	0	0	0	0
Surrenders	(63)	0	(47)	(6)	(169)
Death benefits	0	0	0	(6)	0
Transfer (to) from other portfolios	3	56	8	0	(81)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(60)	56	(38)	(8)	(248)

Total increase (decrease) in net assets	(56)	59	(34)	5	(102)
Net Assets, Beginning of Year	69	11	258	263	1,062

Net Assets, End of Year	$13	$70	$224	$268	$960

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2006
(in thousands)

	Van Kampen Growth & Income	Van Kampen Aggressive Growth II	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value
From Operations
Net investment income (loss)	$(1)	$0	$(1)	$12	$(4)
Net realized gain (loss) on investments	56	1	73	0	47
Net unrealized appreciation (depreciation) of investments during the period	58	0	25	9	0

Net increase (decrease) in net assets resulting from operations	113	1	97	21	43

From Variable Annuity Contract Transactions
Contractowners' net payments	2	0	1	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(17)	0	(181)	(59)	(93)
Death benefits	0	0	0	0	0
Transfer (to) from other portfolios	(21)	0	(30)	35	(105)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(36)	0	(210)	(24)	(198)

Total increase (decrease) in net assets	77	1	(113)	(3)	(155)
Net Assets, Beginning of Year	800	16	663	281	505

Net Assets, End of Year	$877	$17	$550	$278	$350

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2006
(in thousands)

TOTAL
From Operations
Net investment income (loss)	$0
Net realized gain (loss) on investments	165
Net unrealized appreciation (depreciation) of investments during the period	778

Net increase (decrease) in net assets resulting from operations	943

From Variable Annuity Contract Transactions
Contractowners' net payments	10
Contract maintenance fees	0
Surrenders	(3,040)
Death benefits	(75)
Transfer (to) from other portfolios	(145)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(3,250)

Total increase (decrease) in net assets	(2,307)
Net Assets, Beginning of Year	9,563

Net Assets, End of Year	$7,256

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS
Year Ended December 31, 2005
(in thousands)

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs Structured Samll Cap Equity	Goldman Sachs Structured US Equity	Goldman Sachs Capital Growth
From Operations
Net investment income (loss)	$0	$(3)	$(3)	$(5)	$(7)
Net realized gain (loss) on investments	2	(45)	31	(104)	(77)

Net unrealized appreciation (depreciation) of investments during the period	2	79	(14)	129	90

Net increase (decrease) in net assets resulting from operations	4	31	14	20	6
From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(40)	(63)	(47)	(202)	(88)
Death benefits	(29)	0	(21)	(10)	(31)
Transfer (to) from other portfolios	(3)	(19)	(16)	(16)	(44)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(72)	(82)	(84)	(228)	(163)

Total increase (decrease) in net assets	(68)	(51)	(70)	(208)	(157)
Net Assets, Beginning of Year	309	313	308	716	666

Net Assets, End of Year	$241	$262	$238	$508	$509

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS CONTINUED
Year Ended December 31, 2005
(in thousands)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth IC	MFS Research IC	MFS Investors Trust IC
From Operations
Net investment income (loss)	$(1)	$0	$(2)	$(3)	$(4)
Net realized gain (loss) on investments	0	(7)	(21)	(15)	(5)
Net unrealized appreciation (depreciation) of investments during the period	(8)	11	39	35	21

Net increase (decrease) in net assets resulting from operations	(9)	4	16	17	12

From Variable Annuity Contract Transactions
Contractowners' net payments	1	1	(1)	0	2
Contract maintenance fees	0	0	0	0	0
Surrenders	0	(2)	(12)	(17)	(35)
Death benefits	0	0	0	(24)	(33)
Transfer (to) from other portfolios	0	(50)	(9)	(20)	(16)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	1	(51)	(22)	(61)	(82)

Total increase (decrease) in net assets	(8)	(47)	(6)	(44)	(70)
Net Assets, Beginning of Year	78	171	204	293	299

Net Assets, End of Year	$70	$124	$198	$249	$229

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2005
(in thousands)

	MFS Total Return IC	MFS New Discovery IC	MFS Utility IC	MFS Investors Growth Stock IC	Oppenheimer Mid Cap/VA
From Operations
Net investment income (loss)	$1	$(3)	$(2)	$0	$(4)
Net realized gain (loss) on investments	15	(9)	0	1	(1)
Net unrealized appreciation (depreciation) of investments during the period	(13)	18	34	(1)	29

Net increase (decrease) in net assets resulting from operations	3	6	32	0	24

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(17)	(45)	0	(5)	(22)
Death benefits	(6)	0	0	0	(23)
Transfer (to) from other portfolios	59	8	0	0	(6)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	36	(37)	0	(5)	(51)

Total increase (decrease) in net assets	39	(31)	32	(5)	(27)
Net Assets, Beginning of Year	297	218	218	14	282

Net Assets, End of Year	$336	$187	$250	$9	$255

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2005
(in thousands)

	Oppenheimer Capital Appr/VA	Oppenheimer Main Street/VA	Oppenheimer Money Fund/VA	Oppenheimer Strategic Bond/VA	Oppenheimer Global Securities/VA
From Operations
Net investment income (loss)	$(2)	$0	$2	$15	$(2)
Net realized gain (loss) on investments	(5)	(56)	0	0	11
Net unrealized appreciation (depreciation) of investments during the period	20	81	0	(9)	32

Net increase (decrease) in net assets resulting from operations	13	25	2	6	41

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(8)	(216)	(36)	(21)	(10)
Death benefits	(10)	(48)	0	0	(16)
Transfer (to) from other portfolios	(41)	(93)	36	49	(2)

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(59)	(357)	0	28	(28)

Total increase (decrease) in net assets	(46)	(332)	2	34	13
Net Assets, Beginning of Year	461	901	187	414	336

Net Assets, End of Year	$415	$569	$189	$448	$349

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2005
(in thousands)

	Oppenheimer High Income/VA	Van Eck Worldwide Hard Assets Fund	Van Kampen Strategic Growth	Van Kampen Enterprise	Van Kampen Comstock
From Operations
Net investment income (loss)	$3	$0	$(2)	$(2)	$(2)
Net realized gain (loss) on investments	0	0	2	5	50
Net unrealized appreciation (depreciation) of investments during the period	(2)	4	16	15	(21)

Net increase (decrease) in net assets resulting from operations	1	4	16	18	27

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(3)	0	(4)	0	(117)
Death benefits	0	0	0	(16)	(21)
Transfer (to) from other portfolios	4	0	(4)	(1)	4

Net increase (decrease) in net assets resulting from variable annuity contract transactions	1	0	(8)	(17)	(134)

Total increase (decrease) in net assets	2	4	8	1	(107)
Net Assets, Beginning of Year	67	7	250	262	1,169

Net Assets, End of Year	$69	$11	$258	$263	$1,062

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2005
(in thousands)

	Van Kampen Growth & Income	Van Kampen Aggressive Growth II	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value
From Operations
Net investment income (loss)	$(3)	$0	$(3)	$10	$(5)
Net realized gain (loss) on investments	48	0	47	3	32
Net unrealized appreciation (depreciation) of investments during the period	20	2	(33)	(14)	7

Net increase (decrease) in net assets resulting from operations	65	2	11	(1)	34

From Variable Annuity Contract Transactions
Contractowners' net payments	0	0	0	0	0
Contract maintenance fees	0	0	0	0	0
Surrenders	(139)	(3)	(36)	(11)	(20)
Death benefits	(9)	0	0	0	0
Transfer (to) from other portfolios	37	3	8	72	60

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(111)	0	(28)	61	40

Total increase (decrease) in net assets	(46)	2	(17)	60	74
Net Assets, Beginning of Year	846	14	680	221	431

Net Assets, End of Year	$800	$16	$663	$281	$505

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2005
(in thousands)

TOTAL
From Operations
Net investment income (loss)	$(27)
Net realized gain (loss) on investments	(98)
Net unrealized appreciation (depreciation) of investments during the period	569

Net increase (decrease) in net assets resulting from operations	444

From Variable Annuity Contract Transactions
Contractowners' net payments	3
Contract maintenance fees	0
Surrenders	(1,219)
Death benefits	(297)
Transfer (to) from other portfolios	0

Net increase (decrease) in net assets resulting from variable annuity contract transactions	(1,513)

Total increase (decrease) in net assets	(1,069)
Net Assets, Beginning of Year	10,632

Net Assets, End of Year	$9,563

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

1.    ORGANIZATION

        The Variable Annuity Account A of Protective Life (Separate Account) was established by Protective Life and Annuity Insurance Company (PLAIC) on December 1, 1997, with sales beginning August 21, 1998. The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts (the Contracts) are allocated until maturity or termination of the Contracts.

        PLAIC has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

        At December 31, 2002, the Separate Account was comprised of six proprietary subaccounts and twenty-five independent subaccounts. The six proprietary subaccounts were the PIC Growth and Income, PIC International Equity, PIC Global Income, PIC Small Cap Value, PIC CORE US Equity, and PIC Capital Growth subaccounts. Funds are transferred to Protective Investment Company (the Fund) in exchange for shares of the corresponding portfolio of the Fund. The twenty-five independent subaccounts were the Calvert Social Small Cap Growth, Calvert Social Balanced, MFS Emerging Growth, MFS Research, MFS Investors Trust, MFS Total Return, MFS New Discovery, MFS Utilities, MFS Investors Growth, Oppenheimer Aggressive Growth, Oppenheimer Capital Appreciation, Oppenheimer Main Street, Oppenheimer Money Fund, Oppenheimer Strategic Bond, Oppenheimer Global Securities, Oppenheimer High Income, Van Eck Hard Asset, Van Kampen Emerging Growth, Van Kampen Enterprise, Van Kampen Comstock, Van Kampen Growth and Income, Van Kampen Aggressive Growth Fund, Lord Abbett Growth and Income, Lord Abbett Bond Debenture, and Lord Abbett Mid-Cap Value.

        During the year ended December 31, 2002, the following subaccounts were closed and balances were transferred to other subaccounts in accordance with contract owner instructions: Van Kampen Asset Allocation and Goldman Sachs Internet Tollkeeper.

        On January 3, 2003, PLAIC ceased issuing new contracts from the Variable Annuity Account A.

        On December 9, 2003, shareholders of each of the following funds, PIC Growth and Income Fund, PIC International Equity Fund, PIC Small Cap Value Fund, PIC CORE U.S. Equity Fund and the PIC Capital Growth Fund (each a "Fund" and together, the "Funds"), approved an Agreement and Plan of Reorganization on behalf of each Fund and Goldman Sachs Variable Insurance Trust (GSVIT) on behalf of each of its acquiring investment portfolios (each, a "GSVIT Fund" and collectively, the "GSVIT Funds"). The Reorganization Agreement provided for the acquisition of substantially all of the assets, and the assumption of substantially all of the liabilities, of each Fund by its corresponding GSVIT Fund in exchange for shares of the GSVIT Fund, followed by the distribution of those shares to the shareholders of the Fund and the subsequent liquidation of the Fund. Such assets and liabilities of each of the following Funds were acquired or assumed by the corresponding GSVIT Fund as noted below:

Funds	GSVIT Funds
PIC Growth and Income Fund	Goldman Sachs Growth and Income Fund
PIC International Equity Fund	Goldman Sachs International Equity Fund
PIC Small Cap Value Fund	Goldman Sachs CORE Small Cap Equity Fund
PIC CORE U.S. Equity Fund	Goldman Sachs CORE U.S. Equity Fund
PIC Capital Growth Fund	Goldman Sachs Capital Growth Fund

        Also on December 9, 2003, contract owners of the PIC Global Income Fund approved a plan to liquidate the assets of the PIC Global Income Fund and transfer the liquidation proceeds to the Oppenheimer Strategic Bond Subaccount.

        There were no changes in funds during 2004, 2005 and 2006.

        Gross premiums from the Contracts are allocated to the subaccounts in accordance with contract owner instructions and are recorded as variable annuity contract transactions in the statement of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts (Note 5). The Separate Account's assets are the property of PLAIC.

        Contract owners may allocate some or all of gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of PLAIC's General Account. The assets of PLAIC's General Account support its insurance and annuity obligations and are subject to PLAIC's general liabilities from business operations. The Guaranteed Account's balance as of December 31, 2006 was approximately $1.8 million. Transfers to/from other portfolios, included in the statement of changes in net assets, include transfers between the individual subaccounts and between the subaccounts and the Guaranteed Account.

        Pursuant to the terms of an agreement with PLAIC, Protective Life Insurance Company, its ultimate parent company, administers the Contracts. Contract administration includes: processing applications for the Contracts and subsequent owner requests; processing purchase payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

2.    SIGNIFICANT ACCOUNTING POLICIES

        Investment Valuation — Investments are made in shares and are valued at the net asset values of the respective portfolios. The net assets of each sub-account of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds. Transactions with the Funds are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

        Realized Gains and Losses — Realized gains and losses on investments include gains and losses on redemptions of the Funds' shares (determined on the last-in-first-out (LIFO) basis) and capital gain distributions from the Funds.

        Dividend Income and Capital Gain Distributions — Dividend income and capital gain distributions are recorded on the ex-dividend date. Distributions are from net investment income and net realized gains recorded in the financial statements of the underlying investment company.

        Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

        Federal Income Taxes — The results of the operations of the Separate Account are included in the federal income tax return of Protective Life Corporation (parent of PLAIC). Under the provisions of the Contracts, PLAIC has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge has been made against the Separate Account for such tax.

3.    CHANGES IN UNITS OUTSTANDING

        The change in units outstanding for the years ended December 31, 2006 and 2005 were as follows (in thousands):

	Units Issued	Units Redeemed	Net Increase (Decrease)
Calvert Social Balanced
2006	4	(13)	(9)
2005	0	(4)	(4)
Calvert Social Small Cap Growth
2006	0	(3)	(3)
2005	0	0	0
Lord Abbett Bond Debenture
2006	7	(9)	(2)
2005	6	(1)	5
Lord Abbett Growth & Income
2006	3	(19)	(16)
2005	1	(3)	(2)
Lord Abbett Mid-Cap Value
2006	0	(14)	(14)
2005	5	(2)	3
MFS Emerging Growth IC
2006	0	(3)	(3)
2005	0	(2)	(2)
MFS Investors Trust IC
2006	0	(11)	(11)
2005	0	(7)	(7)
MFS Investors Growth Stock IC
2006	0	0	0
2005	0	0	0
MFS New Discovery IC
2006	0	(6)	(6)
2005	1	(4)	(3)
MFS Research IC
2006	0	(7)	(7)
2005	0	(5)	(5)
MFS Total Return IC
2006	0	(10)	(10)
2005	4	(2)	2

MFS Utility IC
2006	1	(7)	(6)
2005	0	0	0
Oppenheimer Mid Cap/VA
2006	0	(4)	(4)
2005	1	(5)	(4)
Oppenheimer Main Street/VA
2006	1	(19)	(18)
2005	0	(28)	(28)
Oppenheimer Capital Appreciation/VA
2006	0	(8)	(8)
2005	0	(4)	(4)
Oppenheimer Global Securities/VA
2006	1	(2)	(1)
2005	1	(3)	(2)
Oppenheimer High Income/VA
2006	0	(4)	(4)
2005	0	0	0
Oppenheimer Strategic Bond/VA
2006	2	(12)	(10)
2005	3	(1)	2
Oppenheimer Money Fund/VA
2006	0	(22)	(22)
2005	28	(29)	(1)
Goldman Sachs Capital Growth
2006	0	(14)	(14)
2005	0	(8)	(8)
Goldman Sachs Growth & Income
2006	0	(8)	(8)
2005	1	(5)	(4)
Goldman Sachs International Equity
2006	0	(6)	(6)
2005	0	(5)	(5)
Goldman Sachs Structured US Equity
2006	0	(7)	(7)
2005	1	(10)	(9)
Goldman Sachs Structure Small Cap Equity
2006	1	(3)	(2)
2005	1	(4)	(3)

Van Eck Worldwide Hard Assets Fund
2006	2	0	2
2005	0	0	0
Van Eck Worldwide Real Estate Fund
2006	0	0	0
2005	0	0	0
Van Kampen Aggressive Growth II
2006	0	0	0
2005	1	(1)	0
Van Kampen Comstock
2006	0	(15)	(15)
2005	3	(12)	(9)
Van Kampen Strategic Growth
2006	2	(10)	(8)
2005	4	(6)	(2)
Van Kampen Enterprise
2006	1	(3)	(2)
2005	0	(3)	(3)
Van Kampen Growth & Income
2006	0	(3)	(3)
2005	4	(12)	(8)

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

4.    INVESTMENTS

        At December 31, 2006, the investments by the respective subaccounts were as follows (in thousands, except share data):

	Shares	Cost	Market Value
Goldman Sachs Growth & Income	5,382	$64	$75
Goldman Sachs International Equity	11,645	186	169
Goldman Sachs Structured Small Cap Equity	13,589	166	196
Goldman Sachs Structured US Equity	22,816	361	335
Goldman Sachs Capital Growth	20,490	263	237
Calvert Social Small Cap Growth	1,667	23	26
Calvert Social Balanced	1,341	3	3
MFS Emerging Growth IC	7,523	176	155
MFS Research IC	9,162	175	165
MFS Investors Trust IC	4,860	98	105
MFS Total Return IC	8,671	152	190
MFS New Discovery IC	4,356	64	76
MFS Utility IC	6,309	146	185
MFS Investors Growth Stock IC	944	9	10
Oppenheimer Mid Cap/VA	3,796	299	193
Oppenheimer Capital Appr/VA	7,431	331	308
Oppenheimer Main Street/VA	14,920	308	370
Oppenheimer Money Fund/VA	165,758	166	166
Oppenheimer Strategic Bond/VA	59,061	285	311
Oppenheimer Global Securities/VA	10,166	280	374
Oppenheimer High Income/VA	1,509	15	13
Van Eck Worldwide Hard Assets Fund	2,137	61	70
Van Kampen Strategic Growth	7,790	280	224
Van Kampen Enterprise	17,184	257	268
Van Kampen Comstock	65,167	683	960
Van Kampen Growth & Income	39,869	602	877
Van Kampen Aggressive Growth II	3,199	23	17
Lord Abbett Growth & Income	18,752	351	550
Lord Abbett Bond Debenture	23,475	256	278
Lord Abbett Mid-Cap Value	16,047	221	350

TOTAL	575,016	$6,304	$7,256

        During the year ended December 31, 2006, transactions in shares were as follows (in thousands, except share data).

	Goldman Sachs Growth & Income	Goldman Sachs International Equity	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Structured US Equity	Goldman Sachs Capital Growth
Shares Purchased	0	644	1,790	12	35
Shares received from reinvestment of dividends	282	183	1,042	242	26

Total Shares Acquired	282	827	2,832	254	61
Shares Redeemed	(15,071)	(10,934)	(6,308)	(16,094)	(27,226)

Net increase (decrease) in shares owned	(14,789)	(10,107)	(3,476)	(15,840)	(27,165)
Shares Owned, beginning of period	20,171	21,752	17,065	38,656	47,655

Shares Owned, end of period	5,382	11,645	13,589	22,816	20,490

Cost of Shares Acquired	$4	$11	$42	$4	$1

Cost of Shares Redeemed	$(169)	$(198)	$(89)	$(267)	$(406)

	Calvert Social Small Cap Growth	Calvert Social Balanced	MFS Emerging Growth IC	MFS Research IC	MFS Investors Trust IC
Shares Purchased	27	26,258	2	67	20
Shares received from reinvestment of dividends	0	53	0	72	55

Total Shares Acquired	27	26,311	2	139	75
Shares Redeemed	(2,978)	(88,842)	(2,815)	(6,153)	(7,093)

Net increase (decrease) in shares owned	(2,951)	(62,531)	(2,813)	(6,014)	(7,018)
Shares Owned, beginning of period	4,618	63,872	10,336	15,176	11,878

Shares Owned, end of period	1,667	1,341	7,523	9,162	4,860

Cost of Shares Acquired	$0	$52	$0	$2	$1

Cost of Shares Redeemed	$(41)	$(189)	$(98)	$(119)	$(138)

	MFS Total Return IC	MFS New Discovery IC	MFS Utility IC	MFS Investors Growth Stock IC	Oppenheimer Mid Cap/VA
Shares Purchased	33	10	843	0	11
Shares received from reinvestment of dividends	604	99	638	0	0

Total Shares Acquired	637	109	1,481	0	11
Shares Redeemed	(8,223)	(7,692)	(5,721)	(14)	(1,387)

Net increase (decrease) in shares owned	(7,586)	(7,583)	(4,240)	(14)	(1,376)
Shares Owned, beginning of period	16,257	11,939	10,549	958	5,172

Shares Owned, end of period	8,671	4,356	6,309	944	3,796

Cost of Shares Acquired	$13	$2	$36	$0	$1

Cost of Shares Redeemed	$(158)	$(131)	$(113)	$0	$(102)

	Oppenheimer Capital Appr/VA	Oppenheimer Main Street/VA	Oppenheimer Money Fund/VA	Oppenheimer Strategic Bond/VA	Oppenheimer Global Securities/VA
Shares Purchased	105	614	0	4,614	1,045
Shares received from reinvestment of dividends	36	254	7,651	3,822	720

Total Shares Acquired	141	868	7,651	8,436	1,765
Shares Redeemed	(3,471)	(12,072)	(31,229)	(36,980)	(2,063)

Net increase (decrease) in shares owned	(3,330)	(11,204)	(23,578)	(28,544)	(298)
Shares Owned, beginning of period	10,761	26,124	189,336	87,605	10,464

Shares Owned, end of period	7,431	14,920	165,758	59,061	10,166

Cost of Shares Acquired	$6	$21	$8	$43	$57

Cost of Shares Redeemed	$(150)	$(279)	$(31)	$(188)	$(64)

	Oppenheimer High Income/VA	Van Eck Worldwide Hard Assets Fund	Van Kampen Strategic Growth	Van Kampen Enterprise	Van Kampen Comstock
Shares Purchased	414	1,753	317	236	302
Shares received from reinvestment of dividends	609	21	0	73	5,742

Total Shares Acquired	1,023	1,774	317	309	6,044
Shares Redeemed	(7,699)	(22)	(1,731)	(1,105)	(18,494)

Net increase (decrease) in shares owned	(6,676)	1,752	(1,414)	(796)	(12,450)
Shares Owned, beginning of period	8,185	385	9,204	17,980	77,617

Shares Owned, end of period	1,509	2,137	7,790	17,184	65,167

Cost of Shares Acquired	$8	$57	$9	$5	$80

Cost of Shares Redeemed	$(74)	$(1)	$(50)	$(13)	$(197)

	Van Kampen Growth & Income	Van Kampen Aggressive Growth II	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid-Cap Value
Shares Purchased	81	0	1,354	7,852	0
Shares received from reinvestment of dividends	3,206	243	1,047	1,352	1,590

Total Shares Acquired	3,287	243	2,401	9,204	1,590
Shares Redeemed	(2,475)	(45)	(8,996)	(10,181)	(9,472)

Net increase (decrease) in shares owned	812	198	(6,595)	(977)	(7,882)
Shares Owned, beginning of period	39,057	3,001	25,347	24,452	23,929

Shares Owned, end of period	39,869	3,199	18,752	23,475	16,047

Cost of Shares Acquired	$64	$1	$70	$108	$35

	$(47)	$0	$(208)	$(120)	$(190)

Total
Shares Purchased	48,438
Shares received from reinvestment of dividends	29,662

Total Shares Acquired	78,100
Shares Redeemed	(352,586)

Net increase (decrease) in shares owned	(274,485)
Shares Owned, beginning of period	849,501

Shares Owned, end of period	575,016

Cost of Shares Acquired	$741

Cost of Shares Redeemed	$(3,830)

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

5.    FINANCIAL HIGHLIGHTS

	As of December 31, 2006				For the Year Ended December 31, 2006
Fund Name	Units (000's)	Unit Fair Value Lowest	Unit Fair Value Highest	Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return***
Goldman Sachs Growth & Income	3	$26.32	$26.32	$75	0.58%	1.40%	1.65%	20.92%
Goldman Sachs International Equity	8	$22.07	$22.07	$169	1.33%	1.40%	1.65%	20.40%
Goldman Sachs Structured Small Cap Equity	6	$31.90	$31.90	$196	0.60%	1.40%	1.65%	10.70%
Goldman Sachs Structured US Equity	11	$30.82	$30.82	$335	0.96%	1.40%	1.65%	11.32%
Goldman Sachs Capital Growth	10	$22.88	$22.88	$237	0.08%	1.40%	1.65%	7.05%
Calvert Social Small Cap Growth	2	$13.98	$13.98	$26	0.00%	1.40%	1.65%	-0.62%
Calvert Social Balanced	0	$15.05	$15.05	$3	0.25%	1.40%	1.65%	7.26%
MFS Emerging Growth IC	11	$14.57	$14.57	$155	0.00%	1.40%	1.65%	6.39%
MFS Research IC	12	$14.29	$14.29	$165	0.53%	1.40%	1.65%	8.94%
MFS Investors Trust IC	7	$14.35	$14.35	$105	0.55%	1.40%	1.65%	11.42%
MFS Total Return IC	10	$18.61	$18.61	$190	2.40%	1.40%	1.65%	10.33%
MFS New Discovery IC	4	$20.03	$20.03	$76	0.00%	1.40%	1.65%	11.64%
MFS Utility IC	9	$21.18	$21.18	$185	2.11%	1.40%	1.65%	29.43%
MFS Investors Growth Stock IC	2	$6.62	$6.62	$10	0.00%	1.40%	1.65%	6.08%
Oppenheimer Mid Cap/VA	13	$15.28	$15.28	$193	0.00%	1.40%	1.65%	1.52%
Oppenheimer Capital Appr/VA	17	$17.60	$17.60	$308	0.38%	1.40%	1.65%	6.44%
Oppenheimer Main Street/VA	25	$14.95	$14.95	$370	1.27%	1.40%	1.65%	13.42%
Oppenheimer Money Fund/VA	123	$1.35	$1.35	$166	4.57%	1.40%	1.65%	3.27%
Oppenheimer Strategic Bond/VA	20	$15.76	$15.76	$311	4.97%	1.40%	1.65%	5.99%
Oppenheimer Global Securities/VA	14	$26.32	$26.32	$374	1.02%	1.40%	1.65%	16.05%
Oppenheimer High Income/VA	1	$14.19	$14.19	$13	12.16%	1.40%	1.65%	7.90%
Van Eck Worldwide Hard Assets Fund	2	$33.82	$33.82	$70	0.02%	1.40%	1.65%	22.76%
Van Kampen Strategic Growth	48	$4.69	$4.69	$224	0.00%	1.40%	1.65%	1.42%
Van Kampen Enterprise	44	$6.08	$6.08	$268	0.42%	1.40%	1.65%	5.59%
Van Kampen Comstock	54	$17.63	$17.63	$960	1.43%	1.40%	1.65%	14.66%
Van Kampen Growth & Income	57	$15.40	$15.40	$877	1.17%	1.40%	1.65%	14.61%
Van Kampen Aggressive Growth II	3	$5.42	$5.42	$17	0.00%	1.40%	1.65%	3.46%
Lord Abbett Growth & Income	40	$13.69	$13.69	$550	1.29%	1.40%	1.65%	15.64%
Lord Abbett Bond Debenture	20	$13.75	$13.75	$278	6.11%	1.40%	1.65%	7.80%
Lord Abbett Mid-Cap Value	23	$14.94	$14.94	$350	0.46%	1.40%	1.65%	10.67%

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

	As of December 31, 2005
					For the Year Ended December 31, 2005
		Unit Fair Value Lowest	Unit Fair Value Highest
Fund Name	Units (000's)			Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return***
Goldman Sachs Growth & Income	11	$21.50	$21.77	$241	1.67%	1.40%	1.65%	7.67%
Goldman Sachs International Equity	14	$18.11	$18.33	$262	1.18%	1.40%	1.65%	3.03%
Goldman Sachs Small Cap Value	8	$28.44	$28.82	$238	0.19%	1.40%	1.65%	1.81%
Goldman Sachs CORE US Equity	18	$27.34	$27.68	$508	1.23%	1.40%	1.65%	6.71%
Goldman Sachs Capital Growth	24	$21.11	$21.38	$509	0.77%	1.40%	1.65%	-0.10%
Calvert Social Small Cap Growth	5	$13.90	$14.07	$70	0.00%	1.40%	1.65%	-10.43%
Calvert Social Balanced	9	$13.86	$14.03	$124	2.24%	1.40%	1.65%	4.18%
MFS Emerging Growth	14	$13.52	$13.69	$198	0.00%	1.40%	1.65%	1.39%
MFS Research	19	$12.95	$13.12	$249	1.24%	1.40%	1.65%	12.71%
MFS Investors Trust	18	$12.72	$12.88	$229	0.69%	1.40%	1.65%	10.76%
MFS Total Return	20	$16.66	$16.86	$336	1.90%	1.40%	1.65%	0.89%
MFS New Discovery	10	$17.72	$17.94	$187	0.00%	1.40%	1.65%	3.63%
MFS Utilities	15	$16.16	$16.36	$250	1.27%	1.40%	1.65%	4.50%
MFS Investors Growth Stock	2	$6.17	$6.24	$9	0.00%	1.40%	1.65%	15.21%
Oppenheimer Aggressive Growth	17	$14.87	$15.06	$255	0.00%	1.40%	1.65%	1.39%
Oppenheimer Capital Appreciation	25	$16.33	$16.53	$415	0.39%	1.40%	1.65%	1.24%
Oppenheimer Main Street Growth & Income	43	$13.02	$13.18	$569	1.04%	1.40%	1.65%	9.56%
Oppenheimer Money Fund	145	$1.29	$1.30	$189	0.93%	1.40%	1.65%	2.91%
Oppenheimer Strategic Bond	30	$14.69	$14.87	$448	5.17%	1.40%	1.65%	6.43%
Oppenheimer Global Securities	15	$22.40	$22.68	$349	1.19%	1.40%	1.65%	49.56%
Oppenheimer High Income	5	$12.99	$13.15	$69	7.65%	1.40%	1.65%	19.32%
Van Ech WW Hard Asset	0	$27.21	$27.55	$11	0.27%	1.40%	1.65%	6.64%
Van Kampen Emerging Growth	56	$4.57	$4.62	$258	0.00%	1.40%	1.65%	5.03%
Van Kampen Enterprise	46	$5.69	$5.76	$263	0.37%	1.40%	1.65%	4.59%
Van Kampen Comstock	69	$15.19	$15.38	$1,062	0.89%	1.40%	1.65%	12.12%
Van Kampen Growth & Income	60	$13.27	$13.44	$800	0.92%	1.40%	1.65%	1.51%
Van Kampen Aggressive Growth	3	$5.17	$5.24	$16	0.00%	1.40%	1.65%	2.48%
Lord Abbett Growth & Income	56	$11.73	$11.84	$663	0.83%	1.40%	1.65%	3.78%
Lord Abbett Bond Debenture	22	$12.63	$12.75	$281	4.00%	1.40%	1.65%	5.82%
Lord Abbett Mid-Cap Value	37	$13.37	$13.50	$505	0.22%	1.40%	1.65%	6.30%

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

	As of December 31, 2004
					For the Year Ended December 31, 2004
		Unit Fair Value Lowest	Unit Fair Value Highest
Fund Name	Units (000's)			Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return***
Goldman Sachs Growth & Income	15	$21.04	$21.24	$309	1.26%	1.40%	1.65%	17.14%
Goldman Sachs International Equity	19	$16.19	$16.35	$313	1.17%	1.40%	1.65%	11.90%
Goldman Sachs Small Cap Value	11	$27.26	$27.55	$308	0.20%	1.40%	1.65%	14.79%
Goldman Sachs CORE US Equity	27	$26.10	$26.36	$716	1.08%	1.40%	1.65%	13.33%
Goldman Sachs Capital Growth	32	$20.85	$21.06	$666	0.70%	1.40%	1.65%	7.56%
Calvert Social Small Cap Growth	5	$15.56	$15.71	$78	0.00%	1.40%	1.65%	8.91%
Calvert Social Balanced	13	$13.34	$13.47	$171	1.71%	1.40%	1.65%	6.74%
MFS Emerging Growth	16	$12.59	$12.72	$204	0.00%	1.40%	1.65%	11.38%
MFS Research	24	$12.22	$12.34	$293	1.14%	1.40%	1.65%	14.23%
MFS Investors Trust	25	$12.05	$12.17	$299	0.63%	1.40%	1.65%	9.80%
MFS Total Return	18	$16.47	$16.63	$297	1.80%	1.40%	1.65%	9.77%
MFS New Discovery	13	$17.12	$17.29	$218	0.00%	1.40%	1.65%	5.03%
MFS Utilities	15	$14.07	$14.20	$218	1.60%	1.40%	1.65%	28.38%
MFS Investors Growth Stock	2	$6.00	$6.06	$14	0.00%	1.40%	1.65%	7.66%
Oppenheimer Aggressive Growth	21	$13.46	$13.59	$282	0.00%	1.40%	1.65%	18.10%
Oppenheimer Capital Appreciation	29	$15.80	$15.96	$461	0.33%	1.40%	1.65%	5.44%
Oppenheimer Main Street Growth & Income	71	$12.49	$12.61	$901	0.88%	1.40%	1.65%	7.93%
Oppenheimer Money Fund	146	$1.27	$1.28	$187	1.01%	1.40%	1.65%	-0.43%
Oppenheimer Strategic Bond	28	$14.55	$14.69	$414	4.81%	1.40%	1.65%	7.15%
Oppenheimer Global Securities	17	$19.92	$20.12	$336	1.28%	1.40%	1.65%	17.50%
Oppenheimer High Income	5	$12.91	$13.04	$67	6.39%	1.40%	1.65%	7.44%
Van Ech WW Hard Asset	0	$18.24	$18.42	$7	0.38%	1.40%	1.65%	22.25%
Van Kampen Emerging Growth	58	$4.30	$4.35	$250	0.00%	1.40%	1.65%	5.54%
Van Kampen Enterprise	49	$5.35	$5.40	$262	0.39%	1.40%	1.65%	2.60%
Van Kampen Comstock	78	$14.79	$14.94	$1,169	0.98%	1.40%	1.65%	16.11%
Van Kampen Growth & Income	68	$12.27	$12.39	$846	0.96%	1.40%	1.65%	12.78%
Van Kampen Aggressive Growth	3	$4.73	$4.78	$14	0.00%	1.40%	1.65%	13.29%
Lord Abbett Growth & Income	58	$11.55	$11.63	$680	0.83%	1.40%	1.65%	11.08%
Lord Abbett Bond Debenture	17	$12.68	$12.77	$221	4.76%	1.40%	1.65%	6.38%
Lord Abbett Mid-Cap Value	34	$12.57	$12.65	$431	0.32%	1.40%	1.65%	22.31%

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

	As of December 31, 2003				For the Year Ended December 31, 2003
Fund Name	Units (000's)	Unit Fair Value Lowest	Unit Fair Value Highest	Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return Lowest***	Total Return Highest***
PIC Growth & Income	0	$16.50	$16.63	$0	0.00%	1.40%	1.65%	1.40%	1.65%
Goldman Sachs Growth & Income	28	$17.99	$18.14	$512	3.47%	1.40%	1.65%	22.84%	23.15%
Goldman Sachs International Equity	20	$14.50	$14.61	$289	5.34%	1.40%	1.65%	32.77%	33.11%
Goldman Sachs CORE Small Cap	10	$23.82	$24.00	$239	1.40%	1.40%	1.65%	39.34%	39.69%
Goldman Sachs CORE US Equity	30	$23.08	$23.26	$703	1.54%	1.40%	1.65%	28.30%	28.62%
Goldman Sachs Capital Growth	34	$19.42	$19.58	$662	1.06%	1.40%	1.65%	22.55%	22.86%
Calvert Social Small Cap Growth	5	$14.31	$14.43	$70	1.51%	1.40%	1.65%	37.28%	37.63%
Calvert Social Balanced	13	$12.52	$12.62	$162	1.67%	1.40%	1.65%	17.36%	17.65%
MFS Emerging Growth	19	$11.33	$11.42	$218	0.00%	1.40%	1.35%	28.08%	28.41%
MFS Research	29	$10.72	$10.80	$316	0.66%	1.40%	1.65%	22.65%	22.96%
MFS Investors Trust	27	$11.00	$11.08	$299	0.67%	1.40%	1.65%	20.14%	20.44%
MFS Total Return	24	$15.03	$15.15	$361	1.73%	1.40%	1.65%	14.41%	14.70%
MFS New Discovery	13	$16.33	$16.46	$219	0.00%	1.34%	1.64%	31.52%	31.85%
MFS Utilities	17	$10.98	$11.06	$190	2.33%	1.40%	1.65%	33.66%	34.00%
MFS Investors Growth Stock	4	$5.59	$5.63	$23	0.00%	1.40%	1.65%	21.00%	21.30%
Oppenheimer Aggressive Growth	23	$11.42	$11.51	$262	0.00%	1.40%	1.65%	23.52%	23.84%
Oppenheimer Capital Appreciation	34	$15.01	$15.13	$513	0.37%	1.40%	1.65%	28.79%	29.11%
Oppenheimer Main Street	93	$11.59	$11.68	$1,090	0.96%	1.40%	1.65%	24.63%	24.95%
Oppenheimer Money Fund	185	$1.28	$1.29	$238	0.82%	1.40%	1.65%	-0.87%	-0.62%
Oppenheimer Strategic Bond	55	$13.60	$13.71	$754	7.09%	1.40%	1.65%	16.13%	16.42%
Oppenheimer Global Securities	16	$16.99	$17.12	$278	0.75%	1.40%	1.65%	40.67%	41.02%
Oppenheimer High Income	8	$12.04	$12.13	$91	6.63%	1.40%	1.65%	21.92%	22.23%
Van Eck WW Hard Asset	0	$14.95	$15.07	$6	0.44%	1.40%	1.65%	42.69%	43.05%
Van Kampen Emerging Growth	61	$4.09	$4.12	$252	0.00%	1.40%	1.65%	25.25%	25.57%
Van Kampen Enterprise	49	$5.23	$5.26	$258	0.50%	1.40%	1.65%	23.81%	24.12%
Van Kampen Comstock	74	$12.77	$12.87	$951	0.97%	1.40%	1.65%	28.84%	29.16%
Van Kampen Growth and Income	73	$10.91	$10.98	$807	0.91%	1.40%	1.65%	25.92%	26.24%
Van Kampen Aggressive Growth	2	$4.19	$4.22	$10	0.00%	1.40%	1.65%	36.41%	36.75%
Lord Abbett Growth and Income	65	$10.42	$10.47	$685	0.83%	1.40%	1.65%	28.86%	29.18%
Lord Abbett Bond Debenture	21	$11.95	$12.00	$252	4.09%	1.40%	1.65%	16.06%	16.36%
Lord Abbett Mid-Cap Value	26	$10.30	$10.34	$272	0.60%	1.40%	1.65%	22.70%	23.01%

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

	As of December 31, 2002				For the Year Ended December 31, 2002
Fund Name	Units (000's)	Unit Fair Value Lowest	Unit Fair Value Highest	Net Assets (000's)	Investment Income Ratio*	Expense Ratio Lowest**	Expense Ratio Highest**	Total Return Lowest***	Total Return Highest***
PIC Growth and Income	30	$14.63	$14.73	$445	0.33%	1.40%	1.65%	-12.76%	-12.54%
PIC International Equity	22	$10.91	$10.98	$238	0.32%	1.40%	1.65%	-19.76%	-19.48%
PIC Global Income	26	$16.26	$16.36	$421	4.27%	1.40%	1.65%	4.61%	5.11%
PIC Small Cap Value	10	$17.07	$17.18	$166	0.22%	1.40%	1.65%	-19.09%	-7.95%
PIC CORE U.S. Equity	32	$17.97	$18.08	$578	0.23%	1.40%	1.65%	-23.88%	-19.14%
PIC Capital Growth	35	$15.83	$15.93	$554	0.10%	1.40%	1.65%	-25.68%	-18.61%
Calvert Social Small Cap Growth	5	$10.42	$10.48	$50	1.49%	1.40%	1.65%	-28.70%	-23.63%
Calvert Social Balanced	18	$10.66	$10.73	$192	2.98%	1.40%	1.65%	-13.60%	-9.90%
MFS Emerging Growth	22	$8.83	$8.89	$192	0.00%	1.40%	1.65%	-34.85%	-25.23%
MFS Research	31	$8.73	$8.78	$271	0.27%	1.40%	1.65%	-25.78%	-21.42%
MFS Investors Trust	30	$9.14	$9.20	$275	0.56%	1.40%	1.65%	-22.27%	-17.89%
MFS Total Return	26	$13.13	$13.21	$344	1.55%	1.40%	1.65%	-8.16%	-6.49%
MFS New Discovery	14	$12.40	$12.48	$179	0.00%	1.40%	1.65%	-32.76%	-25.17%
MFS Utilities	17	$8.20	$8.26	$144	2.43%	1.40%	1.65%	-24.03%	-16.19%
MFS Investors Growth Stock	5	$4.62	$4.64	$21	0.00%	1.40%	1.65%	-28.73%	-21.64%
Oppenheimer Aggressive Growth	24	$9.24	$9.29	$226	0.68%	1.40%	1.65%	-28.98%	-21.27%
Oppenheimer Capital Appreciation	33	$11.65	$11.72	$384	0.59%	1.40%	1.65%	-28.07%	-21.28%
Oppenheimer Main Street	97	$9.29	$9.35	$907	0.73%	1.40%	1.65%	-20.14%	-19.36%
Oppenheimer Money Fund	375	$1.29	$1.30	$487	1.43%	1.40%	1.65%	-0.20%	0.05%
Oppenheimer Strategic Bond	26	$11.70	$11.78	$307	9.84%	1.40%	1.65%	3.02%	5.94%
Oppenheimer Global Securities	16	$12.07	$12.14	$190	0.57%	1.40%	1.65%	-23.42%	-22.79%
Oppenheimer High Income	6	$9.86	$9.93	$63	12.34%	1.40%	1.65%	-5.20%	-3.76%
Van Eck Hard Asset	0	$10.47	$11.78	$4	0.84%	1.40%	1.65%	-14.85%	-4.19%
Van Kampen Emerging Growth	64	$3.26	$3.28	$211	0.34%	1.40%	1.65%	-33.60%	-27.18%
Van Kampen Enterprise	42	$4.22	$4.24	$179	0.42%	1.40%	1.65%	-30.50%	-23.04%
Van Kampen Comstock	55	$9.91	$9.96	$553	0.60%	1.40%	1.65%	-20.58%	-19.37%
Van Kampen Growth and Income	54	$8.66	$8.70	$469	0.84%	1.40%	1.65%	-18.37%	-15.70%
Van Kampen Asset Allocation	0	$9.00	$9.04	$0	12.43%	1.40%	1.65%	-3.76%	-0.94%
Van Kampen Aggressive Growth	2	$3.07	$3.08	$7	0.00%	1.40%	1.65%	-33.64%	-28.23%
Goldman Sachs Internet Tollkeeper	0	$3.60	$3.62	$0	0.00%	1.40%	1.65%	-20.40%	-0.94%
Lord Abbett Growth and Income	16	$8.09	$8.10	$131	2.79%	1.40%	1.65%	-18.30%	-18.17	%(a)
Lord Abbett Bond Debenture	10	$10.30	$10.31	$101	8.21%	1.40%	1.65%	1.95%	2.13	%(a)
Lord Abbett Mid-Cap Value	11	$8.39	$8.41	$94	2.12%	1.40%	1.65%	-14.86%	-14.71	%(a)

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)
Start date May 1, 2002.

        The following is a summary of Separate Account expense charges which are assessed either as a direct reduction in unit values or through a redemption of units for all contracts contained within the Separate Account:

Expense Type	Range

Mortality and Expense Risk change
To compensate PLAIC for assuming mortality and expense risks, a daily mortality and expense risk is deducted through the reduction of unit values. The charge is assessed on an annual basis and is calculated as a percent of the average daily net assets and varies depending on the product purchased and the death benefit option selected.	1.25% - 1.40%

Administrative Charge An annual fee is assessed to reimburse PLAIC for expenses incurred in the administration of the contract and the Separate Account. The charge is assessed through the reduction of unit values.	0.15%

Contract Maintenance Fee
This annual charge is assessed through the redemption of units and is waived when the account value or purchase payments less surrenders and associated surrender charges equals or exceeds $50,000.	$0 - $30

Surrender Charge (Contingent Deferred Sales Charge)
This charge is assessed as a percent of the amount surrendered and is imposed to reimburse PLAIC for some of the costs of distributing the contracts. The percentage charged is assessed through the redemption of units and is based upon the number of full years which have elapsed between the date the contract was purchased and the surrender date.	0.00% - 7.00%

Transfer Fee Currently there is no fee charged for transfers; however, PLAIC has reserved the right to charge for each transfer after the first 12 transfers in any contract year as a redemption of units.	$25

6.    RELATED PARTY TRANSACTIONS

        Contract owners' net payments represent premiums received from policyholders less certain deductions made by PLAIC in accordance with the contract terms. These deductions include, where appropriate, taxes, surrender, mortality and expense risk, and administrative charges. These deductions are made to the individual contracts in accordance with the terms governing each contract, as set forth in the contract.

        PLAIC offers a loan privilege to certain contract owners. Such contract owners may obtain loans using the contract as the only security for the loan. Loans are subject to provisions of the Internal Revenue Code of 1986, as amended, and to applicable retirement program rules. There were no loans outstanding as of December 31, 2006.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENT OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS

(Statutory Basis)

(unaudited)

September 30, 2007
($ in thousands except share data)
ADMITTED ASSETS
Bonds (market: 2007 — $479,944)	$472,456
Preferred stocks (cost: 2007 — $38,514)	38,842
Mortgage loans on real estate	2,605
Contract loans	50,000
Cash on hand and on deposit	6,412
Short term investments	1,195
Receivable for securities	47

Total cash and investments	571,557
Amounts recoverable from reinsurers	1,125
Deferred and uncollected premiums	(303)
Investment income due and accrued	7,806
Deferred tax asset	1,094
Current federal income tax receivable	0
Other assets	631
Assets held in separate accounts	44,906

Total admitted assets	$626,816

LIABILITIES AND CAPITAL AND SURPLUS
Aggregate reserves:
Life policies and contracts	$493,212
Accident and health	6,192
Liability for deposit-type contracts	5,959
Policy and contract claims:
Life	1,029
Accident and health	119
Other policyholders' funds and policy and contract liabilities	757
Interest maintenance reserve (IMR)	3,611
Transfers to separate accounts due or accrued, net	6,514
Payable for securities	2,991
Taxes, licenses, and fees due or accrued	90
Remittances and items not allocated	2,263
Asset valuation reserve (AVR)	3,800
Payable to parent, subsidiaries, and affiliates	1,493
Funds held under coinsurance	3,096
Other liabilities	1,900
Liabilities held in separate accounts	44,906

Total liabilities	577,932

Capital and surplus:
Common stock, $10 par value; 500,000 shares authorized; 250,000 shares issued and outstanding	2,500
Preferred stock, $1 par value; shares authorized, issued and outstanding: 2,000	2
Gross paid-in and contributed surplus	176,726
Aggregate write-ins for other than special surplus funds	5
Unassigned deficit	(130,349)

Total capital and surplus	48,884

Total liabilities and capital and surplus	$626,816

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS

(Statutory Basis)

(unaudited)

Nine months ended September 30, 2007
($ in thousands)
Income:
Premiums and annuity considerations	$65,196
Net investment income	24,741
Commissions and expense allowances on reinsurance ceded	2,004
Amortization of interest maintenance reserve	208
Net loss from operations from Separate Accounts Statement	(350)
Other income	94

Total income	91,893

Benefits and expenses:
Death and annuity benefits	6,098
Accident and health benefits	1,121
Surrender benefits and other fund withdrawals	19,801
Other policy and contract benefits	214
Increase in aggregate reserves	47,126
Commissions and expense allowances on reinsurance assumed	351
Other commissions	4,762
General expenses	5,152
Insurance taxes, licenses, and fees	766
Transfers from separate accounts, net	(4,373)
Other expenses, net	52

Total benefits and expenses	81,070

Net income from operations before dividends to policyholders and federal income taxes	10,823
Dividends to policyholders	72
Federal income taxes	4,539

Net income from operations	6,212
Net realized capital gains (losses) (less $(146) of capital gains tax and excluding $(146) transferred to the IMR)	—

Net income	$6,212

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENT OF CASH FLOW

(Statutory Basis)

(unaudited)

Nine months ended September 30, 2007
($ in thousands)
Cash from operations
Premiums collected net of reinsurance	$64,306
Net investment income	24,890
Miscellaneous income	1,748
Benefit and loss related payments	(27,847)
Net transfers to Separate Accounts	4,276
Commissions, expenses paid and aggregate write-ins for deductions	(11,027)
Dividends paid to policyholders	(75)
Federal and foreign income taxes paid	(2,155)

Net cash from operations	54,116

Cash from investments
Proceeds from investments sold, matured or repaid:
Bonds	23,567
Stocks	204
Net gains on cash, cash equivalents and short-term investments	3,060

Total investment proceeds	26,831
Cost of investments acquired:
Bonds	(72,704)
Mortgage loans	(2,099)

Total investments acquired	(74,803)

Net decrease in policy loans and premium notes	719

Net cash from investments	(47,253)

Cash from financing and miscellaneous sources
Cash applied:
Net deposits on deposit-type contracts and other insurance liabilities	(441)
Other cash applied	(6,453)

Net cash from financing and miscellaneous sources	(6,894)

Net change in cash, cash equivalents and short-term investments	(31)
Cash and short term investments, beginning of year	7,638

Cash and short term investments, end of period	$7,607

Supplemental disclosures of cash flow information for non-cash transactions:
FPL Financial Group-tax free exchange	2,980
Northeast Pipeline Group-tax free exchange	2,990

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS

September 30, 2007

(unaudited)

1.    Summary of Significant Accounting Policies

  A.
  Accounting Practices

    The financial statements of Protective Life and Annuity Insurance Company (the Company) have been prepared in conformity with accounting practices prescribed or permitted by the Alabama Department of Insurance (the Department). The Company is a stock, legal reserve, life and accident and health insurer.

    The Department recognizes only statutory practices prescribed or permitted by the State of Alabama for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under Alabama Insurance Law. The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual, version effective January 1, 2001, (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Alabama. The State has adopted certain prescribed accounting practices that differ from those found in NAIC SAP.

    The Company has no material prescribed or permitted practices at September 30, 2007, December 31, 2006, or for the nine months ending September 30, 2007.

  B.
  Use of Estimates in the Preparation of the Financial Statements

    The preparation of financial statements in conformity with Statutory Accounting Principles requires management to make various estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as well as the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

2.    Commitments and Contingent Liabilities

          Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

          A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in come class action and other lawsuits, companies have made material settlement payments. The Company, like other financial services companies, in the ordinary course of business, is involved in such litigation and in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

3.    Analysis of Annuity Actuarial Reserves and Deposit Type Liabilities by Withdrawal Characteristics

        Withdrawal characteristics of annuity actuarial reserves and deposit liabilities are as follows:

September 30, 2007

	(in thousands)
Subject to discretionary withdrawal:
— with market value adjustments	$42,095	38.3%
— at book value less surrender charge	48,535	44.2
— at market	6,882	6.3

Subtotal	97,512	88.8
Subject to discretionary withdrawal — without adjustments
— at book value (minimal or no charge or adjustment)	6,240	5.7
Not subject to discretionary withdrawal provision	6,087	5.5

Total annuity actuarial reserves and deposit fund liabilities (gross)	109,839	100.0%

Less: reinsurance	0

Total annuity actuarial reserves and deposit liabilities (net)*	$109,839

*Reconciliation of total annuity actuarial reserves and deposit fund liabilities:
Life & Accident & Health Annual Statement:
Exhibit 5, Section B, Totals (net)	$54,630
Exhibit 5, Section C, Totals (net)	77
Exhibit 7, Column 1, Line 14	5,959

Subtotal	60,666

Separate Accounts Annual Statement:
Page 3, Line 1, Column 3, Totals	49,173
Page 3, Line 2, Column 3, Totals	0

Subtotal	49,173

Total annuity actuarial reserves and deposit fund liabilities	$109,839

PricewaterhouseCoopers LLP 1901 6th Ave. North Suite 1600 Birmingham AL 35203 Telephone (205) 252 8400 Facsimile (205) 252 7776

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Share Owners of
Protective Life and Annuity Insurance Company:

         We have audited the accompanying statutory statements of admitted assets, liabilities, and capital and surplus of Protective Life and Annuity Insurance Company (the "Company") as of December 31, 2006 and 2005, and the related statutory statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As described in Notes 1 and 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Alabama, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between such practices and accounting principles generally accepted in the United States of America are material; they are described in Note 2.

         In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2006 and 2005, or the results of its operations or its cash flows for the years then ended.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

         Our audit was conducted for the purpose of forming an opinion on the basic statutory basis financial statements taken as a whole. The accompanying Supplemental Selected Financial Data Schedule, Summary Investment Schedule and Investment Risk Interrogatories of the Company as of December 31, 2006 and for the year then ended are presented for purposes of additional analysis and are not a required part of the basic statutory basis financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic statutory basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory basis financial statements taken as a whole.

PricewaterhouseCoopers LLP

Birmingham, Alabama
April 13, 2007

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS

(Statutory Basis)

	December 31
	2006	2005
	($ in thousands, except share data)
ADMITTED ASSETS
Bonds (market: 2006 — $459,694; 2005 — $530,999)	$444,626	$504,198
Preferred stocks (cost: 2006 — $17,119; 2005 — $4,313)	17,132	4,313
Mortgage loans on real estate	710	954
Contract loans	50,726	50,842
Cash on hand and on deposit	3,320	5,582
Short term investments	4,319	27,511
Receivable for securities	115	36

Total cash and investments	520,948	593,436
Amounts recoverable from reinsurers	1,213	1,185
Deferred and uncollected premiums	(1,528)	(1,561)
Investment income due and accrued	8,237	9,406
Deferred tax asset	1,221	1,043
Current federal income tax receivable	2,375	69
Other assets	398	225
Assets held in separate accounts	46,911	56,679

Total admitted assets	$579,775	$660,482

LIABILITIES AND CAPITAL AND SURPLUS
Aggregate reserves:
Life policies and contracts	$445,666	$445,091
Accident and health	6,612	7,650
Liability for deposit-type contracts	6,400	6,093
Policy and contract claims:
Life	1,075	1,723
Accident and health	137	145
Other policyholders' funds and policy and contract liabilities	1,100	1,458
Interest maintenance reserve (IMR)	3,549	4,529
Transfers to separate accounts due or accrued, net	6,611	6,843
Taxes, licenses, and fees due or accrued	41	192
Remittances and items not allocated	1,447	1,539
Asset valuation reserve (AVR)	3,545	4,652
Payable to parent, subsidiaries, and affiliates	6,536	2,845
Funds held under coinsurance	4,928	11,496
Other liabilities	2,123	2,177
Liabilities held in separate accounts	46,911	56,679

Total liabilities	536,681	553,112

Capital and surplus:
Common stock, $10 par value; 500,000 shares authorized; 250,000 shares issued and outstanding	2,500	2,500
Preferred stock, $1 par value; shares authorized, issued and outstanding: 2,000	2	2
Gross paid-in and contributed surplus	176,726	176,726
Aggregate write-ins for other than special surplus funds	6	7
Unassigned deficit	(136,140)	(71,865)

Total capital and surplus	43,094	107,370

Total liabilities and capital and surplus	$579,775	$660,482

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF OPERATIONS

(Statutory Basis)

	December 31
	2006	2005
	($ in thousands)
Income:
Premiums and annuity considerations	$25,841	$26,942
Net investment income	33,304	37,039
Commissions and expense allowances on reinsurance ceded	2,412	2,665
Amortization of interest maintenance reserve	392	460
Net loss from operations from Separate Accounts Statement	(384)	(161)
Other income	145	183

Total income	61,710	67,128

Benefits and expenses:
Death and annuity benefits	8,488	10,227
Accident and health benefits	1,512	1,620
Surrender benefits and other fund withdrawals	32,829	29,934
Other policy and contract benefits	401	197
Increase in aggregate reserves	(463)	(2,856)
Commissions and expense allowances on reinsurance assumed	485	398
Other commissions	2,906	4,223
General expenses	7,056	7,109
Insurance taxes, licenses, and fees	1,006	1,451
Transfers from separate accounts, net	(12,880)	(6,939)
Other expenses, net	330	209

Total benefits and expenses	41,670	45,573

Net income from operations before dividends to policyholders and federal income taxes	20,040	21,555
Dividends to policyholders	99	98
Federal income taxes	7,113	4,796

Net income from operations	12,828	16,661
Net realized capital gains (losses) (less $(270) and $1,257 of capital gains tax in 2006 and 2005, respectively, and excluding $(588) and $2,742 transferred to the IMR in 2006 and 2005, respectively)	17	(254)

Net income	$12,845	$16,407

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN CAPITAL AND SURPLUS

(Statutory Basis)

($ in thousands)
Capital and surplus, December 31, 2004	$105,383
Net income for 2005	16,407
Change in nonadmitted assets and related items	1,979
Change in asset valuation reserve	866
Change in net deferred income tax	(2,615)
Cash dividends to share owner on common stock	(14,650)

Capital and surplus, December 31, 2005	107,370
Net income for 2006	12,845
Change in nonadmitted assets and related items	(39)
Change in asset valuation reserve	1,107
Change in net deferred income tax	311
Cash dividends to share owner on common stock	(78,500)

Capital and surplus, December 31, 2006	$43,094

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

STATEMENTS OF CASH FLOWS

(Statutory Basis)

	December 31
	2006	2005
	($ in thousands)
Cash from operations
Premiums and annuity considerations	$25,847	$29,698
Commissions and expense allowances on reinsurance ceded	2,412	2,665
Net investment income	34,033	37,034
Miscellaneous income	(240)	1,015
Benefit and loss related payments	(44,264)	(39,063)
Commissions and expenses paid	(11,703)	(13,639)
Net transfers from separate accounts	12,648	9,856
Dividends paid to policyholders	(99)	(103)
Federal and foreign income taxes recovered	(9,436)	(5,593)

Net cash from operations	9,198	21,870

Cash from investments
Proceeds from investments sold, matured or repaid:
Bonds	133,632	99,772
Mortgage loans	243	224

Total investment proceeds	133,875	99,996
Cost of investments acquired:
Bonds	(87,280)	(67,148)
Stocks	0	(4,313)
Miscellaneous investment applications	(95)	(34)

Total investments acquired	(87,375)	(71,495)
Net decrease in policy loans and premium notes	115	2,167

Net cash from investments	46,615	30,668

Cash from financing and miscellaneous sources
Cash provided (applied):
Funds held under coinsurance	(6,568)	(14,217)
Net withdrawals on deposit-type contract funds	307	2,780
Dividends paid to shareowner	(78,500)	(14,650)
Other cash provided, net	3,494	(2,743)

Net cash from financing and miscellaneous sources	(81,267)	(28,830)

Net change in cash and short term investments	(25,454)	23,708
Cash and short term investments, beginning of year	33,093	9,385

Cash and short term investments, end of year	$7,639	$33,093

See notes to the financial statements (statutory basis).

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

NOTES TO THE FINANCIAL STATEMENTS

as of and for the years ended December 31, 2006 and 2005

(Statutory Basis)

1.    GENERAL

        Basis Of Presentation — The statutory financial statements of Protective Life and Annuity Insurance Company (the Company) have been prepared in conformity with accounting practices prescribed or permitted by the Alabama Department of Insurance (the Department). The Company is a stock, legal reserve, life, and accident and health insurer.

        All outstanding shares of the Company's common stock are owned by Protective Life Insurance Company (PLICO), a life insurance company domiciled in the State of Tennessee. All outstanding shares of the Company's preferred stock are owned by Protective Life Corporation (PLC), an insurance holding company domiciled in the State of Delaware. PLICO is a wholly owned subsidiary of PLC. Other affiliated insurers include Empire General Life Assurance Corporation (EGLAC), Pacific Captive Insurance Company, Golden Gate Captive Insurance Company, Citizens Accident and Health Insurance Company, Lyndon Southern Insurance Company, Lyndon Property Insurance Company, Gulfco Life Insurance Company, Tower Captive Insurance Company, Chase Insurance Life and Annuity Company, Chase Life & Annuity Company, Chase Life & Annuity Company of New York, Chase Insurance Life Company, Chase Insurance Life Company of New York, and West Coast Life Insurance Company.

        The Department recognizes only statutory practices prescribed or permitted by the State of Alabama for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under Alabama Insurance Law. The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures manual, version effective January 1, 2001, (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the state of Alabama. The State has adopted certain prescribed accounting practices that differ from those found in NAIC SAP.

        The Company has no material permitted practices at or for the years ending December 31, 2006 or 2005.

        The preparation of financial statements in conformity with Statutory Accounting Principles requires management to make various estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates.

        Nature of Operations — The Company is the entity through which PLC markets, distributes and services insurance and annuity products in New York. New York direct premiums were 89.2% of total direct premiums and life direct premiums accounted for 75% of total direct premiums.

        Summary of Significant Accounting Policies — The Company uses the following accounting policies:

  Cash and Investments

        Investments are stated at values prescribed by the NAIC. Bonds not backed by other loans are stated at amortized cost using the interest method, with two exceptions. Bonds with a NAIC designation of 6 are carried at the lower of amortized cost or market. Bonds with a NAIC designation of 6* are carried at zero. 6* means the NAIC designation was assigned by the Securities Valuation

Office of the NAIC due to inadequate certification of interest and principal payments. The difference in cost and carrying value for 6 and 6* bonds is reflected in unassigned surplus.

        Loan-backed bonds and structured securities are stated at amortized cost and utilize anticipated prepayments to determine the effective yield at purchase. Prepayment assumptions for loan-backed bonds and structured securities were obtained from broker-dealer survey values, outside market data providers or internal estimates. These assumptions are consistent with the current interest rate and economic environment. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method.

        Bond market values are determined using rates prescribed by the NAIC, when available. For bonds with no published NAIC rate or where the NAIC market rate is amortized cost, quoted market prices or estimates from independent pricing services are used.

        Mortgage loans on real estate are stated at the aggregate unpaid balance. Book value adjustments are made for other-than-temporary declines. Temporary declines in value are reflected in unassigned surplus.

        Contract loans are carried at the unpaid principal balance, which do not exceed the cash surrender value. Interest is capitalized on anniversary date.

        Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company reviews the credit worthiness of these financial institutions and believes there is minimal risk of material loss.

        Short-term investments are stated at amortized cost, which approximates fair value. Short-term investments include those investments whose maturities at the time of acquisition were one year or less.

        Receivables and payables for securities represent balances outstanding with brokers related to purchase and sale transactions. These balances are cleared as amounts are received or paid.

        Investment income is recorded when earned.

        Realized gains and losses on the sale or maturity of investments are determined on the basis of specific identification and are included in the Statements of Operations, net of the amount transferred to the Interest Maintenance Reserve and net of applicable federal income taxes. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value.

  Premium revenue and related commissions

        Premiums and annuity considerations are recognized over the premium paying periods of policies. Annuity considerations are recognized as revenue when received. Premiums for flexible premiums/universal life policies and single premium credit life are recognized as revenues when collected.

Premiums for traditional life insurance products are recognized as revenues when due. Accident and health premiums are earned ratably over the terms of the related insurance contracts.

        Considerations for deposit type contracts, which do not have any life contingencies, are recorded directly to the related liability.

        Acquisition costs, such as commissions and other costs related to new business, are expensed as incurred.

        The amount of dividends to be paid to policyholders is determined annually by the Company's Board of Directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

  Aggregate Reserves for Policies and Contracts

        Policy reserves for future policy benefits are actuarially computed in accordance with certain state statutes and administrative regulations including both net level and modified reserve bases. The mortality table and interest assumptions currently being used on the majority of policies in force are the 1941, 1958, 1980 and 2001 Commissioner's Standard Ordinary tables with 2.25% to 6.0% interest. These liabilities are computed using statutory actuarial tables, which do not allow for modification based on the Company's experience, investment yields, mortality or withdrawals. Aggregate reserves are shown net of the credit taken for reinsurance ceded.

        The Company waives deduction of deferred fractional premiums upon death of the insureds and returns any portion of the final premium beyond the month of death. The Company has certain surrender values in excess of the legally computed reserves which are included in the liability section of the Statements of Admitted Assets, Liabilities, and Capital and Surplus.

        The method used in the valuation of substandard policies is based on the normal tabular reserves plus one half of the annual substandard extra premium.

        As of December 31, 2006, the Company has $1.1 billion of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the State of Alabama. Reserves to cover this insurance totaled $4.3 million and are reported in the liability section of the Statements of Admitted Assets, Liabilities and Capital and Surplus. Tabular interest, tabular less actual reserves released and tabular cost are determined by formula.

        The Company's variable annuity contracts contain guaranteed minimum death benefit (GMDB) features. All contracts contain a return of premium benefit and certain contracts, at the contract holder's option, contain a maximum anniversary value feature. The death benefit for the maximum anniversary value feature is guaranteed at the greatest account value on any contract anniversary date since contract inception. Contract holders who choose these options are charged additional annual fees for this benefit. For contracts with the return of premium benefit, the GMDB is premium minus partial withdrawals whereas the GMDB under contracts that have the maximum anniversary value feature is reduced for partial withdrawals on a dollar for dollar basis. Reserves for GMDB are calculated in accordance with Actuarial Guideline 34, "Variable Annuity Minimum Guaranteed Death Benefit Reserves," and are based on the 1994 GMDB mortality table with interest rates from 5.25% to 7.5%. Gross reserves were $73 thousand at December 31, 2006 and 2005. The Company does not reinsure the GMDB feature.

        Reserves for deposit type funds are equal to deposits received and interest credited to contract holders less surrenders and withdrawals that represent a return to the contract holder. Interest rates credited ranged from 3.1% to 7.6% for immediate annuities during 2006.

        Liabilities for accident and health policies include unearned premiums and additional reserves. The liability for future policy benefits and claims on life and health insurance products includes estimated unpaid claims that have been reported to the Company and claims incurred but not yet reported. Changes in estimates are reflected in earnings currently.

        Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company's valuation actuary using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates specified by regulatory authorities for disability income business.

        The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54 — "Individual and Group Accident and Health Contracts."

  Asset Valuation Reserve (AVR) and Interest Maintenance Reserve (IMR)

        The Company established certain reserves as required by NAIC SAP. The AVR is based upon a statutory formula as prescribed by the NAIC to provide a standardized reserve for realized and unrealized losses from default and/or equity risks associated with all invested assets, excluding cash, contract loans, premium notes, collateral loans, and investment receivables. Realized gains and losses related to fixed maturities resulting from changes in credit quality and capital gains and losses related to all other investments, net of applicable federal income taxes, are reflected in the calculation of AVR. Unrealized gains and losses, net of applicable deferred federal income taxes, are also reflected in the calculation. Changes in AVR are charged or credited directly to unassigned surplus.

        The IMR captures realized gains and losses, net of applicable federal income taxes, from the sale of fixed maturities. The portion of these realized gains and losses resulting from changes in the general level of interest rates is not recognized currently, but is amortized into income over the approximate remaining life of the investment sold.

  Federal Income Taxes

        The provision for federal income taxes is computed in accordance with those sections of the Internal Revenue Code applicable to life insurance companies. Deferred income taxes are provided based upon the expected future impact of differences between the financial statement and tax basis of assets and liabilities. The admission of gross deferred income tax assets is subject to various limitations as specified by NAIC SAP. Changes in deferred tax assets and liabilities are recognized as a separate component of gains and losses in unassigned surplus.

  Reinsurance

        In the normal course of business the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from other reinsurers. Amounts recoverable from reinsurers related to paid policy claims are included in Amounts recoverable from reinsurers in the Statements of Admitted Assets, Liabilities and Capital and Surplus. Insurance liabilities are reported net of reinsurance recoverables in the Statements of Admitted Assets, Liabilities and Capital and Surplus. Receivables and payables from the same reinsurer, including funds withheld, are offset. For reserve credits taken related to reinsurers considered to be unauthorized by the Department, the Company must obtain letters of credit, funds withheld, or other forms of collateral in amounts at least equal to reserve credits. To the extent such collateral is not obtained, the Company must record a liability for reinsurance in unauthorized companies. Reinsurance premiums ceded and reinsurance recoveries on policy claims are netted against the respective earned premiums and policy claims in the Statements of Operations. Revenues from commission and expense allowances on reinsurance ceded are recognized in the period in which the transaction occurs and recorded in commissions and expense allowances ceded.

  Separate Accounts

        The Company issues market value adjusted annuities and has a block of deferred variable annuities. Absent any contract guarantees, either a minimum return or account value upon death or annuitization, variable annuity and life contract holders bear the investment risk that the Separate Accounts funds may not meet their stated investment objectives. The assets and liabilities related to Separate Accounts are valued at market and reported separately as assets and liabilities related to Separate Accounts. Fees charged on separate account contract owner deposits are included in the Statements of Operations. In the event that the asset value of certain contract holder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings.

2.    STATUTORY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DIFFERENCES

        Accounting practices prescribed or permitted by the Department vary in some respects from accounting principles generally accepted in the United States of America (GAAP). A summary of significant accounting practices, which differ from GAAP, are as follows:

  (1)
  the costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred and thus are not amortized over the period benefited, whereas premiums are taken into earnings over the premium paying period of the related policies;

  (2)
  deposits to universal life contracts, investment contracts and limited payment contracts are credited to revenue;

  (3)
  future policy benefit reserves are based on statutory mortality and interest requirements without the consideration of the Company's experience, investment yields, mortality, or withdrawals;

  (4)
  assets must be included in the statutory financial statements at "admitted asset value" and "nonadmitted assets" must be excluded through a charge against surplus;

  (5)
  bonds and short term investments are generally carried at amortized cost and preferred stocks at cost, irrespective of the Company's investment portfolio activity;

  (6)
  certain assets and liabilities are reported net of ceded reinsurance balances;

  (7)
  realized capital gains and losses are reflected net of transfers to IMR and federal income tax in the Statements of Operations;

  (8)
  deferred federal income tax is provided based upon the expected future impact of differences between the financial statement and tax basis of assets and liabilities. The admission of gross deferred income taxes is subject to various limitations as specified by NAIC SAP. In addition, changes in deferred tax assets and liabilities are recognized as a separate component of gains and losses in unassigned surplus;

  (9)
  adjustments reflecting the revaluation of investments at the statement date are carried to the surplus account as unrealized investment gains or losses, without providing for federal income tax or income tax reductions;

  (10)
  sales of assets between affiliated companies are generally recorded at fair value;

  (11)
  the AVR is reported as a liability rather than as a reduction in investments and is charged directly to surplus;

  (12)
  the IMR is reported as a liability and the amortization of the IMR is reported as revenue;

  (13)
  the statements of cash flows are presented in the required statutory format;

  (14)
  the changes in nonadmitted assets, net deferred income taxes, reserves on account of a change in valuation basis, AVR, liability for unauthorized reinsurance, and net unrealized capital gains and losses are recorded as direct increases and decreases to surplus;

  (15)
  life insurance premiums deferred and uncollected represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current policy year has been collected;

  (16)
  policy reserves for future policy benefits are actuarially computed in accordance with certain state statutes and administrative regulations including both net level and modified reserve bases. These liabilities are computed using statutory actuarial tables which do not allow for modification based on the Company's experience, investment yields, mortality, or withdrawals. Aggregate reserves are shown net of the credit taken for reinsurance;

  (17)
  for reserve credits taken related to reinsurers considered "unauthorized" by the Department, the Company must obtain letters of credit, funds withheld or other forms of collateral in amounts at least equal to the reserve credits. To the extent such collateral is not obtained, the Company must record a liability for reinsurance in unauthorized companies with a charge to unassigned surplus;

  (18)
  market value adjusted annuities are included in the Company's general account for GAAP purposes, but are included in Separate Accounts on a statutory basis.

        The net income and capital and surplus prepared in conformity with statutory accounting practices compared to that reported in conformity with GAAP are as follows:

	Net Income		Capital and Surplus
	2006	2005	2006	2005
	($ in thousands)
In conformity with statutory accounting practices	$12,845	$16,407	$43,094	$107,370
Policyholder benefits and reserves	(1,578)	(1,668)	(5,243)	(5,823)
AVR	0	0	3,545	4,652
IMR	(393)	(460)	3,549	4,529
Nonadmitted assets	0	0	278	239
Deferred acquisition costs	(4,980)	(4,234)	89,280	91,621
Investments	0	0	17,975	32,058
Federal income tax	1,510	(1,782)	(32,952)	(40,993)
Other	2,701	6,022	1,356	3,118

In conformity with GAAP	$10,105	$14,285	$120,882	$196,771

        The principle effects on the statements of cash flows for the differences between statutory accounting practices compared to that reported in conformity with GAAP have not been quantified, although they are presumed to be material.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

NOTES TO THE FINANCIAL STATEMENTS

as of and for the years ended December 31, 2006 and 2005

(Statutory Basis)

3.    INVESTMENTS

  Net Investment Income

        Net investment income for the years ended December 31 consists of the following:

	2006	2005
	($ in thousands)
Bonds	$30,654	$35,179
Stocks	256	143
Mortgage loans	69	88
Cash, cash equivalents and short term investments	142	309
Contract loans	3,577	3,511
Other	409	(175)

Total investment income	35,107	39,055
Investment expenses	(1,803)	(2,016)

Net investment income	$33,304	$37,039

        Due and accrued income is excluded from investment income on the following basis:

        Mortgage loans — on loans delinquent more than one year or where collection of interest is uncertain.

        Bonds — where collection of interest is uncertain.

        The total amount of due and accrued investment income excluded was $352 thousand and $287 thousand at December 31, 2006 and 2005, respectively.

  Realized gains and (losses)

        Realized investment gains (losses) for the years ended December 31 are summarized as follows:

	2006	2005
	($ in thousands)
Bonds	$(826)	$3,745
Stocks	0	0
Cash, cash equivalents, and short-term investments	(15)	0
Other-than-temporary writedowns	0	0
Less:
Interest maintenance reserve	(588)	2,742
Federal income taxes	(270)	1,257

Net realized investment gains	$17	$(254)

        Proceeds from the sales of investments in bonds during 2006 and 2005 were approximately $109.9 million and $55.0 million, respectively. The Company realized gross gains of $1.2 million and $4.3 million on those sales for the years ending December 31, 2006 and 2005, respectively. Gross losses of $2.0 million and $569 thousand were realized on those sales for the year ending December 31, 2006 and 2005, respectively.

  Unrealized gains and (losses)

        The Company did not have any unrealized gains (losses) included in surplus for the years ending December 31, 2006 and 2005.

  Bonds

        The statement value and estimated market value of the Company's bond investments at December 31 are as follows:

	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
	($ in thousands)
2006
Bonds:
U.S. Governments	$6,909	$7	$(191)	$6,725
Special revenue & special assessment	30,777	115	(289)	30,603
Public utilities	79,381	3,082	(1,949)	80,514
Industrial and miscellaneous	327,559	17,719	(3,426)	341,852

Total bonds	444,626	20,923	(5,855)	459,694
Preferred stocks	17,132	511	(73)	17,570

Total bonds and preferred stocks	$461,758	$21,434	$(5,928)	$477,264

2005
Bonds:
U.S. Governments	$7,469	$24	$(196)	$7,297
Special revenue & special assessment	22,375	158	(115)	22,418
Public utilities	119,445	5,163	(2,033)	122,575
Industrial and miscellaneous	354,909	26,155	(2,355)	378,709

Total bonds	504,198	31,500	(4,699)	530,999
Preferred stocks	4,313	163	0	4,476

Total bonds	$508,511	$31,663	$(4,699)	$535,475

        The statement value and estimated market value of bonds at December 31, 2006, by expected maturity is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain of these obligations.

	Statement Value	Estimated Market Value
	($ in thousands)
Due in 1 year or less	$7,034	$7,081
Due after 1 year through 5 years	57,029	58,030
Due after 5 years through 10 years	107,741	110,319
Due after 10 years	204,385	215,812

Subtotal	376,189	391,242
Mortgage back securities	68,437	68,452

Total bonds	$444,626	$459,694

        The Company's investment gross unrealized losses and estimated market value, aggregated by investment category and length of time that individual securities have been in a continuous loss position, at December 31, 2006 are as follows:

	Less Than 12 Months		12 Months or More		Total
	Estimated Market Value	Gross Unrealized Loss	Estimated Market Value	Gross Unrealized Loss	Estimated Market Value	Gross Unrealized Loss
	($ in thousands)
U. S. Governments	$0	$0	$6,020	$191	$6,020	$191
Special revenue & special assessment	10,144	49	9,882	240	20,026	289
Public Utilities	17,429	470	14,876	1,479	32,305	1,949
Industrial and miscellaneous	25,657	856	44,116	2,570	69,773	3,426

Total	$53,230	$1,375	$74,894	$4,480	$128,124	$5,855

        The Company generally considers a number of factors in determining whether the impairment is other than temporary. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) the intent and ability of the Company to hold the investment until recovery, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position and continued viability of the issuer are significant measures considered. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until recovery.

        The Company had securities in an unrealized loss position for greater than 12 months of $4.5 million at December 31, 2006, composed of $979 thousand, $838 thousand and $980 thousand,

respectively, of public utilities, communications and basic industrial industry securities. The remaining $1.6 million is primarily attributed to U.S. government bonds, insurance and transportation securities. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered included credit ratings, the financial health of the investee, the continued access of the investee to capital markets, and other pertinent information.

        Bonds issued by the following companies exceeded 10% of capital and surplus at December 31, 2006.

Carrying Value
($ in thousands)
Cox Communications	$7,961
Enterprise Products	6,000
Inco LTD	5,999
FHLMC 2551 TE	5,998
Renaissance Reinsurance Holdings LTD	5,992
Ohio National Financial Services, Inc.	5,987
Comcast Corp.	5,987
Citizens Banking	5,986
Michigan Consolidated Gas	5,980
Montpeller RE Holdings	5,979
Unicom Corp.	5,975
AEP Texas Central Co.	5,973
Johnson Controls, Inc.	5,920
FHLMC 2870 AL	5,889
Banc of America Funding Corp.	5,767
Wells Fargo Mortgage Backed	5,652
Arizona Public Service	5,113
Northwest Natural Gas	5,000
Webster Bank	4,999
Phelps Dodge Corp.	4,994
Ohio Power	4,978
Jefferies Group, Inc.	4,974
Union Electric Co.	4,947
FHLMC 3117 ZC	4,684
U.S. Treasury Notes	4,470
Union Pacific Corp.	4,413

        At December 31, 2006 and 2005, bonds having a market value of $6.7 million and $6.9 million, respectively, were on deposit with various governmental authorities as required by law.

  Preferred Stock

        The following table details the Company's hybrid security holdings at December 31, 2006. These securities were previously classified as bonds, but were required to be reclassified as preferred stock at December 31, 2006.

  General Account Holdings

Cusip	Issuer	Description	Book / Adjusted Carrying Value
			($ in thousands)
06738C828	Barclays Bank PLC	Adj% Due Perpetual JD15	$3,000
42205MAB2	HBOS PLC	Adj% Due Perpetual AO1	2,000
05529MAA0	BB&T CAPITAL TRUST I	5.85% Due 8/18/2035 FA18	956
37333HAA0	Georgia Power Capital Trust IV	Adj% Due 11/1/2042 MN1	3,979
929767AA9	Wachovia Cap Tr I	7.64% Due 1/15/2027 JJ15	2,885

		TOTAL	$12,820

  Separate Account Holdings

Cusip	Issuer	Description	Book / Adjusted Carrying Value
			($ in thousands)
01039XAA8	Alabama Power Capital Trust V	Adj % Due 10/1/2042 AO1	$1,000
929767AA9	Wachovia Cap Tr I	7.64% Due 1/15/2027 JJ15	1,039

		TOTAL	$2,039

  Mortgage loans

        At December 31, 2006, the Company's mortgage loan portfolio had the following concentrations by type of property was characterized by the following:

% of Portfolio
Retail	81.5%
Office buildings	18.5%

Total	100.0%

        At December 31, 2006, the Company's mortgage loan portfolio had the following concentrations by location:

% of Portfolio
Tennessee	81.5%
Florida	18.5%

Total	100.0%

        The maximum percentage of any one loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, is generally 75%. At December 31, 2006, the Company had no mortgage loans that exceeded a 75% loan to value ratio.

        During 2006, the Company did not exclude any interest or reduce interest rates on any outstanding loans.

        At December 31, 2006 and 2005, the Company had no foreclosed properties.

4.    INCOME TAXES

        The Company is included in the consolidated federal income tax return of PLC and its subsidiaries. The method of allocation between the affiliates is subject to a written agreement. Pursuant to PLC's tax sharing agreement, income tax expense is allocated to those entities within the group as if each individual entity filed a separate return and the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent the Company's income tax benefit can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis. Income tax expense is settled periodically.

        The components of the net deferred tax asset recognized in the Company's Statements of Admitted Assets, Liabilities and Capital and Surplus at December 31 are as follows:

	2006	2005	Change
	($ in thousands)
Gross deferred tax assets	$1,959	$2,513	$(554)
Gross deferred tax liabilities	(549)	(1,414)	865
Net deferred tax asset	1,410	1,099	311
Deferred tax asset nonadmitted	(189)	(56)	(133)

Net admitted deferred tax asset	$1,221	$1,043	$178

	2005	2004	Change
	($ in thousands)
Gross deferred tax assets	$2,513	$4,397	$(1,884)
Gross deferred tax liabilities	(1,414)	(683)	(731)
Net deferred tax asset	1,099	3,714	(2,615)
Deferred tax asset nonadmitted	(56)	(1,915)	1,859

Net admitted deferred tax asset	$1,043	$1,799	$(756)

        The provisions for incurred taxes on earnings for the year ended December 31 are as follows:

	2006	2005
	($ in thousands)
Current year expense	$6,345	$4,776
Capital gains tax	(270)	1,257
Prior year under (over) accrual	768	20

Federal income taxes incurred	$6,843	$6,053

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2006	2005
	($ in thousands)
Deferred tax assets:
Deferred acquisition costs	$1,252	$1,936
Unearned premiums	200	240
Reserve weakening	34	72
Bonds	141	161
Other	332	104

Total deferred tax assets	1,959	2,513
Nonadmitted deferred tax asset	(189)	(56)

Admitted deferred tax asset	1,770	2,457

Deferred tax liabilities:
Deferred and uncollected premiums	0	644
Reserves	549	69
Premium adjustment	0	701

Total deferred tax liabilities	549	1,414

Net admitted deferred tax asset	$1,221	$1,043

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

NOTES TO THE FINANCIAL STATEMENTS

as of and for the years ended December 31, 2006 and 2005

(Statutory Basis)

        The provision for federal and foreign income taxes incurred is different from that which would be obtained by applying the statutory Federal income tax rate to income before income taxes. The significant items causing this difference at December 31 are as follows:

	2006	Effective Tax Rate	2005	Effective Tax Rate
	($ in thousands)
Provision computed at statutory rate	$6,992	35.0%	$7,510	35.0%
Tax on statutory capital gains	(294)	(1.5)	1,311	6.1
Change in nonadmitted assets	32	0.2	42	0.2
Amortization of IMR	(137)	(0.7)	(161)	(0.8)
Prior year current true-up	768	3.9	20	0.1
Prior year deferred true-up	(834)	(4.2)	(26)	(0.1)
Other	5	0.0	(28)	(0.1)

Total	$6,532	32.7%	$8,668	40.4%

Federal income taxes incurred	$6,843	34.3%	$6,053	28.2%
Change in net deferred income taxes	(311)	(1.6)	2,615	12.2

Total statutory income taxes	$6,532	32.7%	$8,668	40.4%

        At December 31, 2006, the Company had no net operating or tax credit available to offset future net income subject to federal income taxes.

        The Company incurred the following amount of income taxes in the current year and the preceding years that are available for recoupment in the event of future net losses (in thousands):

2006	$6,075
2005	6,801
2004	65,190

        The Company recorded a receivable of $2.4 million and $69 thousand at December 31, 2006 and 2005, respectively.

        The Company's federal income tax return for 2006 is consolidated with Acceleration National Service Corporation, Chesterfield International Reinsurance Limited, Citizen's Accident & Health Insurance Company, Dealer Services Reinsurance, Ltd., Financial Protection Marketing, Inc., First Protection Company, First Protection Corporation, First Protection Corporation of Florida, First Protection Insurance Group, Inc., Golden Gate Captive Insurance Company, Gulfco Insurance Services, Inc., Gulfco Life Insurance Company, Hotel Development Company, Inc., Investment Distributors, Inc., Lyndon Financial Corporation, Lyndon General Agency of Texas, Inc., Lyndon Insurance Group, Inc., Lyndon Property Insurance Company, Lyndon Southern Insurance Company, Matrix Direct, Inc., National Health Care Systems of Florida, Inc., Oracare Consultants, Inc., Oracare Dental Associates, Inc., PLC Life Alliance, Inc., Product Resource Group, Inc., ProEquities, Inc., Protective Administrative Services, Inc., Protective Asset Management Group, Inc., Protective Finance

Corporation, Protective Finance Corporation II, Protective Investment Advisors, Inc., Protective Life and Annuity Insurance Company, Protective Life Corporation, Protective Life Insurance Company, Pacific Captive Insurance Company, Protective Marketing Enterprises, Inc., Protective Producers Association, Inc., Protective Real Estate Holdings, Inc., Protective Services, Inc., Real Estate Asset Purchase Corporation, The Advantage Warranty Corporation, The SmartHealth Agency, Inc., Warranty Business Services Corporation, West Coast Life Insurance Company, Western Diversified Capital Funding Corporation, Western Diversified Services, Inc., Western Dealer Services, Inc., Western General Warranty Corporation and Western General Warranty, Inc.

5.    INFORMATION CONCERNING PARENT, SUBSIDIARIES, AND AFFILIATES.

        During 2006, the Company received approval from the Alabama Department of Insurance and paid an extraordinary dividend of $78.5 million to PLICO.

        The Company paid $14.7 million in dividends on common stock to PLICO in 2005.

        The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly. At December 31, 2006, the Company had an intercompany payable of $6.5 million. At December 31, 2005, the Company had an intercompany payable of $2.8 million.

        PLC has contracts with its affiliates under which it supplies investment, legal and data processing services on a fee basis and other managerial and administrative services on a shared cost basis. In addition, the affiliates have a joint contract relating to allocation of costs for services performed by employees of one affiliate for another. The Company paid $8.7 million and $8.4 million during the years ending December 31, 2006 and 2005, respectively, for these services.

        PLICO entered into a guaranty agreement on October 27, 1993, with the Company. PLICO has guaranteed the payment of all insurance policy claims made by the holders or beneficiaries of any policies, which were issued after the date of the guaranty agreement in accordance with the terms of said policies. Total liabilities for policies covered by this agreement were $108.3 million and $106.9 million at December 31, 2006 and 2005, respectively.

        PLICO entered into a guaranty agreement on December 31, 1995, whereby PLICO guaranteed that the Company will perform all of the obligations of PLICO pursuant to the terms and conditions of an indemnity coinsurance agreement between PLICO and an unaffiliated life insurance company. Total liabilities related to this coinsurance agreement were $9.0 million and $9.2 million at December 31, 2006 and 2005, respectively.

6.    CAPITAL AND SURPLUS, SHAREHOLDERS' DIVIDEND RESTRICTIONS

        Dividends on preferred and common are non-cumulative and are paid as determined by the Board of Directors. Normally, dividends may be paid without approval of the Insurance Commissioner of the State of Alabama in an amount up to the greater of 10% of policyholders' surplus as of the preceding December 31, or the Company's net gain from operations for the preceding year reduced by dividends paid within the preceding twelve months. The Company paid cash dividends of $78.5 million and $14.7 million on common stock to PLICO in 2006 and 2005, respectively. The Company did not pay dividends on the preferred stock in 2006 or 2005. The Company can pay $12.8 million in dividends without the approval of the Insurance Commissioner of the State of Alabama. The participating preferred stock can be redeemed at the option of the Company at $1,000 per share.

        The portion of unassigned funds (surplus) reduced for cumulative nonadmitted assets was $278 thousand.

        The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to identify inadequately capitalized insurance companies based upon the types and mixtures of risk inherent in the insurer's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Company is adequately capitalized under the formula at December 31, 2006 and 2005.

7.    CONTINGENCIES

        In most states, under insurance guaranty fund laws, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. At December 31, 2006 and 2005 the Company accrued liabilities of $6 thousand and $3 thousand for these assessments. The Company accrued related assets for premium tax credits of $3 thousand at December 31, 2006 and 2005. Both the liabilities and assets established for guaranty fund assessments expect to be realized at some future date.

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business and other matters. Often, these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The Company like other financial service companies, in the ordinary course of business, is involved in such litigation and arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, the Company does not believe that any such outcome will have a material impact on the financial condition or results of operations of the Company.

8.    REINSURANCE

        The Company assumes risks from and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. The Company is liable with respect to reinsurance ceded in that the liability for such reinsurance would become that of the

Company upon the failure of any reinsurer to meet its obligations under a particular reinsurance agreement. In compliance with regulatory requirements of the assuming reinsurer's state of domicile, the assuming reinsurer has deposited securities with its state insurance department for the benefit of the policyholders to cover such liabilities; however, the Company remains primarily liable as the direct insurer on all risk reinsured. In 2005, the Company increased its retention on certain traditional life products from $500,000 to $1,000,000 on any one life. The Company reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

        The Company has ceded to PLICO at and for the years ending December 31 as follows:

	2006	2005
	($ in thousands)
Life:
Insurance in force	$45,204	$166,420
Policy and claim reserves ceded	974	2,757
Policy claim liabilities ceded	71	214
Premiums ceded	(68)	(276)
Accident and health:
Policy and claim reserves ceded	1,838	6,589
Policy claim liabilities ceded	374	537
Premiums ceded	(51)	(267)

        The Company has ceded with non-affiliated insurers at and for the years ending December 31 as follows:

	2006	2005
	($ in thousands)
Life:
Insurance in force	$7,927,398	$7,751,690
Policy and claim reserves ceded	56,705	46,529
Policy claim liabilities ceded	5,609	5,841
Premiums ceded	25,937	25,738
Accident and health:
Policy and claim reserves ceded	719	755
Policy claim liabilities ceded	23	20
Premiums ceded	23	53

        The Company has assumed from non-affiliated insurers at and for the years ending December 31 as follows:

	2006	2005
	($ in thousands)
Life:
Insurance in force	$4,424,837	$4,827,437
Policy and claim reserves assumed	424,783	427,702
Policy claim liabilities assumed	4,504	6,119
Premiums assumed	35,928	37,844
Accident and health:
Policy and claim reserves assumed	2,590	7,376
Policy claim liabilities assumed	381	545
Premiums assumed	(36)	(250)

        The Company non-admitted $5 thousand in reinsurance receivables during 2006 due to the uncertainty of the collection. The company has not written these receivable off as uncollectible. The Company has not commuted any ceded reinsurance amounts during the year.

        Approximately 72.7% of the reinsurance receivable balance at December 31, 2006 relates to one insurance company rated "A+" (Superior) by the A. M. Best Company, an independent rating organization.

        At December 31, 2006 and 2005, respectively, the Company had $2.5 million and $7.1 million of accident and health recoverables and reinsurance credits with PLICO which exceeded 4% of capital and surplus.

9.    CHANGE IN INCURRED LOSSES AND LOSS ADJUSTMENT EXPENSES

        Activities in the liability for accident and health policy and contract claims are summarized as follows:

	2006	2005
	($ in thousands)
Balance at January 1	$3,867	$3,871
Less reinsurance recoverables	19	20

Net balance at January 1	3,848	3,851

Incurred:
Related to current year	745	1,110
Related to prior year	11	152

Total incurred	756	1,262

Paid:
Related to current year	230	281
Related to prior year	953	984

Total paid	1,183	1,265

Net balance at December 31	3,421	3,848
Plus reinsurance recoverables	22	19

Balances at December 31	$3,443	$3,867

        Claims incurred related to prior years are due to changes in anticipated costs to settle accident and health insurance claims for the years ending December 31, 2006 and 2005. Included in the aggregate reserves for accident and health policies are $3.3 million and $3.7 million of policy contract claim reserves as of December 31, 2006 and 2005, respectively.

10.    PARTICIPATING POLICIES

        Premiums under individual life and annuity participating policies were $92 thousand or 4% and $101 thousand or 4%, for the years ending December 31, 2006 and 2005, respectively, of total individual life and annuity premiums earned. The Company accrues dividends when declared by the Board of Directors. The Company paid dividends in the amount of $99 thousand and $103 thousand for the years ending December 31, 2006 and 2005, respectively. The Company has not allocated any additional income to participating policyholders.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

NOTES TO THE FINANCIAL STATEMENTS

as of and for the years ended December 31, 2006 and 2005

(Statutory Basis)

11.    ANALYSIS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES BY WITHDRAWAL CHARACTERISTICS

        Withdrawal characteristics of annuity actuarial reserves and deposit liabilities are as follows:

	2006
	($ in thousands)
Subject to discretionary withdrawal:
— with market value adjustments	$43,482	67.9%
— at book value less surrender charge	130	0.2
— at market	7,181	11.2

Subtotal	50,793	79.3
Subject to discretionary withdrawal — without adjustments
— at book value (minimal or no charge or adjustment)	6,564	10.2
Not subject to discretionary withdrawal provision	6,709	10.5

Total annuity actuarial reserves and deposit fund liabilities (gross)	64,066	100.0%

Less: reinsurance	0

Total annuity actuarial reserves and deposit liabilities (net)	$64,066

	2005
	($ in thousands)
Subject to discretionary withdrawal:
— with market value adjustments	$49,793	69.6%
— at book value less surrender charge	182	0.3
— at market	9,416	13.2

Subtotal	59,391	83.1
Subject to discretionary withdrawal — without adjustments
— at book value (minimal or no charge or adjustment)	7,217	10.1
Not subject to discretionary withdrawal provision	4,873	6.8

Total annuity actuarial reserves and deposit fund liabilities (gross)	71,481	100.0%

Less: reinsurance	0

Total annuity actuarial reserves and deposit liabilities (net)	$71,481

12.    PREMIUMS AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

        Life insurance premiums deferred and uncollected represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current policy year has been collected.

        Deferred and uncollected life insurance premiums and annuity considerations as of December 31 were as follows:

	2006		2005
Type	Gross	Net of Loading	Gross	Net of Loading
	($ in thousands)
Ordinary new business	$(23)	$(25)	$(70)	$(71)
Ordinary renewal	(836)	(957)	(787)	(918)
Group life	(546)	(546)	(572)	(572)

Total	$(1,405)	$(1,528)	$(1,429)	$(1,561)

13.    SEPARATE ACCOUNTS

        Separate Accounts held by the Company are for market value adjusted annuities and individual and group variable annuity contracts. The Separate Account for market value adjusted annuities provides the opportunity for the policyholder to invest in one or any combination of interest rate guarantee periods. The assets for this account are carried at market value and are held in a non-unitized Separate Account. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustment, which can be positive or negative. The market value adjusted annuities business has been included in the Nonindexed Guarantee less than 4% and Nonindexed Guarantee greater than 4% in the table below.

        The Separate Accounts for the individual and group variable business invest in shares of various mutual funds with external investment advisors. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The individual and group variable business has been included in the Nonguaranteed Separate Accounts column in the table below.

        Some of the variable annuity contracts contain GMDB features, which are described in Note 1.

        Information regarding the Company's Separate Accounts is as follows:

	2006
	Nonindexed Guarantee less than 4%	Nonindexed Guarantee more than 4%	Nonguaranteed Separate Account	Total
	($ in thousands)
1. Premiums, considerations or deposits for the year ended 12/31/06	$0	$388	$10	$398
2. Reserves at 12/31/06
I. For accounts with assets at:
Market value	1,205	42,532	7,181	50,918

Total reserves	$1,205	$42,532	$7,181	$50,918

II. By withdrawal characteristics:
Subject to discretionary withdrawals	$0	$0	$0	$0
With MV adjustment	1,205	42,532	0	43,737
At market value	0	0	7,181	7,181

Total	$1,205	$42,532	$7,181	$50,918

	2005
	Nonindexed Guarantee less than 4%	Nonindexed Guarantee More Than 4%	Nonguaranteed Separate Account	Total
	($ in thousands)
1. Premiums, considerations or deposits for the year ended 12/31/05	$147	$1,086	$4	$1,237
2. Reserves at 12/31/05
I. For accounts with assets at:
Market value	$5,925	$43,867	$9,416	$59,208

Total reserves	$5,925	$43,867	$9,416	$59,208

II. By withdrawal characteristics:
Subject to discretionary withdrawals
With MV adjustment	$5,925	$43,867	$0	$49,792
At market value	0	0	9,416	9,416

Total	$5,925	$43,867	$9,416	$59,208

        Reconciliation of net transfers to (from) separate accounts is as follows:

	2006	2005
	($ in thousands)
Transfers as Reported in the Summary of Operations of the Separate Accounts Statement:
Transfers to Separate Accounts	$398	$1,237
Transfers from Separate Accounts	(13,278)	(8,176)

Net transfers to (from) Separate Accounts	$(12,880)	$(6,939)

Transfers as reported in the Statements of Operations	$(12,880)	$(6,939)

14.    ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

        The carrying amount and estimated fair values of the Company's financial instruments at December 31 are as follows:

	2006		2005
	Carrying Amount	Estimated Fair Values	Carrying Amount	Estimated Fair Value
	($ in thousands)
Assets
Investments:
Bonds	$444,626	$459,694	$504,198	$530,999
Preferred stocks	17,132	17,570	4,313	4,476
Mortgage loans on real estate	710	714	954	962
Short term investments	4,319	4,319	27,511	27,511
Cash	3,320	3,320	5,582	5,582
Liabilities
Annuities	11,284	11,267	10,448	10,381

        Bond market values are determined using rates prescribed by the NAIC, when available. For bonds with no published NAIC rate or where the NAIC market rate is amortized cost, quoted market prices or estimates from independent pricing services are used.

        The Company estimates the fair value of its mortgage loans using discounted cash flows from the next call date. The Company believes the fair values of its short-term investments and cash approximate book value.

        The Company believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.0% to 8.0%.

        The Company estimates the fair value of its annuities using surrender values.

15.    EMPLOYEE BENEFIT PLANS

  Employee Retirement Plan

        PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. PLC allocates the costs of the plan to each subsidiary based on a percentage of payroll. The Company has no legal obligation for benefits under the plan.

        PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. The plan is not separable by affiliates participating in the plan. PLC allocates the cost of the plan to each subsidiary based on a percentage of payroll. The Company has no legal obligation for benefits under the plan.

        In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

        Life Insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement from $10,000 up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

  Deferred Compensation Plan

        The Company participates in PLC's long-range performance share plan for selected employees. Payments of any benefits under this plan require PLC to achieve certain earnings goals during the four-year period following award under the plan. The plan provides for payment in shares of PLC common stock, except for an amount equal to the employee's tax withholdings on the total payment, which is paid in cash.

        The Company also participates in PLC's qualified defined contribution retirement plan, which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. In 1990 PLC established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to the 401(k) Plan. In 1994 a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expenses related to the ESOP consists of the cost of the shares allocated to participating employees, plus the interest expense on the ESOP's note payable to the Company, less dividends on shares held by the ESOP. PLC allocates the cost of these benefits to each subsidiary based on a percentage of payroll. The Company has no legal obligation for benefits under these plans.

        The Company participates in PLC's Deferred Compensation Plan for Officers for certain officers who may elect to defer part or all of their cash and stock bonuses. Any obligation of the Company under the Plan is transferred to PLC at the time of the deferral.

        The Company maintains a deferred compensation plan for agents whereby agents may elect to defer part or all of their commissions. The Company credits each agent's account annually with interest on the amounts accumulated at a current interest rate.

        The Company's share of net costs related to employee benefit plans was approximately $30 thousand and $18 thousand for the years ending December 31, 2006 and 2005, respectively.

SUPPLEMENTAL SCHEDULES

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

SELECTED FINANCIAL DATA SCHEDULE

as of and for the year ended December 31, 2006

($ in thousands)
Investment income earned
Government bonds	$340
Bonds exempt from U.S. tax
Other bonds (unaffiliated)	30,314
Preferred stocks (unaffiliated)	256
Mortgage loans	69
Premium notes, policy loans and liens	3,577
Cash/short term investments	142
Aggregate write-ins for investment income	409

Gross investment income	$35,107

Mortgage loans — book value:
Residential mortgages
Commercial mortgages	$710

Total mortgage loans	$710

Mortgage loans by standing — book value:
Good standing	$710

Bonds and short term investments by class and maturity:
Bonds and short term by maturity — statement value
Due within one year	29,601
Over 1 year through 5 years	88,426
Over 5 years through 10 years	123,725
Over 10 years through 20 years	38,683
Over 20 years	168,510

Total by maturity	$448,945

Bonds and short term by class — statement value
Class 1	232,460
Class 2	205,122
Class 3	8,033
Class 4	3,330
Class 5
Class 6
Total by class	$448,945

Total bonds and short term publicly traded	$403,360

Total bonds and short term privately place	$45,585

Short term investments — book value	$4,319

Cash on deposit	$3,320

See Report of Independent Auditors and Notes to Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

SELECTED FINANCIAL DATA SCHEDULE

as of and for the year ended December 31, 2006

Life insurance in force:
Ordinary	$1,080
Credit life	$109
Group life	$355
Amount of accidental death insurance in force
Under ordinary policies	$138
Life insurance policies with disability provisions in force:
Ordinary	$79
Group	$26
Supplementary contracts in force:
Ordinary — not involving life contingencies
Amounts on deposit	$401
Income payable	$50
Ordinary — involving life contingencies
Income payable	$14
Annuities:
Ordinary
Immediate — amount of income payable	$999
Deferred — fully paid — account balance	$4,577
Accident and health insurance — premiums in force:
Ordinary	$131
Group	$0
Credit	$6,401
Deposit funds and dividend accumulations:
Dividend accumulations — account balance	$1,123

See Report of Independent Auditors and Notes to Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

SELECTED FINANCIAL DATA SCHEDULE

as of and for the year ended December 31, 2006

Claim payments 2006:
Other accident and health
2006	$17
2005	$49
2004	$63
2003	$28
2002	$49
Prior	$222
Other coverages that use development methods to calculate claims reserves
2006	$213
2005	$269
2004	$128
2003	$106
2002	$33
Prior	$9

See Report of Independent Auditors and Notes to Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

SUMMARY INVESTMENT SCHEDULE

as of and for the year ended December 31, 2006

	Gross Investment Holdings		Admitted Assets
	Amounts	Percentage	Amount	Percentage
Bonds
U.S. treasury securities	6,909	1.4	6,909	1.4
Mortgage-backed securities (includes residential and commercial MBS):
Pass-through securities:
Guaranteed by GNMA	65	0.0	65	0.0
Issued by FNMA and FHLMC	1,835	0.3	1,835	0.3
CMOs and REMICs:
Issued by FNMA and FHLMC	28,877	5.5	28,877	5.5
All other privately issued	37,660	7.2	37,660	7.2
Other debt and other fixed income securities (excluding short term):
Unaffiliated domestic securities	331,507	63.6	331,507	63.6
Unaffiliated foreign securities	37,773	7.3	37,773	7.3
Preferred stocks:
Unaffiliated	17,132	3.3	17,132	3.3
Mortgage loans:
Single family residential properties
Commercial loans	710.2		710.2
Contract loans	50,734	9.7	50,726	9.7
Receivables for securities	115		115
Cash and short term investments	7,639	1.5	7,639	1.5

Total invested assets	$520,956	100.0%	$520,948	100.0%

See Report of Independent Auditors and Notes to Statutory Basis Financial Statements

See Report of Independent Auditors and Notes to Statutory Basis Financial Statements

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

INVESTMENT RISK INTERROGATORIES

for the year ended December 31, 2006

1.
The Company's total admitted assets (excluding Separate Accounts) as of December 31, 2006 were $533 million.

2.
State by investment category the 10 largest exposures to a single issuer/borrower/investment, excluding (i) U.S. Government, U.S. Government agency securities and those U.S. Government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt, (ii) property occupied by the Company and (iii) policy loans.

Investment Category	Amortized Cost	% of Admitted Assets
	($ in thousands)
Bonds:
Ohio Power	10,951	2.1%
SBC Communications	10,292	1.9%
Ohio National Financial Services	8,972	1.7%
Enterprise Products	7,974	1.5%
Cox Communications, Inc.	7,961	1.5%
Progress Energy	6,999	1.3%
Canadian Natural Resources	6,070	1.1%
Dow Chemical Pass Thru Trust	6,051	1.1%
Inco Limited	5,999	1.1%
FHLMC	5,998	1.1%
3.
State the amounts and percentages of the reporting entity's total admitted assets held in bonds, short term and preferred stocks by NAIC rating.

Investment Category	Amortized Cost	% of Admitted Assets
	($ in thousands)
Bonds:
NAIC Rated 1	$232,460	43.6%
NAIC Rated 2	205,121	38.5%
NAIC Rated 3	8,033	1.5%
NAIC Rated 4	3,330	0.7%
Preferred stocks:
NAIC Rated 1	7,820	1.5%
NAIC Rated 2	9,312	1.8%
4.
State the amounts and percentages of the reporting entity's total admitted assets held in foreign investments:

4.01	Are assets held in foreign investments less than 2.5% of the reporting entity's total admitted assets. Yes.
4.02	Total admitted assets held in foreign investments of $11.2 million (0.009% of total admitted assets).
4.03	Foreign-currency denominated investments of $0
40.4	Insurance liabilities denominated in that same foreign currency of $0

  Assets held in foreign investments, are less than 2.5% of the reporting entity's total admitted assets, therefore detail is not required for items 5 through 10.

11.
Amounts and percentages of the reporting entity's total admitted assets held in Canadian investments and unhedged Canadian currency exposure:

11.01	Are assets held in Canadian investments less than 2.5% of the reporting entity's total admitted assets. No
11.02	Total admitted assets held in Canadian investments of $28.6 million or 5.0%.
11.03	Canadian-currency-denominated investments of $0.
11.04	Supporting Canadian-denominated insurance liabilities of $0.
11.05	Unhedged Canadian currency exposure of $0.
17.
The Company's mortgage loan portfolio is less than 2.5% of the Company's total admitted assets.

Note: Interrogatories 5 through 10, 12 through 16 and 18 through 22 were not applicable.

See Report of Independent Auditors and Notes to Statutory Basis Financial Statements

PART C

OTHER INFORMATION

Item 24.    Financial Statements and Exhibits.

(a)
Financial Statements:

        All required financial statements are included in Part A and Part B of this Registration Statement.

(b)
Exhibits:

1.	Resolution of the Board of Directors of Protective Life and Annuity Insurance Company (formerly American Foundation Life Company) authorizing establishment of the Variable Annuity Account A of Protective Life(1)
2.	Not applicable
3.	(a)	Form of Underwriting Agreement among Protective Life and Annuity Insurance Company, Investment Distributors, Inc. and the Variable Annuity Account A of Protective Life(1)
	(b)	Form of Distribution Agreement between Investment Distributors, Inc. and broker-dealers(1)
4.	(a)	Form of Individual Flexible Premium Deferred Variable and Fixed Annuity Contract(15)
	(b)	Guaranteed Account Endorsement(15)
	(c)	Return of Purchase Payments Death Benefit Rider(15)
	(d)	Maximum Anniversary Value Death Benefit Rider(15)
	(e)	Net Amount at Risk Fee Endorsement(15)
	(f)	Annuitization Bonus Endorsement(15)
	(g)	Benefit Based Fee Endorsement(15)
	(h)	Traditional Individual Retirement Annuity (IRA) Endorsement(15)
	(i)	Roth Individual Retirement Annuity (IRA) Endorsement(15)
	(j)	Tax Sheltered Annuity (TSA) Endorsement(15)
	(k)	Qualified Retirement Plan Endorsement(15)
	(l)	Form of Guaranteed Minimum Withdrawal Benefit Rider(15)
	(m)	Form of Enhanced GMWB Withdrawal Percentages for Certain Medical Conditions Endorsement(15)
	(n)	Lifetime Guaranteed Minimum Withdrawal Benefit Rider with Annual Roll-up(16)
	(o)	Guaranteed Minimum Accumulation Benefit Rider(16)
5.	Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract(15)
6.	(a)	Charter of Protective Life and Annuity Insurance Company.(1)
	(b)	By-Laws of Protective Life and Annuity Insurance Company.(1)
7.	Not applicable
8.	(a)	Form of Participation Agreement (Oppenheimer Variable Account Funds)(6)
	(b)	Form of Participation Agreement (MFS Variable Insurance Trust)(6)
	(c)	Form of Participation Agreement (Calvert Group, formerly Acacia Capital Corporation)(6)
	(d)	Form of Participation Agreement (Van Eck Worldwide Insurance Trust)(7)
	(e)	Form of Participation Agreement (Van Kampen Life Investment Trust)(8)
	(f)	Form of Participation Agreement (Lord Abbett Series Fund)(9)
	(g)	Form of Participation Agreement for Class II Shares (Van Kampen)(10)

	(h)	Form of Participation Agreement for Service Class Shares (Oppenheimer Variable Account Funds)(10)
	(i)	Form of Participation Agreement for Service Class Shares (Universal Institutional Funds, Inc.)(10)
	(j)	Form of Amended and Restated Participation Agreement (MFS Variable Insurance Trust)(10)
	(k)	Form of Participation Agreement (Goldman Sachs Variable Insurance Trust)(11)
	(l)	Form of Participation Agreement (Fidelity® Variable Insurance Products)(12)
	(m)	Form of Participation Agreement (Franklin Templeton Variable Insurance Products Trust)(13)
	(n)	Form of Rule 22c-2 Shareholder Information Agreement (Calvert Group)(14)
	(o)	Form of Rule 22c-2 Shareholder Information Agreement (Fidelity Variable Insurance Products)(14)
	(p)	Form of Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust)(14)
	(q)	Form of Rule 22c-2 Shareholder Information Agreement (Goldman Sachs Variable Insurance Trust)(14)
	(r)	Form of Rule 22c-2 Shareholder Information Agreement (Lord Abbett Series Fund)(14)
	(s)	Form of Rule 22c-2 Shareholder Information Agreement (MFS Variable Insurance Trust)(14)
	(t)	Form of Rule 22c-2 Shareholder Information Agreement (Oppenheimer Variable Account Funds)(14)
	(u)	Form of Rule 22c-2 Shareholder Information Agreement (Universal Institutional Funds, Inc.)(14)
	(v)	Form of Form of Rule 22c-2 Shareholder Information Agreement (Van Eck Worldwide Insurance Trust)(14)
	(w)	Form of Rule 22c-2 Shareholder Information Agreement (Van Kampen Life Investment Trust)(14)
9.	Opinion and Consent of Max Berueffy, Esq.(5)
10.	(a)	Consent of Sutherland, Asbill & Brennan, LLP
	(b)	Consent of PricewaterhouseCoopers
11.	No financial statements will be omitted from Item 23
12.	Not applicable
13.	Not applicable
14.	Powers of attorney(5)

  (1)
  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 333-41577) filed with the Commission on April 15, 1998.
  (2)
  Incorporated herein by reference to Post-Effective Amendment Number 1 to the Form N-4 Registration Statement, (File No. 333-41577) filed with the Commission on April 30, 1999.
  (3)
  Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-41577), filed with the Commission on April 20, 2000.
  (4)
  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-76952), filed with the Commission on April 22, 2002.
  (5)
  Incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-146506), filed with the Commission on October 4, 2007.
  (6)
  Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 33-70984) as filed with the Commission on April 30, 1997.
  (7)
  Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-60149) filed with the Commission on October 26, 1998.

  (8)
  Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-4 Registration Statement (File No. 33-70984) filed with the Commission on April 20, 2000.
  (9)
  Incorporated herein by reference to the Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (File No. 333-94047) filed with the Commission on April 25, 2002.
  (10)
  Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (File No. 333-94047) filed with the Commission on April 30, 2003.
  (11)
  Incorporated herein by reference to the initial Registration Statement on Form N-4 (File No. 333-112892), filed with the Commission on February 17, 2004.
  (12)
  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-107331), filed with the Commission on November 26, 2003.
  (13)
  Incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-116813) filed with the Commission on April 28, 2006.
  (14)
  Incorporated herein by reference to the Post-Effective Amendment No. 17 to the Form N-4 Registration Statement (File No. 33-70984) filed with the Commission on April 27, 2007.
  (15)
  Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-146506) filed with the Commission on December 19, 2007.
  (16)
  Incorporated herein by reference to the Pre-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-146508) filed with the Commission on March 25, 2008.

Item 25.    Directors and Officers of Depositor.

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns	Director
Wayne E. Stuenkel	President, Chief Actuary, and Director
Richard J. Bielen	Vice Chairman, Chief Financial Officer and Director
Deborah J. Long	Executive Vice President, General Counsel, and Secretary
Carolyn Johnson	Executive Vice President and Chief Operating Officer
Carl S. Thigpen	Executive Vice President, Chief Investment Officer and Assistant Secretary
Steven G. Walker	Senior Vice President, Chief Accounting Officer and Controller
Carolyn King	Senior Vice President, Acquisitions and Corporate Development
John B. Deremo	Senior Vice President and Chief Distribution Officer
Brent Griggs	Senior Vice President
Kevin J. Howard	Senior Vice President

*
Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26.    Persons Controlled by or Under Common Control With the Depositor and Registrant.

        The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2007 (File No. 1-11339) filed with the Commission on February 29, 2008.

Item 27.    Number of Contractowners.

        As of March 1, 2008, there were no contract owners of ProtectiveAccess®XL NY individual and group flexible premium deferred variable annuity contracts offered by Registrant.

Item 28.    Indemnification of Directors and Officers.

        Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

        In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriter.

  (a)
  Investment Distributors, Inc. ("IDI") is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Life Separate Account, Protective Variable Annuity Separate Account, and Protective Acquired Variable Annuity Separate Account.

  (b)
  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Edwin V. Caldwell	President, Secretary and Director	Vice President, Life and Annuity Division
Kevin B. Borie	Director	Vice President and Chief Valuation Actuary, Life and Annuity Division
Barry K. Brown	Assistant Secretary	Assistant Vice President, LLC Commissions
Cindy McGill	Assistant Secretary	Director II, Life and Annuity Division
Steve M. Callaway	Chief Compliance Officer	Chief Compliance Officer and Senior Associate Counsel
Gary Carroll	Assistant Compliance Officer and Director	Second Vice President, Compliance, Life and Annuity Division
Julena Johnson	Assistant Compliance Officer	Compliance Auditor II
Thomas R. Barrett	Chief Financial Officer and Director	Director, Operational Accounting, Life and Annuity Division
Jason P. Dees	Assistant Financial Officer	Staff Accountant II, Life and Annuity Division

*
Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.

(c)
The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investment Distributors, Inc.	N/A	None	N/A	N/A

Item 30.    Location of Accounts and Records.

        All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life and Annuity Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31.    Management Services.

        All management contracts are discussed in Part A or Part B.

Item 32.    Undertakings.

  (a)
  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

  (b)
  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

  (c)
  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

  (d)
  The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP- 6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

  (e)
  Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement certifies that it has duly caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on March 17, 2008.

VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE
By:	/s/ WAYNE E. STUENKEL Wayne E. Stuenkel, President Protective Life and Annuity Insurance Company
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY
By:	/s/ WAYNE E. STUENKEL Wayne E. Stuenkel, President Protective Life and Annuity Insurance Company

        As required by the Securities Act of 1933, this amendment to the Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN D. JOHNS John D. Johns	Director	March 17, 2008
/s/ WAYNE E. STUENKEL Wayne E. Stuenkel	President, Chief Actuary and Director (Principal Executive Officer)	March 17, 2008
* Richard J. Bielen	Vice Chairman, Chief Financial Officer and Director (Principal Financial Officer)	March 17, 2008
* Steven G. Walker	Senior Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	March 17, 2008
*By:	/s/ MAX BERUEFFY Max Berueffy Attorney-in-fact	March 17, 2008

QuickLinks

PART A INFORMATION REQUIRED TO BE IN THE PROSPECTUS

DEFINITIONS
FEES AND EXPENSES
OWNER TRANSACTION EXPENSES
PERIODIC CHARGES (other than Fund expenses)
RANGE OF EXPENSES FOR THE FUNDS
Example of Charges
SUMMARY
THE COMPANY, VARIABLE ACCOUNT AND FUNDS
Incoming 12b-1 Fees
DESCRIPTION OF THE CONTRACT
THE DCA FIXED ACCOUNT(S)
DEATH BENEFIT
GUARANTEED LIFETIME WITHDRAWAL BENEFIT ("SecurePay") WITH RightTimeSM OPTION
SUSPENSION OR DELAY IN PAYMENTS
SUSPENSION OF CONTRACTS
CHARGES AND DEDUCTIONS
EXAMPLE 1
EXAMPLE 2
EXAMPLE 3
EXAMPLE 4
ANNUITY PAYMENTS
YIELDS AND TOTAL RETURNS
FEDERAL TAX MATTERS
TAXATION OF ANNUITIES IN GENERAL
QUALIFIED RETIREMENT PLANS
FEDERAL INCOME TAX WITHHOLDING
GENERAL MATTERS
DISTRIBUTION OF THE CONTRACTS
LEGAL PROCEEDINGS
VOTING RIGHTS
FINANCIAL STATEMENTS
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
APPENDIX A EXAMPLE OF DEATH BENEFIT CALCULATIONS
APPENDIX B EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION
EXPLANATION OF THE COMMUTED VALUE CALCULATION
APPENDIX C CONDENSED FINANCIAL INFORMATION
APPENDIX D Example of SecurePay Rider (without the SecurePay Roll-up Benefit and the SecurePay GMAB)
APPENDIX E
PART B INFORMATION REQUIRED TO BE IN THE STATEMENT OF ADDITIONAL INFORMATION

SAFEKEEPING OF ACCOUNT ASSETS
STATE REGULATION
RECORDS AND REPORTS
LEGAL MATTERS
EXPERTS
OTHER INFORMATION
FINANCIAL STATEMENTS
FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE NOTES TO FINANCIAL STATEMENTS September 30, 2007 (unaudited)
THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE NOTES TO FINANCIAL STATEMENTS September 30, 2007 (unaudited)
THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE NOTES TO FINANCIAL STATEMENTS September 30, 2007 (unaudited)
Report of Independent Registered Public Accounting Firm
THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE NOTES TO FINANCIAL STATEMENTS December 31, 2006
THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE NOTES TO FINANCIAL STATEMENTS December 31, 2006
THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE NOTES TO FINANCIAL STATEMENTS December 31, 2006
THE VARIABLE ANNUITY ACCOUNT A OF PROTECTIVE LIFE NOTES TO FINANCIAL STATEMENTS December 31, 2006
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY STATEMENT OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS (Statutory Basis) (unaudited)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY STATEMENT OF OPERATIONS (Statutory Basis) (unaudited)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY STATEMENT OF CASH FLOW (Statutory Basis) (unaudited)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY NOTES TO STATUTORY FINANCIAL STATEMENTS September 30, 2007 (unaudited)
REPORT OF INDEPENDENT AUDITORS
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY STATEMENTS OF ADMITTED ASSETS, LIABILITIES, AND CAPITAL AND SURPLUS (Statutory Basis)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY STATEMENTS OF OPERATIONS (Statutory Basis)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY STATEMENT OF CHANGES IN CAPITAL AND SURPLUS (Statutory Basis)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY STATEMENTS OF CASH FLOWS (Statutory Basis)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY NOTES TO THE FINANCIAL STATEMENTS as of and for the years ended December 31, 2006 and 2005 (Statutory Basis)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY NOTES TO THE FINANCIAL STATEMENTS as of and for the years ended December 31, 2006 and 2005 (Statutory Basis)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY NOTES TO THE FINANCIAL STATEMENTS as of and for the years ended December 31, 2006 and 2005 (Statutory Basis)
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY NOTES TO THE FINANCIAL STATEMENTS as of and for the years ended December 31, 2006 and 2005 (Statutory Basis)
SUPPLEMENTAL SCHEDULES
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY SELECTED FINANCIAL DATA SCHEDULE as of and for the year ended December 31, 2006
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY SUMMARY INVESTMENT SCHEDULE as of and for the year ended December 31, 2006
PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY INVESTMENT RISK INTERROGATORIES for the year ended December 31, 2006
PART C OTHER INFORMATION
SIGNATURES